

EMPOWERING THE FUTURE OF CARE

Notice of Annual Meeting & Proxy Statement

2023

A Letter from Our CEO & Independent Board Chairman

> **AMN Healthcare is well positioned to continue to meet the needs of healthcare organizations in an era of workforce shortages.**

Dear AMN Healthcare Shareholders,

On behalf of the Board and AMN Healthcare, thank you for the trust and confidence you have placed in us during this extraordinary time for the healthcare industry. In 2022, AMN Healthcare delivered record financial performance by supporting our clients, clinicians and communities as they navigated high service demand and workforce shortages. We believe our strong culture, our team's ability to execute on our strategy combined with the platform we have created in healthcare, will continue to create value and make a positive impact on society.

Evolution of AMN as the Total Talent Solutions Leader

Our success over the years has been predicated on listening carefully to clients' needs throughout dramatic changes in the healthcare industry – rising costs, healthcare reform, a major recession, an unprecedented pandemic, an aging population, and workforce shortages that today reach crisis proportions. To meet these challenges, AMN Healthcare has refined and continually strengthened our workforce solutions by investing in our existing services and platforms while also expanding into new solutions through strategic acquisitions and internal investments.

The results over time have been the creation of an entirely new type of company in the healthcare industry – a diversified, integrated total healthcare talent services organization. We strive to be recognized as the most trusted, innovative, and influential force in helping healthcare organizations provide a quality patient care experience that is more human, more effective, and more achievable. AMN Healthcare today places tens of thousands of nurses, physicians, allied health professionals, executives, and other professionals who are necessary to quality patient care and the business of healthcare. We invest in the improvement of the professional and personal lives of clinicians, particularly engaging many avenues of support for their mental health and wellbeing.

The value that we bring to our strategic partnerships with our clients has grown throughout the company's history and will continue to be our priority. As workforce shortages and other systemic challenges persist, and as an aging populace needs greater and more complex healthcare services, the healthcare industry's total talent needs for integrated staffing, precision planning and technology innovations become increasingly essential. AMN Healthcare is well positioned to continue to meet these needs for years to come. In 2022, we delivered record revenue of $5.24 billion, net income of $444.1 million and adjusted EBITDA of $846.7 million.[1] As a result of these strong partnerships between our clients, healthcare professionals and our team members, our total shareholder return outperformed a number of our peers.

AMN's Culture is Foundational to Our Success

The commitment to help create a more just and inclusive society for all is a foundation of AMN Healthcare's culture. AMN Healthcare has created a truly inclusive and diverse company, where 69% of our corporate team members are women and 45% are from historically underrepresented communities. Our commitment to advancing diversity extends to our upper ranks, where 63% of all corporate leaders are women and 29% of our leaders are BIPOC. In the boardroom, 56% of our Board of Directors are women and 33% are BIPOC, and in total, 67% of our Board have identities that were historically excluded from corporate Boards, which places AMN Healthcare among the highest levels of Board diversity in the healthcare industry and publicly

---

[1] More information on our adjusted EBITDA, which refers to our adjusted earnings before interest, taxes, depreciation and amortization, and a reconciliation of our 2022 net income to adjusted EBITDA, can be found at Exhibit A to this proxy statement (page 113).

traded companies. The dedication of the AMN Healthcare culture has been widely recognized, including with the 2022 National Association of Corporate Directors (NACD) Diversity, Equity & Inclusion Award, along with many years of inclusion in the Bloomberg Gender-Equality Index and the Human Rights Campaign Corporate Equality Index. AMN Healthcare has significantly expanded its investment and accomplishments in establishing a diverse, equitable and inclusive corporate team, resulting in greater innovation and more expansive viewpoints and experiences to better serve our clients and enable our healthcare professionals to provide quality patient care.

Our culture of diversity, equality, equity and inclusion reaches far beyond our virtual corporate walls. Our core business seeks to reduce inequality and drive health equity. Our Language Services division breaks down language and communication barriers for millions of patients through real-time interpretation. We are enhancing access to healthcare services through our provision of teletherapy services and our international nurse division brings much needed qualified nurses to communities who otherwise may be left behind.



This post-pandemic era presents opportunities along with challenges, and AMN Healthcare is well positioned to capture those opportunities to deliver long-term value to its stakeholders.

Vision – Present and Future

The vision of AMN Healthcare's executive and board leadership, continues to be that AMN empowers the future of care as a long-term, vital partner for the complex and challenging realities that the healthcare industry faces today. We thank Susan Salka, who retired as AMN's CEO in 2022, for her visionary leadership.

This post-pandemic era presents opportunities along with challenges, and AMN Healthcare is well positioned to capture those opportunities to deliver long-term value to its stakeholders. Enhanced healthcare workforce sustainability and engagement are goals we can achieve through growing partnerships between AMN Healthcare and our industry partners. Technology-enabled total talent solutions can mitigate pressures on healthcare organizations while driving better outcomes for care providers and their patients and improved performance for our company. We invest in the future by expanding our network of healthcare professionals overseas. We bolster our platforms through innovative solutions for the growing number of patients who are English learners or hearing impaired and telehealth for the rising demand for therapists and other clinicians in our schools. We will continue to focus on driving strong outcomes in our existing services while driving innovation that will result in improved patient outcomes, performance success for AMN Healthcare and our clients, and healthier communities where all can thrive.

These topics and other issues of shareholder interest are discussed further within this proxy statement and may be addressed at our 2023 Annual Meeting of Shareholders on Wednesday, May 17, 2023, at 1:00 p.m. Central Time. We will conduct our 2023 meeting virtually. We cordially invite you to join us and have included instructions for participating in our virtual shareholder meeting under the General Information Section of this proxy statement.

Gratefully Yours,



Douglas D. Wheat

DOUGLAS D. WHEAT
Chairman of the Board



Caroline Grace

CARY GRACE
President and Chief Executive Officer

AMN: LEADER & INNOVATOR IN TOTAL TALENT SOLUTIONS POSITIONED TO EMPOWER THE FUTURE OF CARE

Record Revenue of **$5.24B** in 2022	**Over 250,000 Healthcare Professional Placements** in 2022	**Recognized for Workplace Equality on Human Rights Campaign Corporate Equality Index** 2018 – 2022
Ranked **#91** on Fortune Magazine's 2022 List of Fastest Growing Companies	**Named by Newsweek as one of America's Most Responsible Companies** 2020 – 2023	Diluted EPS of **$9.90** and Adjusted Diluted EPS of **$11.90** in 2022[1]
Recognized for Workplace Equity on Bloomberg Gender-Equality Index 2018 – 2023	**Cary Grace** joins AMN Healthcare as its President and Chief Executive Officer	Winner **– NACD Diversity, Equity & Inclusion Award** – Public Company – Mid-Cap 2022

[1] More information on our adjusted diluted EPS, and a reconciliation of our 2022 GAAP diluted net income per share to adjusted diluted EPS can be found at Exhibit A to this proxy statement (page 113).

Our Aspiration

We strive to be recognized as the most trusted, innovative, and influential force in **helping healthcare organizations** provide a **quality patient care** experience that is more human, more effective, and more achievable.

Our Mission

DELIVER
the best talent and insights to help healthcare organizations optimize their workforce

GIVE
healthcare professionals opportunities to do their best work towards quality patient care

CREATE
a values-based culture of innovation where our team members can achieve their goals

Our Purpose

Helping to achieve personal and professional goals every day.



CORPORATE CULTURE FOCUSED ON CORE VALUES

We Value:

CUSTOMER FOCUS
We put people first, whether the customer is internal or external. We strive to go above and beyond in what we bring to every professional relationship, not just meeting, but exceeding, expectations at every turn.

RESPECT
We value everyone's unique contribution, and as such, we treat everyone with the highest level of personal and professional courtesy, consideration, and care.

TRUST
Our relationships are honest, authentic, and open. We pride ourselves on the fact that we keep our commitments. Our word is our promise.

CONTINUOUS IMPROVEMENT
We know that even our best efforts and our most robust solutions can always be better. We never settle for 'good enough' and constantly seek opportunities and proactively embrace changes to improve.

PASSION
We love what we do – and it shows. Passion makes the difference between just doing something – and doing it well. It's the fire that drives our purpose and our daily lives.

INNOVATION
Innovation is a mindset. We work to stay future-focused and committed to bringing new ideas to life that generate differentiated value for everyone.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Table of Contents

Notice of Annual Meeting of Shareholders

DATE AND TIME	LOCATION	RECORD DATE
May 17, 2023 1:00 p.m. (Central Time)	www.virtualshareholdermeeting.com/AMN2023	March 21, 2023

VOTING MATTERS

	RECOMMENDATION	PAGE
1. To elect nine directors to the Board of Directors	✓	**16**
2. To approve, by non-binding advisory vote, the compensation of our named executive officers	✓	**58**
3. To ratify the appointment of KPMG LLP to be our independent registered public accounting firm for the fiscal year ending December 31, 2023	✓	**101**
4. To consider a shareholder proposal if properly presented at the 2023 Annual Meeting	✗	**103**

We will also take action upon any other business as may properly come before the 2023 Annual Meeting and any adjournments or postponements of that meeting.

HOW TO VOTE YOUR SHARES



ONLINE

Please follow the internet voting instructions sent to you and visit www.proxyvote.com, any time up until 11:59 p.m. (Eastern Time) on May 16, 2023.



CALL

Please follow the telephone voting instructions sent to you and call 1 (800) 690-6903, any time up until 11:59 p.m. (Eastern Time) on May 16, 2023.



MAIL

If you received printed materials, please mark, date and sign your proxy card per the instructions and return it by mail in the pre-addressed envelope provided. The proxy card must be received prior to the 2023 Annual Meeting to be counted.



DURING THE MEETING

You can also cast your vote at our Virtual Shareholder Meeting. Even if you plan to attend, we encourage you to vote in advance by Internet, telephone or mail so your vote will be counted if for some reason you are unable to attend.

YOUR VOTE IS IMPORTANT. PLEASE NOTE THAT IF YOUR SHARES ARE HELD BY A BANK, BROKER, OR OTHER RECORDHOLDER AND YOU WISH TO VOTE THEM AT THE MEETING, YOU MUST OBTAIN A LEGAL PROXY FROM THAT RECORDHOLDER.

We will be using the Securities and Exchange Commission's Notice and Access model ("**Notice and Access**"), which allows us to make proxy materials available electronically, as the primary means of furnishing proxy materials. We believe Notice and Access provides shareholders with a convenient method to access our proxy materials and vote. It also allows us to conserve natural resources which aligns with our Environmental, Social, and Governance strategy by reducing our environmental footprint as well as reducing the costs associated with printing and distributing our proxy materials. On or about April 4, 2023, we will commence mailing by sending a Notice of Internet Availability of Proxy Materials to our shareholders with instructions on how to access our proxy statement and 2022 Annual Report, including the financial statements set forth in our annual report on Form 10-K, online and how to cast your vote. The Notice also contains instructions on how to receive a paper copy of the proxy statement and 2022 Annual Report.

April 4, 2023
By Order of the Board of Directors,

DENISE L. JACKSON
Chief Legal Officer and Corporate Secretary

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

Our Strategy and Talent Solutions

We are the leader and innovator in total talent solutions for the healthcare sector in the United States. We are passionate about all aspects of our mission:



PURPOSE-DRIVEN, VALUES-BASED ORGANIZATION
Committed to Serving All Our Stakeholders



LEADER AND INNOVATOR IN TOTAL HEALTHCARE TALENT SOLUTIONS
Well Positioned to Serve Growing Health Systems and Diverse Care Settings



EXPERIENCED, DIVERSE AND DEEP LEADERSHIP TEAM
Driving Digital Enablement that Benefits Healthcare Professionals and Clients

Our talent solutions enable our clients to manage and optimize their workforce, simplify staffing complexity, increase efficiency, and elevate the patient experience. Our comprehensive suite of talent solutions provides management, staffing, recruitment, language services, technology, telehealth and virtual care management, analytics, and related services to build and manage all or part of our clients' healthcare workforce needs. We offer temporary, project, and permanent career opportunities to our healthcare professionals, from nurses, doctors, and allied health professionals to healthcare leaders and executives in a variety of settings across the nation to help them achieve their personal and professional goals.

NURSE & ALLIED SOLUTIONS

WORKFORCE STAFFING
- ✔ Travel Nursing
- ✔ Allied Healthcare
- ✔ Local Staffing
- ✔ Rapid Response
- ✔ Revenue Cycle Solutions
- ✔ School Staffing
- ✔ Labor Disruption
- ✔ International Staffing and Permanent Placement

PHYSICIAN & LEADERSHIP SOLUTIONS

WORKFORCE STAFFING
- ✔ Physician Staffing
- ✔ Interim Leadership

LEADERSHIP SEARCH
- ✔ Executive Search
- ✔ Academic Leadership
- ✔ Clinical Leadership

PHYSICIAN SEARCH
- ✔ Retained Search for Physicians and Advanced Practices

TECHNOLOGY & WORKFORCE SOLUTIONS

TALENT MANAGEMENT
- ✔ Vendor Management Systems
- ✔ Recruitment Solutions
- ✔ Float Pool Management
- ✔ Scheduling & Staff Planning

VIRTUAL CARE
- ✔ Language Services
- ✔ Teleservices Platforms

>60%

of revenue from these segments is derived from managed services programs (MSPs)

We aim to deliver long-term sustainable value to our stakeholders. Every day, we help our clients and healthcare providers drive access to care, health and wellness. We continue to embed Diversity, Equality, Equity, and Inclusion ("DEI") in our DNA, inspiring innovation, strengthening engagement, and driving health equity in the communities we serve. In partnership with our team members, healthcare professionals, clients, suppliers and others, we are committed to advancing a healthy, just, equitable, and sustainable world where all can thrive. We have aligned our environmental, social and governance ("ESG") strategy with the United Nations' Sustainable Development Goals and report in alignment with Sustainability Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), and Taskforce for Climate Related Financial Disclosure ("TCFD") frameworks which we discuss in detail on page 35 of this Proxy Statement and within our 2022 ESG Report that can be found on the Corporate Social Responsibility page of our Company website https://www.amnhealthcare.com/about/corporate-social-responsibility/.



3 GOOD HEALTH AND WELL-BEING

SUSTAINABLE DEVELOPMENT GOALS

10 REDUCED INEQUALITIES

SUSTAINABILITY ACCOUNTING SASB STANDARDS BOARD

5 GENDER EQUALITY

8 DECENT WORK AND ECONOMIC GROWTH

13 CLIMATE ACTION

GRI

TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

AMN HEALTHCARE EVOLUTION FROM STAFFING COMPANY TO LEADER IN TOTAL TALENT SOLUTIONS

- **Nurse & Allied Staffing**

  2010: Nursefinders | **2015:** Onward | **2019:** Advanced Medical | **2022:** Connetics

- **Vendor Management Systems**

  2013: ShiftWise | **2015:** Medefis | **2019:** b4health

- **Language Interpretation**

  2020: Stratus Video

- **Leadership Solutions**

  2015: The First String | **2016:** B.E. Smith | **2018:** Phillips DiPisa/Leaders for Today

- **Scheduling & Predictive Workforce Analytics**

  2014: Avantas

- **Teletherapy and Virtual Care**

  2019: Advanced Medical | **2021:** Synzi

- **Revenue Cycle Solutions**

  2016: Peak | **2018:** MedPartners

Our Business Strategy

Our strategy is designed to support growth in (i) expansion of the markets we serve; (ii) the number, scope and size of customer relationships and (iii) opportunities afforded to our healthcare professionals. Driving increased adoption of our existing talent solutions will deepen and broaden our customer relationships. We will continue to innovate, develop, and invest in new, complementary service and technology solutions to add to our talent solutions portfolio and enhance the digital experience for clinicians and clients. We believe this strategy will enable us to expand our strategic customer relationships, while driving more recurring revenue with an improved margin mix that will be less sensitive to economic cycles.

2022 Accomplishments

RECORD REVENUE of **$5.24B**	**RECORD ADJUSTED DILUTED EPS[1] of** **$11.90**	**RECORD NET INCOME of** **$444.1M** and **RECORD ADJUSTED EBITDA[1] of** **$846.7M**
MORE THAN **$12B** **SPEND UNDER MANAGEMENT THROUGH VMS AND MSP SOLUTIONS**	**AMN PASSPORT** **DOWNLOADED BY 97% OF OUR NURSE AND ALLIED HEALTHCARE PROFESSIONALS ON ASSIGNMENT**	**250,000** **HEALTHCARE PROFESSIONAL PLACEMENTS**

[1] More information on our adjusted diluted EPS and adjusted EBITDA, which refers to our adjusted earnings before interest, taxes, depreciation and amortization, and a reconciliation of our 2022 GAAP diluted net income per share to adjusted diluted EPS and 2022 net income to adjusted EBITDA, can be found at Exhibit A to this proxy statement (page 113).

Recent Recognition

NACD
Winner – Diversity, Equity & Inclusion Award – Public Company – Mid-Cap 2022



BLOOMBERG
Gender-Equality Index
2018-2023

HUMAN RIGHTS CAMPAIGN
Corporate Equality Index
2018-2022

NEWSWEEK
America's Most Responsible Companies
2020-2023

FORBES
America's Best Large Employers; 2022
America's Best Employers for Women
2022

GOVERNANCE QUALITYSCORE 1
HIGHEST RANKED BY ISS ESG

SOCIAL QUALITYSCORE 1
HIGHEST RANKED BY ISS ESG

ENVIRONMENTAL QUALITYSCORE 2
HIGHEST RANKED BY ISS ESG

Advancing ESG Initiatives

GOVERNANCE

- ✓ **Materiality Assessment to prioritize ESG issues**
- ✓ **56% women and 33% BIPOC representation on our Board**
- ✓ **Enhanced TCFD & ESG Reporting**

DIVERSITY, EQUALITY, EQUITY AND INCLUSION

- ✓ **$961 million in diverse and/or small business spend**
- ✓ **39% participation in Employee Resource Groups**
- ✓ **69% of our team members are women and 45% of our team members are from underrepresented communities**

HEALTH

- ✓ **Team member health insurance premium waivers and enhanced 401(k) contributions**
- ✓ **Over 250,000 healthcare professional placements in 2022**
- ✓ **14 million patient encounters where our 3,000+ interpreters[1] bridged language barriers, enabling access and improving health outcomes**

SUSTAINABILITY

- ✓ **34% reduction in Scope 1 & 2 GHGe from 2019 baseline levels**
- ✓ **Measured full Scope 1, 2, and 3 Greenhouse Gas Emissions for 2020-2022**
- ✓ **Measured full Scope 3 Greenhouse Gas Emissions for 2020-2022**

[1] Includes both our team members as well as independent contractors.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Proxy Voting Roadmap

The summary below highlights certain information that may be found elsewhere in this proxy statement. We encourage you to read the entire proxy statement before casting your vote. Our proxy statement and related materials are first being made available to our shareholders on or about April 4, 2023.

PROPOSAL 1

Election of Our Directors

✓ **Our Board recommends that you vote FOR this proposal.** 》 **(page 16)**

Directors at a Glance

This year's slate of director nominees to the Board of Directors (the **"Board"**) of AMN Healthcare Services, Inc. (the **"Company"** or **"AMN"**) includes a new addition, Cary Grace, who was appointed as the Company's President and Chief Executive Officer and a member of the Board on November 28, 2022. Ms. Grace is a proven executive that will continue AMN's exceptional growth and impact, by building on our operational and organizational strengths. Ms. Grace brings to the Board more than three decades of experience developing and executing profitable growth strategies for leading financial service organizations across health care, banking, investment management, alternative capital, M&A and insurance. A list of all director nominees is reflected below. Additional information for each nominee can be found under "Election of Directors (Proposal 1)" beginning on page 16.

Name	Age	Director Since	Other Public Company Boards	Board Committees
Jorge A. Caballero IND	66	2021	0	A G
Mark G. Foletta IND	62	2012	2	A
Teri G. Fontenot IND	69	2019	2	A G
Cary Grace President and Chief Executive Officer, AMN Healthcare Services, Inc.	54	2022	0	E
R. Jeffrey Harris IND	68	2005	0	S C G E
Daphne E. Jones IND	65	2018	2	A C
Martha H. Marsh IND	74	2010	1	S C
Rear Admiral Dr. Sylvia Trent-Adams, PHD, RN, FAAN IND	57	2020	0	C G
Douglas D. Wheat (Chairman) IND	72	1999	2	S E

A	Audit Committee	G	Corporate Governance and Compliance Committee	S	Search Committee	■	Chair
C	Compensation Committee	E	Executive Committee			IND	Independent

Current Board Composition



INDEPENDENCE
8/9 Independent Directors

11%
89%

■ Independent
■ Non-Independent

INDEPENDENT DIRECTOR TENURE
Average **9 years**

37%   50%
13%

■ 0-5 years
■ 6-10 years
■ 11+ years and above

GENDER DIVERSITY
56% Female

44%
56%

■ Female
■ Male

RACIAL DIVERSITY
33% BIPOC

33%
67%

■ Black, Indigenous, and People of Color (BIPOC)
■ White

AGE
Average **65 years**

23%   44%
33%

■ 66+ years
■ 61-65 years
■ 55-60 years

The illustration below summarizes the key experience, qualifications, and attributes of our director nominees and highlights the balanced mix of experience of our Board as a whole. This is a high-level summary that is not intended to be an exhaustive list of the director nominees' skills or contributions to the Board.



HEALTHCARE INDUSTRY - 78%

C-SUITE LEADERSHIP - 78%

FINANCE/AUDIT - 56%

LEGAL/RISK MANAGEMENT - 56%

MERGERS & ACQUISITIONS - 44%

HUMAN CAPITAL MANAGEMENT - 44%

GOVERNMENT/POLICY ADVOCACY - 22%

DIGITAL/TECHNOLOGY - 22%

Our Key Corporate Governance Practices

Practice	Description
Proxy Access	Our Bylaws contain meaningful proxy access features that are consistent with market practice and were developed through shareholder conversations.
Majority Voting in Uncontested Elections	Director nominees must receive the affirmative vote of a majority of the votes cast in order to be elected to the Board in uncontested elections.
Board Diversity / "Rooney Rule"	Our Board has committed that when considering candidates to fill an open seat on the Board, the pool of candidates from which Board nominees are chosen includes candidates from historically underrepresented communities.
Director Resignation Policy	Our Director Resignation Policy requires an incumbent director to tender their resignation if they receive more votes "Against" their election than votes "For" their election in an uncontested election.
Board Aggregate Tenure Policy	Our Board has committed that it will maintain an average tenure for independent board directors of less than ten years. As of December 31, 2022, our average board tenure was nine years.
No "Poison Pill"	We do not have a shareholder rights plan or "poison pill" and no shareholder rights plan shall be adopted unless it is approved by a majority of the independent directors of the Board.
Annual Election of Directors	All directors must be nominated and re-elected each year.
Shareholder Engagement Program	We engage in a formal outreach program to gain valuable insight from our shareholders on corporate governance matters that are most important to them. To consistently act in the best long-term interests of our shareholders, we continuously evaluate and act on shareholder feedback when appropriate.
Stock Ownership Guidelines	We require senior executives and non-employee directors to maintain significant holdings of our common stock to promote alignment with the interests of our shareholders.
Code of Ethics	We have established a code of ethics that applies to our Senior Financial Officers to ensure adherence to best practices and advancement of the values-based culture we strive to maintain.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

PROPOSAL 2

Advisory Vote on Executive Compensation

✓ **Our Board recommends that you vote FOR this proposal.** 〉〉 **(page 58)**

Our Financial Performance



RECORD REVENUE	RECORD NET INCOME	RECORD ADJUSTED EBITDA[1]
$5.24B	**$444.1M**	**$846.7M**
2022	2022	2022

[1] More information on adjusted EBITDA, which refers to our adjusted earnings before interest, taxes, depreciation and amortization, and a reconciliation of our 2022 net income to adjusted EBITDA can be found at Exhibit A to this proxy statement (page 113).

Our Total Return vs. Russell 2000



3 YEAR TOTAL RETURN (%)

AMN Healthcare: **65%**
Russell 2000 Index: 10%



5 YEAR TOTAL RETURN (%)

AMN Healthcare: **108%**
Russell 2000 Index: 22%



10 YEAR TOTAL RETURN (%)

AMN Healthcare: **790%**
Russell 2000 Index: 137%

Pay Aligned with Financial Performance

CEO COMPENSATION VS. REVENUE[1]



CEO COMPENSATION VS. ADJUSTED EBITDA[1]



[1] CEO compensation represented Ms. Salka's total compensation in 2022, since Ms. Grace did not join the Company until November 28, 2022.

Say-on-Pay Results

In 2022, we received 90% of votes in favor of our Say-on-Pay proposal (based on shares voting). Since 2014, our Say-on-Pay results have averaged 95% (based on shares voting), which we believe reflects our pay-for-performance philosophy and level of engagement with our shareholders.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Key Executive Compensation Practices

Practice	Description
Executive Compensation Philosophy	Commitment to equal pay principles and a values-based culture to which leaders are held accountable through a portion of their annual cash incentive award.
Balanced Approach to Performance-based Pay	Performance-based awards are tied to the achievement of financial objectives, including revenue, adjusted EBITDA, total shareholder return, as well as strategic leadership and ESG-related objectives.
Three-Year Performance Periods and Vest Schedules	The performance periods and vest schedules for our equity awards span a three-year period to promote a long-term approach to the achievement of strategic and financial objectives.
Balanced Mix of Pay Components	Target compensation mix is not overly weighted toward annual incentive awards and balances cash and long-term equity awards in accordance with certain financial or non-financial metrics that align with our short and long-term strategic goals.
Equity Ownership Guidelines	CEO → 5x salary Named executive officers → 2x salary Other members of the CEO Committee (CEO's direct reports) → 1.5x salary
"Double-Trigger" Change-in-Control Arrangements	Executive equity and severance agreements include "double-trigger" mechanisms.
No Tax Gross Ups	No tax gross ups included in executive compensation program.

PROPOSAL 3

Ratification of the Selection of Our Independent Public Accounting Firm

 **Our Board recommends that you vote FOR this proposal.** 〉〉**(page 101)**

PROPOSAL 4

Shareholder Proposal

 Our Board recommends that you vote **AGAINST** this proposal. 〉〉**(page 103)**

Corporate Governance

PROPOSAL 1

Election of Our Directors



The board of directors recommends that shareholders vote "FOR" each of the director nominees

Nine directors are to be elected at our 2023 Annual Meeting of Shareholders to hold office until our next annual meeting or until their successors are duly elected and qualified, or until the director retires, resigns, is removed or becomes disqualified.

The proxy will be voted in accordance with the directions stated on the card, or, if no directions are stated, for election of each of the nine nominees listed below. Upon the recommendation of the Board's Corporate Governance and Compliance Committee (the "**Governance and Compliance Committee**"), the Board has nominated for election the nine directors listed below, all of whom are currently serving as directors on our Board. The director nominees for election are willing to be duly elected and to serve. If any such nominee is not a candidate for election at the Annual Meeting, an event that the Board does not anticipate, the proxies may be voted for a substitute nominee(s). The business experience, board service, qualifications and affiliations of our director nominees are set forth below. We believe we have a slate of director nominees that are well-positioned to represent our shareholders and oversee the Company's strategy, business operations and financial strength.

AMN Healthcare Board of Directors

The Board believes that incumbent directors should not expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Governance and Compliance Committee considers the needs of the Company and the diversity of the Board and believes that our directors should satisfy several qualifications, including but not limited to, demonstrated integrity, the director's overall engagement in board activities, the results of the annual Board evaluation and other attributes that are discussed further in our Corporate Governance Guidelines (the "**Governance Guidelines**") and in the "Evaluation of Board Composition and Director Nomination Process" section below.

Director Nominee Snapshot

INDEPENDENT DIRECTOR TENURE

Average **9 years**











37%
50%
13%

- 0-5 years
- 6-10 years
- 11+ years and above

AGE

Average **65 years**

23%
44%
33%

- 66+ years
- 61-65 years
- 55-60 years

GENDER DIVERSITY

56% Female

44%
56%

- Female
- Male

RACIAL DIVERSITY

33% BIPOC

33%
67%

- Black, Indigenous, and People of Color (BIPOC)
- White

INDEPENDENCE

89% Independent Directors

11%
89%

- Independent
- Non-Independent

16 AMN Healthcare EMPOWERING THE FUTURE OF CARE

The Board represents a range of characteristics, skills and experiences in areas that are relevant to and contribute to the Board's oversight of the Company's strategic objectives and to reflect a diversity of personal backgrounds. Diversity of race, ethnicity, gender and age are taken into account in director nominations. We believe a diverse organization, including our Board, leads to innovation and successful outcomes. Below, we include the demographic information for each director nominee and describe the key experiences, qualifications, skills and attributes the director nominee brings to the Board that, for reasons discussed in the chart below, are important to our businesses and strategic objectives. The Board considered these key experiences, qualifications, skills and attributes and the nominees' other qualifications in determining to recommend that they be nominated for election.



HEALTHCARE INDUSTRY

We generally seek directors who have knowledge of and experience in the healthcare industry, which is useful in understanding the needs, regulatory requirements and complexities of our clients and healthcare professionals.

 **78%**



C-SUITE LEADERSHIP

We believe that directors who have served in executive positions are important because they have the experience and perspective to analyze, shape and oversee our strategy and the growth and preservation of shareholder value.

 **78%**



FINANCE/AUDIT

AMN is committed to strong financial discipline, effective allocation of capital and accurate disclosure practices. We believe that financial expertise on the Board is instrumental to our success.

 **56%**



LEGAL/RISK MANAGEMENT

We operate in a constantly changing and increasingly complex regulatory environment. Directors with regulatory compliance oversight and enterprise risk management experience play an important role in the Board's ability to oversee our enterprise risk management program and legal and compliance risks.

 **56%**



MERGERS & ACQUISITIONS

We believe that our ability to achieve our long-term growth objectives will require a combination of organic growth and growth by acquisition. We believe that M&A expertise on the Board provides valuable insight and oversight of our growth strategies and achievement of financial goals.

 **44%**



HUMAN CAPITAL MANAGEMENT

We have a large and diverse workforce which represents one of our key resources as well as one of our largest expenses. We believe experience in managing a large workforce is important to ensure that AMN has sufficient talent, robust development and retention practices and maintains our commitment to diversity, equity and inclusion.

 **44%**



GOVERNMENT/POLICY ADVOCACY

We operate in a changing healthcare industry. State and federal government experience and an understanding of policy development enhance the Board's ability to provide effective oversight of government policy and regulatory risk.

 **22%**



DIGITAL/TECHNOLOGY

Our business has become increasingly complex as we have accelerated our digital transformation and expanded our service offerings to include more telehealth and technology related solutions. This digital transformation requires a sophisticated level of technology resources and infrastructure as well as technological expertise, and, accordingly, we believe digital transformation expertise on the Board contributes to our success.

 **22%**

Skills and Experience

Skill, Competency or Attribute	Caballero	Foletta	Fontenot	Grace	Harris	Jones	Marsh	Trent-Adams	Wheat
HEALTHCARE INDUSTRY		✓	✓	✓	✓	✓	✓	✓	
C-SUITE LEADERSHIP		✓	✓	✓	✓	✓	✓	✓	
FINANCE/AUDIT	✓	✓	✓	✓					✓
LEGAL/RISK MANAGEMENT	✓	✓		✓	✓				✓
MERGERS & ACQUISITIONS	✓			✓	✓				✓
HUMAN CAPITAL MANAGEMENT			✓	✓			✓	✓	
GOVERNMENT/POLICY ADVOCACY			✓					✓	
DIGITAL/TECHNOLOGY				✓		✓			
DEMOGRAPHIC BACKGROUND									
Tenure	1	10	3	0	17	4	12	2	23
Gender	M	M	F	F	M	F	F	F	M
RACE/ETHNICITY									
African American or Black						✓		✓	
Hispanic or Latinx	✓								
White		✓	✓	✓	✓		✓		✓

Evaluation of Board Composition & Director Nomination Process

Our Governance and Compliance Committee understands the vital role that a strong board composition with a diverse set of skills and continuous refreshment plays in effective oversight. The Governance and Compliance Committee is committed to maintaining a diverse board to effectively manage complex corporate issues by leveraging different experiences to support the Company's long-term objectives and business strategy. With this purpose in mind, the Governance and Compliance Committee seeks out candidates with skills, experiences, and characteristics, including individuals representing historically underrepresented groups, that when working collectively will fulfill its oversight responsibilities and continue to guide the Company into the future.

As part of the Board's refreshment strategy and director candidate identification and nomination processes, the Governance and Compliance Committee actively and continuously evaluates its collective composition to identify and prioritize director characteristics, skills, and experiences prior to nominating a new director candidate to the Board for review, approval and appointment. Below is an illustration of the Governance and Compliance Committee's regular Board refreshment and director candidate identification process.



REVIEWS
The Boards current composition and tenure relative to the Company's strategic objectives

IDENTIFIES
The characteristics, skills, and experiences most critical to the Company's long-term strategic objectives

ALIGNS
Desired characteristics, skills, and experiences for future director candidates to ensure a diverse Board

When assessing and prioritizing desired characteristics, skills and backgrounds, the Governance and Compliance Committee considers, among other things, the Board's current skill set and tenure, the Company's long-term strategic plan and objectives, shareholder discussions, current and past board service, commitment to corporate social responsibility and the director feedback provided in connection with the Board's annual evaluation process.

The Governance and Compliance Committee then establishes a diverse pool of potential director candidates who possess the desired characteristics, skills, and experiences; the director candidate slates are identified from various databases and sources, including recommendations from shareholders, management and directors, consultants, and industry experts. The Governance and Compliance Committee may also engage a third party to conduct or assist with the search or evaluation. The Governance and Compliance Committee regularly evaluates its potential candidate pool and adds and eliminates individuals based on factors such as candidates' professional affiliations and availability, director retirements, changing market conditions or strategic objectives and/ or newly considered enterprise risks. When considering candidates to fill an open seat on the Board, the Governance and Compliance Committee ensures that the pool of candidates from which Board nominees are chosen includes candidates from historically underrepresented groups who would bring diversity to the Board. Any search firm or third-party consultant asked to provide an initial list of potential candidates is also required to include such candidates.

Board Refreshment

We prioritize effective and aligned Board composition, supplemented by a thoughtful approach to refreshment. It is essential to have a qualified group of directors with an appropriate mix of skills, experience and attributes to oversee AMN's strategic objectives. The Governance and Compliance Committee continuously reviews the Board's composition, taking into consideration the characteristics of the existing directors, both individually and as a group. Ongoing strategic board succession planning, led by the Governance and Compliance Committee, ensures that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. Currently, 50% of our Board has served less than five (5) years, and the Board has an aggregate tenure of nine (9) years. Each of the five directors that we have added to the Board over the past five years have brought additional skills and perspectives to the Board and strengthened the Board's ability to support and oversee the Company's long-term strategic objectives. These five directors all represent gender, race and ethnicities that have been historically underrepresented on boards.

JULY 2018	SEPTEMBER 2019	OCTOBER 2020	DECEMBER 2021	NOVEMBER 2022
✔ **Daphne E. Jones –** Experience with strategic, entrepreneurial, and global use technologies in the healthcare sector.	✔ **Teri G. Fontenot –** Experience in healthcare leadership, corporate finance, economic policy and healthcare.	✔ **Sylvia Trent-Adams –** Experience in directing and coordinating major federal health programs, as well as strategic planning and leadership of a healthcare institution.	✔ **Jorge A. Caballero –** Accomplished global executive with extensive experience in audit, financial, risk management and mergers and acquisitions.	✔ **Cary Grace –** A proven executive with large organizations with significant experience developing and executing profitable growth strategies.

Onboarding and Continuing Education

Our director onboarding process is designed to provide new directors with information, context, and perspectives that enables new directors to effectively contribute to the Board's work. During the initial months after joining the Board, new directors have individual meetings with each of our current directors, including specific committee-focused meetings with the chair of each committee. New directors are also invited to attend all committee meetings to assist in their development. Each new director is also assigned an experienced AMN Healthcare board member to share feedback, provide perspective on boardroom activities and dynamics, help with meeting preparation, and act as a resource between meetings.

In addition to providing new directors with a library of resources that includes governance, finance and core background documents, key business executives and functional leaders from across the organization meet with new directors to increase their understanding of AMN's businesses, operations, culture and values. Throughout their tenure directors participate in informal meetings with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspective and strengthen their working knowledge of our business, strategy, performance and culture.

We encourage and facilitate director participation in continuing education programs and each director is provided membership in the National Association of Corporate Directors as well as subscriptions to other governance publications and resources. In 2022, individual directors also participated in issue-focused educational programs in areas including ESG, cyber and climate, some receiving certifications. Periodic educational sessions are also provided to members of the Board through the Company by both internal and external resources on subjects that would assist them in discharging their duties. For example, in 2022 board members received educational briefings on topics including, but not limited to, ESG and Stakeholder Capitalism, Social Issues and Crisis Communication and Investor Perspectives.

Board Tenure Policy

Our Board's aggregate tenure policy reflects its commitment to consistently evaluate the composition of our Board to ensure that it collectively possesses the experience, skills, knowledge, and level of engagement necessary to serve the best interests of our shareholders. This policy, which is set forth below, was developed in part based on insight and feedback we received directly from shareholders in connection with our ongoing corporate governance shareholder engagement efforts.

The Board does not believe in a specific limit for the overall length of time an independent director may serve. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company's history, policies, and objectives. The Board also believes that new directors will strengthen the diversity of the Board, provide fresh perspectives and value as the Company evolves. To achieve this balance, the Board will maintain an average Board tenure for independent board directors of less than ten years.

The average aggregate tenure for our Board's independent directors is approximately nine (9) years.

Shareholder Recommendations and Nominations

The Governance and Compliance Committee considers shareholder recommendations of qualified director candidates when such recommendations are submitted in writing to the Company's Corporate Secretary at 2999 Olympus Blvd., Suite 500, Dallas, Texas 75019 Attn: Denise L. Jackson, Chief Legal Officer and Corporate Secretary. When evaluating any such shareholder recommendations, the Governance and Compliance Committee uses the evaluation methodology that is described in the "Evaluation of Board Composition & Director Nomination Process" above. To have a director nominee considered for election at our 2024 Annual Meeting of Shareholders, a shareholder must submit the nomination in writing to the attention of our Corporate Secretary and also satisfy the requirements set forth in our Bylaws regarding shareholder director nominees no later than February 17, 2024 and no sooner than January 18, 2024, assuming the date of the 2024 Annual Meeting of Shareholders does not change by more than 30 days from the first anniversary of the prior year's annual meeting. To have a director nominee included in our 2024 proxy statement for election, a shareholder must submit the nomination in writing to the attention of our Corporate Secretary and also satisfy the requirements set forth in the "proxy access" provisions of our Bylaws no earlier than November 6, 2023 and no later than December 6, 2023. In addition, a shareholder who intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Bylaws must provide the notice required under Rule 14a-19 promulgated by the SEC under the Exchange Act to our Corporate Secretary no later than March 18, 2024.

The Company received no recommendations for director nominees or director nominations from any shareholder for election to be held at the Annual Meeting.

Board and Committee Self-Evaluation Process

In line with our value of continuous improvement, each director conducts an evaluation of the performance of the Board and each committee for which they serve on an annual basis. Additionally, on a biennial basis, the Chair of our Governance and Compliance Committee conducts individual conversations with each director. Each step of the Board's annual evaluation process is further illustrated below.

1

EVALUATION QUESTIONNAIRE
Annually, each director completes an anonymous evaluation questionnaire that assesses the Board's performance relative to its (1) oversight and effectiveness, (2) engagement, (3) composition and structure and (4) governance and management. The evaluation also allows directors to provide open ended responses and recommendations for improvement.

2

INDIVIDUAL INTERVIEWS
Every other year, the Chair of the Governance and Compliance Committee conducts individual interviews with each director. In 2022, the interviews focused on (1) the selection process and Board's oversight of onboarding our new CEO, (2) oversight of the Company's response to changing economic conditions, (3) Board and committee composition and (4) individual director skills and performance.

3

BOARD & COMMITTEE DISCUSSIONS
The full Board and each Committee review and discuss the results of the annual evaluations to address common themes.

4

IDENTIFY ACTION ITEMS
Upon review of the results of the performance assessment and interviews, the Board identifies certain focus areas and action items for the upcoming year aimed at maximizing its overall effectiveness and shareholder value. For example, in response to our evaluations last year, we (1) enhanced our focus on digital capabilities and competitive landscape, and (2) increased education relating to crisis communications and ESG.

Director Independence

The Board has determined that director nominees Jorge A. Caballero, Mark G. Foletta, Teri G. Fontenot, R. Jeffrey Harris, Sylvia Trent-Adams, Martha H. Marsh, Daphne E. Jones, and Douglas D. Wheat all meet our categorical standards for director independence described in our Governance Guidelines and the applicable rules and regulations of the New York Stock Exchange ("**NYSE**") regarding director independence. Our CEO is the only member of our Board whom the Board has not deemed independent.

When making director independence determinations, the Board considered business relationships between LHC Group, Inc. and Orlando Health, Inc., both clients of the Company. Ms. Fontenot serves as an independent director of Orlando Health, Inc., and served as an independent director of LHC Group, Inc. from 2019 until its sale to United Healthcare in February 2023. We discuss these relationships in more detail in the "Certain Transactions" section below. The Board considered the nature of these related party relationships and the annual amount of payments we receive from each LHC Group, Inc. and Orlando Health, Inc. The Board determined that neither relationship precluded the Board from making an independence determination for Ms. Fontenot and that the related party relationships fell within our standards of independence.

DIRECTOR INDEPENDENCE



11%

89%

■ Independent
■ Non-Independent

Set forth below is a brief description of the backgrounds and qualifications of each director. These, along with the skills and experience described earlier in this section, led the Board to conclude that the director should be nominated for election at the 2023 Annual Meeting.

AMN®
Healthcare
EMPOWERING THE FUTURE OF CARE

Director Biographies



Director Since: 2021

Committee: Audit Committee (Financial Expert); Corporate Governance & Compliance Committee

Skills & Qualifications:



Finance/
Audit



Mergers &
Acquisitions



Legal/Risk
Management

Jorge A. Caballero | 66

Qualification Highlights

- Managing Partner of Deloitte's Business Tax Services U.S.- India practice (2016–2019)
- New Jersey Tax Managing Partner of Deloitte (2003–2011)
- Assistant Vice President of Tax of Beneficial Corporation, a consumer finance company that was acquired by Household International, Inc. in 1998 (1983–1986)

Board Experience

- Deloitte Tax LLP, a global professional services firm and one of the Big Four accounting firms, where he was the Chief Diversity Officer (2009–2016)
- United Way of Essex and West Hudson in New Jersey, a non-profit organization where he served as the chair of Board of Directors and Finance Committee (2003–2019)
- The College of New Jersey, where he served as the chair of the Board of Directors, Finance Committee, and Audit and Risk Management Committee (2007–2019)
- Jersey Battered Women's Service, a private, non-profit agency, where he served as the chair of the Finance, Human Resources, and Infrastructure Committees (1993–2001)

Mr. Caballero brings to the Board significant public company accounting and financial reporting expertise and a top-level perspective in organizational management. Mr. Caballero's career has provided him with practical knowledge of executive management of complex, global businesses and extensive experience in a wide range of financial and accounting matters including management of global financial operations, financial oversight, risk management and the alignment of financial and strategic initiatives. Mr. Caballero also brings deep corporate governance experience through his work with public and private companies and in his board leadership positions at Deloitte and extensive experience in mergers and acquisitions, a critical component to AMN's growth strategy. The Board has determined that Mr. Caballero qualifies as an audit committee financial expert and has appointed him to the Audit Committee.



Director Since: 2012

Committee: Audit Committee (Chair) (Financial Expert)

Skills & Qualifications:



Finance/ Audit



Healthcare Industry



Legal/Risk Management



C-Suite Leadership

Mark G. Foletta | 62

Qualification Highlights

- Executive Vice President and Chief Financial Officer of Tocagen Inc., a brain cancer biotechnology company, from February 2017 until its acquisition by Forte Biosciences, Inc. in March 2020
- Interim Chief Financial Officer of Biocept, Inc., a publicly traded diagnostics company (August 2015 to July 2016)
- Senior Vice President, Finance and Chief Financial Officer of Amylin Pharmaceuticals, Inc. (March 2006 – October 2012)
- Vice President, Finance and Chief Financial Officer of Amylin (March 2000 – March 2006)
- Certified Public Accountant (inactive) and a member of the Corporate Directors Forum
- Assisted with developing and launching the initial enterprise risk management assessment at Amylin Pharmaceuticals and guided the launch of the initial risk management assessment at both Regulus and DexCom

Board Experience

- DexCom, Inc., a publicly traded diabetes care technology company, since November 2014, where he is the Lead Independent Director
- Enanta Pharmaceuticals, a publicly traded biotechnology company, where he is the Chair of the Audit Committee (June 2020 – present)
- Regulus Therapeutics Inc., where he served as Chair of the Audit Committee and a member of the Nominating and Governance Committee (February 2013 – June 2018)
- Viacyte, Inc., a privately held company
- Ambit Biosciences Corporation, where he served as Chair of the Audit Committee (sold in 2014)
- Anadys Pharmaceuticals, Inc. (sold in 2011)

Mr. Foletta brings to the Board considerable audit, financial, healthcare and enterprise risk management experience as both an executive officer and director of healthcare companies. Mr. Foletta's prior experience as a public company CFO provides the Board with extensive public company accounting and financial reporting expertise to guide AMN's commitment to strong financial discipline, effective allocation of capital and accurate disclosure practices. The Board has designated Mr. Foletta as an audit committee financial expert, and he serves as the Chair of the Audit Committee.



Director Since: 2019

Committee: Audit Committee (Financial Expert); Corporate Governance & Compliance Committee

Skills & Qualifications:



Finance/
Audit



Healthcare
Industry



Government/
Policy Advocacy



C-Suite
Leadership



Human Capital
Management

Teri G. Fontenot | 69

Qualification Highlights

- President and CEO of Woman's Hospital, the largest independently-owned women's and infant's hospital in the United States providing comprehensive subspecialty services to women (March 1996 – March 2019)
- Chief Financial Officer and Executive Vice President of Woman's Hospital (1992 – 1996)
- Chief Financial Officer of three other hospitals located in Louisiana and Florida prior to joining Woman's Hospital in 1992
- Certified Public Accountant (inactive)
- Held a six-year term on the Advisory Committee on Research on Women's Health for the National Institutes of Health

Board Experience

- Amerisafe, Inc., a publicly traded specialty provider of workers' compensation insurance, where she serves on the Audit and Governance Committees (June 2016 - present)
- Orlando Health, Inc., a not-for-profit organization (September 2021-present)
- Baton Rouge Water Company (2009-Present) and Dynamic Infusion Therapy (May 2021-present) both privately held companies
- LHC Group, Inc., a publicly traded in-home healthcare services company, where she served on the Clinical Quality and Corporate Development Committees and as Chair of the Audit Committee (2019 until its sale to United Healthcare in February 2023)
- Landauer (a formerly publicly traded company), where she served on its Audit and Governance Committee, until its sale in 2017
- PELITAS, a privately held company (June 2021 until its sale in 2022)
- Sixth District Federal Reserve Bank of Atlanta, including as its Audit Committee chair for two years (2004 - 2009)
- Served on numerous healthcare boards at a local, state and national level, including the Board of Directors of the Louisiana Hospital Association, and the American Hospital Association where she served as Chairperson (2012)

Ms. Fontenot brings substantial operational and strategic experience in the healthcare industry as a former chief executive officer and chief financial officer of four healthcare institutions and as the chair of an insurance provider. Ms. Fontenot's more than 30 years in healthcare and finance leadership provides valuable insights into AMN Healthcare's strategic discussions regarding the dynamic economic environment and healthcare industry and continued development of client-centric total talent solutions. The Board has determined that Ms. Fontenot qualifies as an audit committee financial expert and appointed her as a member of the Audit Committee.



Director Since: 2022

Committee: Executive Committee

Skills & Qualifications:



C-Suite
Leadership



Mergers &
Acquisitions



Digital/
Technology



Finance/
Audit



Human Capital
Management



Legal/Risk
Management



Healthcare
Industry

Cary Grace | 54

Qualification Highlights

- President and CEO of AMN Healthcare Services, Inc.
- Chief Executive Officer of the Global Retirement, Investment and Human Capital Solutions business at Aon PLC from 2016 to January 2020
- Led Aon's Global M&A integration, its Enterprise Client Management function as well as its digitally enabled private health exchanges; served on the Policy and Governance Team, the Operating Committee and was a named executive officer of the corporation
- More than 14 years at Bank of America, where she led several institutional and private banking businesses, including their $9 billion Mass Affluent Client Business

Board Experience

- State Farm Insurance, a mutual company offering auto, home, life and health insurance as well as investment services, since 2022
- League, Inc. a privately held digital platform and technology company empowering consumer health engagement, since 2020
- FinTech Evolution Acquisition Group (2021-March 2023); served as Chair of its Audit Committee

Ms. Grace brings to the Board more than three decades of experience developing and executing profitable growth strategies for leading professional and financial services organizations across human capital, banking, investments, health, and mergers and acquisitions. Ms. Grace's extensive experience in leading initiatives and services with a focus on digital enablement provides valuable insight and leadership as AMN continues to evolve and develop technology related and enabled solutions for clients and clinicians. Ms. Grace is also a passionate advocate for diversity and inclusion and with deep knowledge of environmental, social and governance (ESG) in business, causes closely tied to AMN's purpose and values and a key differentiator providing competitive advantage.



Director Since: 2005

Committee: Corporate Governance & Compliance Committee (Chair); Executive Committee; Search Committee

Skills & Qualifications:


Legal/Risk Management


Mergers & Acquisitions


Healthcare Industry


C-Suite Leadership

R. Jeffrey Harris | 68

Qualification Highlights

- Of Counsel at Apogent Technologies, Inc., a laboratory, life science and diagnostic products company (December 2000 - 2003)
- Vice President, General Counsel and Secretary at Apogent Technologies, Inc. (1988 - 2000), when the company was named Sybron International

Board Experience

- Sybron Dental Specialties (April 2005 - 2006) until it was acquired by Danaher Corporation
- Playtex Products, Inc. (2001 - October 2007) until it was acquired by Energizer Holdings
- Prodesse, Inc., an early-stage biotechnology company (2002 - 2009), until it was acquired by Gen-Probe Incorporated (2009)
- Apogent Technologies, Inc. (2000 - 2004) until it was acquired by Fisher Scientific International, Inc.
- Guy & O'Neill, Inc., a privately held private label and contract manufacturing company (2008 - 2018)
- Chairman (2013-2021), president, board member and a co-founder of BrightStar Wisconsin Foundation, Inc., a non-profit economic development corporation
- Okanjo Partners, Inc., an early-stage technology company

Mr. Harris brings considerable mergers and acquisitions experience to the Board, which is a key component of AMN's growth strategy. Mr. Harris' legal, regulatory and corporate governance expertise provides valuable insights to the Board and Management as we operate in a constantly changing and increasingly complex regulatory environment and strive to deliver industry-leading results supported by strong governance and compliance practices. Mr. Harris serves as the Chair of the Corporate Governance & Compliance Committee.



Director Since: 2018

Committee: Audit Committee; Compensation Committee

Skills & Qualifications:


Digital/ Technology


Healthcare Industry


C-Suite Leadership

Daphne E. Jones | 65

Qualification Highlights

- Senior Vice President, Digital/Future of Work for GE Healthcare, the healthcare business of GE (May 2017 - October 2017)
- Senior Vice President, Chief Information Officer for GE Healthcare Diagnostic Imaging and Services (August 2014 - May 2017)
- Senior Vice President, Chief Information Officer for Hospira, Inc., a provider of pharmaceuticals and infusion technologies (October 2009 - June 2014)
- Chief Information Officer at Johnson & Johnson (2006 to 2009); served in various information technology roles with Johnson & Johnson (1997 - 2006)
- Founder, The Board Curators, LLC (July 2021 - present)
- Founder, Destiny Transformations Group, LLC (April 2018 - present)

Board Experience

- Masonite International Corp., a publicly traded global designer, manufacturer, and distributor of internal and external doors for the construction and renovation industry, where she serves as a member of the Corporate Governance and Nominating Committee (February 2018 - present)
- Barnes Group Inc., a publicly traded engineered products and industrial technologies company, where she serves on the Audit Committee (September 2019 - present)
- Thurgood Marshall College Fund, a not-for-profit organization and the nation's largest organization exclusively representing the Black College Community

Ms. Jones brings to the Board considerable information technology, global digital technology use, data management and privacy experience as a seasoned "C-Suite" executive with extensive experience in multinational corporations. Ms. Jones' digital use and technology expertise and experience provides valuable insights in leading innovative change, technological advancement and strategic growth and is critical to our successful execution of our technology and digital strategies.



Director Since: 2010

Committee: Compensation Committee (Chair); Search Committee

Skills & Qualifications:


C-Suite Leadership


Healthcare Industry


Human Capital Management

Martha H. Marsh | 74

Qualification Highlights

- President and CEO of Stanford Hospital and Clinics for eight years until her retirement (April 2002 - August 2010)
- CEO of UC Davis Medical Center and the Chief Operating Officer of the UC Davis Health System (1999 - 2002)
- Senior Vice President for Professional Services and Managed Care at the University of Pennsylvania Health System
- President and CEO of Matthew Thornton Health Plan in Nashua, New Hampshire
- Former Chair of the Board of Trustees for the California Hospital Association and the California Association of Hospitals and Health Systems

Board Experience

- Edwards Lifesciences Corporation, a publicly traded structural heart disease and critical care monitoring company, where she serves as Lead Director and is a member of its Compensation and Governance Committee (2015 - present)
- Owens & Minor, Inc., a publicly traded healthcare services and logistics company, from 2012 through 2019; also served as a member of its Compensation and Benefits Committee and as Chairperson of its Governance and Nominating Committee
- Teichert, a privately held company, where she is a member of the Compensation Committee
- Thoratec Corporation until it was acquired by St. Jude Medical in 2015
- Former Director of Ascension Healthcare Network, a privately held company

With more than 40 years of experience in the healthcare industry, including as CEO or other C Suite Executive of multiple healthcare systems and facilities, Ms. Marsh provides the Board with experience and understanding of the challenges and opportunities of the large healthcare facilities, like the ones we serve, that are immensely useful in directing our strategy to innovate and provide enhanced and expanded talent solution service offerings to meet our clients' evolving needs. Ms. Marsh's experience in executive leadership and service on several public company boards also provides the Board with valuable experience in public company governance and top-level perspective in organizational management and execution of corporate strategy. Ms. Marsh serves as the Chair of our Compensation Committee.



Director Since: 2020

Committee: Compensation Committee; Corporate Governance & Compliance Committee

Skills & Qualifications:



Healthcare Industry



Government/ Policy Advocacy



C-Suite Leadership



Human Capital Management

Sylvia Trent-Adams | 57

Qualification Highlights

- President, University of North Texas Health Science Center at Fort Worth (since September 2022)
- Executive Vice President and Chief Strategy Officer of the University of North Texas Health Science Center at Fort Worth (October 2020 – September 2022)
- Served in the U.S. Public Health Service Commissioned Corps from 1992 - 2020, which included service as Deputy Surgeon General and Acting Surgeon General of the United States
- Held leadership roles in the U.S. Department of Health and Human Services, including as Principal Deputy Assistant Secretary for Health

Board Experience

- University of Minnesota School of Nursing, Board of Visitors
- Institute for Healthcare Improvement, an independent not-for-profit organization, focused on advancing and sustaining better outcomes in health and healthcare
- One Safe Place, a non-profit organization

Dr. Trent-Adams is an active C-Suite healthcare leader which provides the Board with valuable insights as AMN continues to evolve to serve the more diverse needs of our clients and the complexities of large growing health systems and to proactively anticipate their needs driven by changes in care delivery, reimbursement, and other factors. Dr. Trent-Adams' experience serving in high levels of the federal government health service and understanding of the drivers and development of public policy enhances the Board's ability to provide effective oversight of clinical quality, government policy and regulatory risk, all of which are critical to the successful design and implementation of our growth strategy.



Director Since: 1999

Committee: Board Chair; Executive Committee; Search Committee (Chair)

Skills & Qualifications:



Legal/Risk Management



Mergers & Acquisitions



Finance/ Audit

Douglas D. Wheat | 72

Qualification Highlights

- Managing Partner of Wheat Investments, a private investment firm
- Founding and Managing Partner of Southlake Equity Group (2007 - 2015)
- President of Haas Wheat & Partners (1992 - 2006)
- A founding member of the merchant banking group Donaldson, Lufkin & Jenrette specializing in leveraged buyout financing
- Practiced corporate and securities law in Dallas, Texas (1974 - 1984)

Board Experience

- Overseas Shipholding Group, a publicly traded ocean transportation services company, where he serves as Chairman (2014 - present)
- International Seaways, Inc., a publicly traded oil and gas tanker company, where he serves as Chairman (2016 - present)
- Former member of the Board of Directors of several other companies including Dex Media, Inc. (Vice Chairman), SuperMedia, prior to its merger with Dex One (Chairman), Playtex Products (Chairman), Dr. Pepper/Seven-Up Companies, Inc., Dr. Pepper Bottling of the Southwest, Inc., Walls Industries, Inc., Alliance Imaging, Inc., Thermadyne Industries, Inc., Sybron International Corporation, Nebraska Book Corporation, ALC Communications Corporation, Mother's Cookies, Inc., and Stella Cheese Company

Mr. Wheat brings to the Board significant healthcare staffing industry knowledge as well as extensive expertise in corporate finance and mergers and acquisitions, all of which are critical to the successful design and implementation of our growth strategy. Additionally, Mr. Wheat has significant experience serving AMN Healthcare under different operating environments, management teams and financial market cycles strengthening the Board's collective knowledge, perspective, and capabilities to guide the Company through both anticipated and unexpected environments.

Our Corporate Governance Program

Shareholder Corporate Governance Outreach

Accountability to AMN Healthcare shareholders is an essential component of our success, which is why we engage with our shareholders in a variety of ways throughout the year to discuss and obtain feedback on a range of important topics. Management will engage with shareholders to solicit their views on corporate governance, industry leadership, human capital management, corporate social responsibility and diversity, equality, equity, and inclusion. In addition, our Investor Relations team also meets regularly with shareholders, prospective investors, and investment analysts to discuss company performance, strategy, and sustainable growth.

Our outreach efforts have evolved into a robust program with a customized approach to each shareholder and the topics and initiatives that are most important to them. We believe this results in more meaningful dialogue on relevant topics, builds stronger relationships with our shareholders and ultimately a more successful company. With this customized strategy in place, we conduct a formal outreach in the fall of each year. We look forward to the opportunity to connect with our shareholders and find these engagements to be enlightening and productive. Each shareholder we met with expressed appreciation for our interest in their views, and we certainly appreciated their time and insight.

Additionally, in 2022, we conducted a comprehensive ESG materiality assessment through engagement with key internal and external constituencies, including our shareholders, that identified and prioritized environmental, social and governance issues likely to have meaningful long-term impact on our Company. Among the top issues identified by investor respondents as internal and external priorities are healthcare professional pipeline, recruitment, retention and engagement, workplace health and safety, and diversity, equity and inclusion of our corporate team members.

2022 Engagement Summary

OUTREACH	ENGAGEMENT	TOPICS DISCUSSED	RESULTS
We sent letters to our largest shareholders representing approximately **55%** of our shares outstanding Included Shareholders representing over **50%** of our shares outstanding in our ESG Materiality Assessment	We met with shareholders representing approximately **17%** of our outstanding stock on corporate governance matters in 2022 and the first quarter of 2023 Shareholders representing over **19%** of our outstanding stock provided feedback to our ESG Materiality Assessment	• Strategy and Culture • Human Capital Management • Healthcare Professional Shortage • DEI and Pay Equity	• Publication of second ESG Report aligned with the UN SDGs, SASB & TCFD frameworks in April 2023 • Continued investments in human capital management infrastructure • Increased financial support to organizations focused on diversity, equality, equity and inclusion efforts, mental health, and wellbeing • Increased efforts for healthcare professional pipeline development in partnership with clients and universities

Although the focus of each of our shareholders may differ, AMN's purpose, long-term strategy, commitment to elimination of equity barriers, pay for performance approach to executive compensation and emphasis on corporate governance and social responsibility were well received.

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

Communications With the Board of Directors

The Board has established the following procedure for shareholders and other interested parties to communicate with members of the Board, its Chair or the independent directors as a group. All such communications should be addressed to the attention of our Corporate Secretary at our offices located at 2999 Olympus Blvd., Suite 500, Dallas, Texas 75019. The Corporate Secretary opens and reviews all written communications to the Board, one of its committees or specific director(s) and promptly forwards to the Chair of the Board and/or the appropriate Committee Chairperson. The Corporate Secretary will also periodically provide the Chair of the Board, the Committee Chairperson, and the Company's Chief Executive Officer (if appropriate) with a summary of all such communications and any actions taken if not previously forwarded.

Factors that will be considered when determining whether or not the matter requires immediate attention include, but are not limited to, whether the matter relates to a pressing governance, compliance or legal issue, and whether the matter could have a material impact on the Company's performance or stock price and the stakeholder(s) making the request.

Enterprise Risk Oversight

The Board is responsible for overseeing our enterprise-wide risk management program. In conjunction with this responsibility, the Board addresses our key risks, risk capacity and risk appetite levels that provide the foundation for our overall business strategy and annual goals. The Board believes that overseeing processes for assessing and managing the various risks we face is important to value creation and value preservation for our shareholders. As a result, the Board meets with executive management to oversee the Company's enterprise risk governance framework and discuss how the Company's identified key risks impact its long-term strategies and operational execution. This includes (i) at least an annual review by the Board of our Enterprise Risk Management Program and Crisis Management Plan, (ii) at least a quarterly review by the Audit Committee of reports on significant cybersecurity risks and material breaches, if any, (iii) an annual review by the Audit Committee of the Company's Risk Management program, (iv) quarterly review by the Governance and Compliance Committee of its compliance, ESG and clinical quality programs, and, (v) quarterly reviews of human capital trends by the Compensation Committee.

Purposeful and calculated risk taking is important for us to be competitive and to achieve our long-term goals. Our enterprise risk governance framework reflects a collaborative process where the Board, executive management and other team members apply a disciplined approach to our strategic planning and operational decisions that is designed to balance the opportunities and threats to our business.

As part of our annual strategic planning process, Executive Management and the Board identify the key risks that jeopardize achievement of our strategic plan. Executive Management and the Board discuss our risk tolerance in light of our (i) existing risk capacity, (ii) appetite, if any, to take on additional risk or lessen our risk, (iii) risk velocity and (iv) mitigation factors. The Board's determination of our key risks and our tolerance for each ultimately influences how we operate our business, including how we allocate resources and make strategic and operational decisions. We also have designed and maintain internal processes and an internal control environment that further facilitates the identification and management of risks, including response readiness processes, such as planning, disaster recovery and business continuity. As an example, in response to a cybersecurity tabletop exercise with the Board, the Company implemented a technology tool to improve business continuity plans and enhance program efficiencies and oversight and created stand-alone crisis communication channels for clients, healthcare professionals and team members. Additionally, in 2022, we reviewed with the Board a crisis notification and board engagement framework, including escalation process levels based on the type and severity of the issue.

In addition to the foregoing, the responsibilities of each of the Board's standing committees are designed to focus attention on risk areas implicated by its area of expertise, and each committee reports regularly to the Board on its identification and assessment of such risks. For example, throughout 2021 and 2022, the Compensation Committee provided oversight of a human capital infrastructure project designed to mitigate an identified key risk related to talent. All committees play significant roles in carrying out the risk oversight function that typically focus in their areas of expertise. The general risk and oversight functions among the Board and its Committees is as follows. For more detail on the specific oversight and responsibilities of each Committee, see pages 48 - 52.

CORPORATE GOVERNANCE AND COMPLIANCE COMMITTEE:	AUDIT COMMITTEE:	COMPENSATION COMMITTEE:
• Ethics and Compliance Program • Clinical Quality Program • ESG Program	• Accounting, auditing and financial Controls and Disclosure • Technology related risks, including cybersecurity • Enterprise Risk Management process	• Compensation Program • Human Capital Management

Information Security, Cybersecurity and Data Privacy

Maintaining the privacy and security of the information we create and receive about the Company, our employees, clients, vendors and others is a component of the Company's enterprise risk management program. We have systems in place to safely receive and store that information and to detect, contain and respond to data security incidents. While everyone at AMN Healthcare plays a part in information security and data privacy, oversight responsibility is shared by the Board, its committees and management.

Responsible Party	Oversight area
Board	Oversight of these topics within AMN Healthcare's enterprise risks
Audit Committee	Primary oversight responsibility for information security and cybersecurity, including internal controls designed to mitigate risks related to these topics
Corporate Governance and Compliance Committee	Primary oversight responsibility for data privacy, including legal and regulatory compliance
Management	Our Chief Information and Digital Officer, Chief Legal Officer and senior members of our information security, risk management and privacy compliance teams are responsible for identifying and managing risks related to these topics and reporting to the respective committee and/or full Board.

Our program and practices in these areas include the following:

- **Frequent Board and Committee Education.** Management provides regular updates to the Board, Audit Committee and/ or Governance and Compliance Committee on these topics throughout the year and, at least annually, an information security program review is presented to the full board. In addition, the directors attend educational sessions offered through third party services.

- **Systems and processes.** We use a combination of industry-leading tools and technologies to protect AMN Healthcare and the personal information we maintain and operate a proactive threat intelligence program to identify and assess risk.

- **Understanding evolving threats.** Our information security team works to understand evolving threats and industry trends.

- **Collaboration with organizations across all industries.** We share information and collaborate with organizations across different industries to fight cybercrime and advance capabilities in these areas.

- **Tabletop Exercises involving the Board and Management.** We engage in regular tabletop exercises to simulate real-life cybersecurity and data privacy threats to provide our Board and/or management team with the opportunity to practice crisis response and implement policies and processes.

- **Operations Based on Best Practices.** We have adopted the National Institute of Standards and Technology (NIST) Cybersecurity Framework to better understand, manage, and reduce our cybersecurity risk and protect our networks and data.

- **Data Privacy Program.** We have invested in resources and technology to meet the evolving data privacy regulatory requirements.

- **Regular training and compliance activities for our team members.** Our team members receive annual training to understand the behaviors necessary to protect company and personal information and receive annual training on privacy laws and requirements. We also offer ongoing practice and education for team members to recognize and report suspicious activity, including phishing campaigns.

- **Use of third parties.** Beyond our in-house capabilities we engage with security and technology vendors to assess our program and test our technical capabilities.

- **Risk Transfer.** We maintain insurance coverage to limit our exposure to certain events, including network security matters.

We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as appropriate. The Company has experienced cyber threats resulting in immaterial cyber incidents and expects cyber threats to continue with varying levels of sophistication. The Audit Committee receives quarterly reports on any notable incidents that may have occurred during the quarter.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Our Strategic Approach to ESG

We envision a healthy, just, equitable, and sustainable world where all can thrive. We believe it is our responsibility to do our part in bringing this vision to life, which includes fostering a diverse and thriving workforce, leveraging the core of our business to advance health and health equity, and serving as a catalyst in partnership with our stakeholders to get further, faster, together. Recognizing that responsibility, AMN Healthcare is committed to using its unique reach and resources to advance social change and contribute to meet the demands of a more sustainable future. Our approach is premised on our core belief that achieving measurable results in ESG initiatives provides us with a competitive advantage by improving key stakeholder engagement, supporting talent acquisition, engagement, and retention, driving innovation and costs savings while reducing financial and non-financial risks, and improving the health of our workforce and communities. In working to achieve these results, we have embedded health, diversity, equity and inclusion and an ongoing commitment to sustainability into the core of our business strategy to drive shared value and position AMN Healthcare as the employer and strategic partner of choice. As a company steeped in our core values of customer focus, passion, trust, respect, continuous improvement, and innovation, we have always held our operations to high standards, and we are excited to share the progress we have made on our ESG initiatives and commitments.

Our ESG Pillars

Our ESG strategy is focused on four priority areas that matter most to our business and society and where we see the most meaningful opportunities to create a measurable impact in the coming years: (1) Corporate Governance; (2) Health & Wellness, (3) Diversity, Equality, Equity and Inclusion ("DEI"), and (4) Sustainability.





Pillar 1
Health and Wellness

Advancing Health & Wellness for our Team Members, Healthcare Professionals and our Communities

Pillar 2
Diversity, Equality, Equity and Inclusion

Driving Diversity, Equality, Equity and Inclusion at our Company and Throughout our Value Chain and Industry

Pillar 3
Sustainability

Catalyzing a Sustainable & Regenerative Future

FOUNDATIONAL
Corporate Governance

Responsible Governance to Deliver Long-Term Shareholder Value



CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

COMMITMENTS



1. Strong ethics, human rights, data privacy and cybersecurity
2. Comprehensive reporting of financial performance and social & environmental impact
3. Board diversity reflects value chain
4. Political advocacy aligns with our values and ESG goals

PROGRESS IN 2022

COMPLETED MATERIALITY ASSESSMENT

- ✔ Conducted first materiality assessment integrating feedback from internal and external stakeholders to focus and prioritize ESG issues

ENHANCED TCFD DISCLOSURES AND ESG REPORTING

- ✔ Enhanced TCFD disclosures and conducted scenario analysis
- ✔ Published first ESG report in 2022 aligned with GRI, SASB and TCFD frameworks

ESG EDUCATION

- ✔ Provided ESG training for the full Board to promote understanding and alignment on the issues that matter most to our company and the communities in which we conduct business

AWARD-WINNING BOARD DIVERSITY

- ✔ 56% of our Board members are women
- ✔ 33% of our Board members are BIPOC

COMMITMENT TO ADVANCING HEALTH EQUITY

- ✔ Inaugural signatory to Healthcare Leadership Council commitment to shared principles aimed at eliminating health disparities

BOARD OVERSIGHT

The AMN Healthcare Board of Directors sets the tone for our Company's commitment to our values, ethics, compliance, DEI and other ESG initiatives. The Board exercises active oversight of ESG matters, and the Board and its committees regularly and carefully review key governance documents, including our Corporate Governance Guidelines, Code of Conduct, and Code of Ethics for Senior Financial Officers, to ensure they contain practices that are relevant and support our ESG objectives and the values-based culture we strive to maintain. The foundation of our corporate governance strategy is to promote transparent disclosure to our stakeholders on an ongoing and consistent basis, so we publish these documents, among others, under the "Governance" section of the "Investors Relations" page on the Company's website at https://ir.amnhealthcare.com/governance/governance-documents. We are happy to provide these materials in print for any stakeholder upon request.

Risk management is an integral component of AMN Healthcare's business strategy, culture, and operations, so our Board's oversight role and governance practices continue to evolve to support the resilience of our business and sustainability of our operations. Our strategy focuses on identifying the risks and opportunities, including ESG, that are most relevant to our business and then prioritizing those areas where we can achieve the greatest impact. To support the continuous evolution of these practices, we develop strategies to monitor or mitigate ESG risks, capitalize on opportunities, and disclose our progress to stakeholders on an ongoing and consistent

basis. Our Governance and Compliance Committee regularly reviews ESG disclosure frameworks, initiatives, policies and disclosures from management. Our Governance and Compliance Committee oversees, and the Board is engaged and receives regular updates on our ESG initiatives. Our Board continues to invest in increasing their collective ESG acumen and expertise. For example, in 2022, the Conference Board ESG Center gave an Expert Briefing to our full Board on "Stakeholder Expectations & the Roles of the Board in ESG."

Our executive management team sets the tone each day to foster a culture that represents the AMN Healthcare Difference and functions as the foundation for advancing our long-term ESG strategy. To help support our strategy, we have a dedicated team of cross-functional professionals who are focused on ensuring that our day-to-day operations are aligned with our ESG goals and principles.

ETHICS AND COMPLIANCE

Our core values are put into motion and reinforced by our ethics and compliance program's many components, purposely designed to instill accountability at all levels of the organization. In this regard, our Ethics in Action program manages compliance training and monitors the development and completion of department operational compliance audit plans which are a key risk mitigation tool. For more than a decade, our leadership has appointed Ethics Champions and Records Champions throughout the company to serve as ambassadors of ethics and compliance requirements.

 # HEALTH AND WELLNESS

As a healthcare total talent solutions company, AMN Healthcare is empowering the future of care. Critical to our success in helping our clients improve patient outcomes and equal access to healthcare is continually enhancing the well-being of our own team members and other healthcare professionals. Prioritizing the health, safety and wellbeing of our colleagues and healthcare professionals is essential to delivering on our business objectives and is a pillar of our ESG strategy.

HEALTH AND WELLNESS

COMMITMENTS

1. Drive health & wellness for our team members & healthcare professionals
2. Increase availability & quality of healthcare for communities
3. Meaningfully help our clients optimize talent management and improve patient experience & outcomes
4. Positively impact social & environmental determinants of health

PROGRESS IN 2022

HEALTHCARE ACCESS, QUALITY AND EQUITY

- Over 250,000 healthcare professional placements in 2022
- Increased supply of healthcare professionals through Connetics acquisition, which along with our O'Grady Peyton business, enabled us to place 1,700 nurses from 32 countries globally
- Over 3,000 interpreters worked over 200 million minutes to provide language services for over 14 million patient encounters
- Partnered with Remote Area Medical to provide free care clinic to Dallas-Fort Worth area residents
- In partnership with the International Esperanza Project, our clinicians treated 1,300 patients and provided 127 life changing surgeries, and our team members installed 280 smoke free stoves and 280 water filters, advancing health for families in rural Guatemala

CARING FOR OUR TEAM

- Launched and invested $3 million in AMN Caring for Caregivers Fund
- Invested additional $2 million in the AMN Team Member Hardship Fun
- Enhanced company match to 401(k) contributions
- Health insurance premium waivers

CULTURE OF TEAM MEMBER WELLBEING

Throughout the pandemic, we have worked hard to support our front-line healthcare professionals and other team members as our healthcare system was placed under an unprecedented strain. Our commitment to supporting our colleagues' mental, physical, and economic well-being continued throughout 2022.

To reward our team members' exceptional performance and provide for their future, during the first six months of 2022, AMN Healthcare enhanced its employer match to 100% of 401(k) and deferred compensation contribution on up to 10% of each team member's salary for eligible team members and provided a one-time contribution of $3,300 to each of our team members with an active 401(k) or deferred compensation plan financial account as of December 31, 2022. We also demonstrated our support for our team members' physical well-being by waiving 100% of health insurance premiums for all team members for four months.

We recognize that our team members and healthcare professionals may need extra support in times of crisis. During 2022, we also contributed an additional $2 million into our AMN Team Member Hardship Fund, which we launched in 2021 to provide financial support for team members experiencing extreme financial hardship. In 2022, the AMN Team Member Hardship Fund provided $363,232 to 87 grantees experiencing financial hardship. Also in 2022, we invested $3 million into and launched our AMN Caring for Caregivers Fund to provide similar support to our healthcare professionals. In 2022, its inaugural year, the AMN Caring for Caregivers Fund provided $221,221 to 97 grantees experiencing financial hardship. Through these funds, corporate team members and healthcare professionals can receive financial support for qualifying events such as life-threatening or serious illnesses, natural disasters, funeral costs, or other events causing financial strain. This support is in addition to the insurance and other benefits and employee assistance programs available to support our team members and healthcare professionals.

COMMUNITY HEALTH AND WELLNESS

AMN Healthcare is committed to driving health equity by removing barriers and enhancing patient access to quality healthcare. In 2022, our AMN Healthcare Language Services team continued to meet the demand for language and interpretation services for patients with Limited English Proficiency and hearing-impaired patients, promoting equitable access to healthcare. In 2022, over 3,000 interpreters provided services in over 14 million patient interactions, breaking down language and communication barriers to support access to healthcare and improved outcomes.

AMN Healthcare strives to have a positive impact on health in our global community, which is why we partner with the International Esperanza Project (IEP), a nonprofit dedicated to inspiring hope in developing countries through healthcare, community infrastructure, and education. In 2022, we were able to continue our support of IEP and once again send teams of corporate team members and healthcare professionals to provide essential healthcare services and install clean cookstoves and water purification systems in homes to help drive health and wellness for families in rural communities in Guatemala.

To support healthcare and wellness in our local communities, we continued our support for non-profits such as the Ronald McDonald House, Alzheimer's Foundation, American Cancer Society and many more through volunteerism and financial contributions. In 2022, we piloted our partnership with Remote Area Medical ("RAM") that works with healthcare organizations to create large pop-up healthcare clinics in areas with high levels of need. At the Dallas-Fort Worth RAM clinic in December 2022, we partnered with the University of North Texas Health Science Center at Fort Worth, where we provided funding and volunteers which helped serve 538 patients.



DIVERSITY, EQUALITY, EQUITY AND INCLUSION

AMN Healthcare is living proof of the power of Diversity, Equality, Equity and Inclusion. We are passionate about bringing diversity to our team, promoting social justice and achieving equity, and are committed to actively engaging in building an organization and society where equality is the norm, equity is achieved, and inclusion is universal so that all can thrive. Our Diversity, Equality, Equity and Inclusion philosophy is grounded in the belief that we should respect all voices, seek diverse perspectives, and succeed when we act together as a positive force for all humanity. We have the opportunity to influence each other, our industry, and our communities by fostering a diverse team.

DIVERSITY, EQUALITY, EQUITY AND INCLUSION

	COMMITMENTS	PROGRESS IN 2022
	1. DEI excellence in all recruiting & hiring for team members & healthcare professionals 2. Representative diversity at ALL levels 3. Equity in compensation and promotion 4. Deeply inclusive culture of belonging 5. Significant diverse supplier spend & economic impact in communities	**DIVERSE REPRESENTATION THROUGHOUT AMN** ✔ Increased representation of Leader-level team members from historically underrepresented groups (any combination of BIPOC, LGBTQ+, Disabled, or Veterans) by 52%, from 23% in 2019 to 35% in 2022 ✔ 69% of our team members and 63% of our leaders are women ✔ Representation among team members is approaching parity with US Bureau of Labor statistics on race and ethnicity ✔ Initiated collection of EEO-1 data for the Healthcare professionals we employ and place **INCLUSION THROUGH ERG PARTICIPATION** ✔ Added two new Employee Resource Groups and increased participation to 39% of team members in 2022 **PAY TRANSPARENCY AND EQUITY** ✔ Implemented enterprise-wide infrastructure to align job functions and compensation ✔ Salary transparency for all job postings nationwide **INCREASED SPEND WITH DIVERSE AND SMALL SUPPLIERS** ✔ Spent $961,271,590 with diverse and/or small suppliers in 2022, a 154% increase from 2021 and 472% increase from 2020, promoting economic growth in our communities

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Our strategy to advance and enhance Diversity, Equality, Equity and Inclusion is built on the three defining pillars of Workforce, Workplace and Marketplace.



CREATING A DIVERSE AND INCLUSIVE WORKFORCE

We would not be able to empower the future of care without our team members, who work tirelessly to ensure that our clients and healthcare professionals have everything they need to deliver quality patient care. As a company we are enriched by the unique voices, backgrounds and perspectives that our team members bring to the organization, and we are proud of the positive impact our diverse team has on the healthcare industry. To ensure workforce diversity that reflects U.S. demographics, we track progress on recruitment, promotion, and retention to ensure compositional diversity and representation of gender, race/ethnicity, sexual orientation, disability, age, and veteran status, across all levels of the organization.

DIVERSITY GROWTH: UNDERREPRESENTED GROUPS AT AMN HEALTHCARE

We believe that our diverse workforce and inclusive environment drives better outcomes which has made us the leader in total talent solutions. We are proud to have made significant progress in hiring and promoting historically underrepresented team members, i.e., BIPOC, LGBTQ+, people with disabilities and veterans, across all levels of AMN Healthcare. Our corporate workforce increasingly reflects the diversity of the communities that we serve, which strengthens us, our clients and our communities.

Growth of Historically Underrepresented Groups Among AMN Healthcare Team Members 2019 to 2022



The diverse backgrounds and experiences we seek to represent are broad. As of January 2023, we are proud that: 69% of our team members are women; 63% of our leaders are women; 56% of our board of directors are women. Our team is 58% Millennials, 31% Generation X, 6% Baby Boomers, and 5% Generation Z. Additionally, team members that self-identified as veterans, disabled or LGBTQ+ represented approximately 3%, 2%, and 3% of our team, respectively.

For the last six years, AMN Healthcare has been named to the Bloomberg Gender-Equality Index and received a top ranking – 95 out of 100 – in the Human Rights Campaign's Corporate Equality Index. AMN also received the 2022 National Association of Corporate Directors Diversity, Equity and Inclusion Award, which recognizes top companies and their boards for leveraging the power of DEI to enhance their organization and create long-term, measurable benefit for all stakeholders and communities. We believe that human capital management infrastructure, including our DEI commitment is fundamental to our continued recognition as one of America's Most Responsible Companies in each of the last three years.

HIRING

AMN Healthcare strives to attract and retain the best talent that supports and aligns with our DEI goals based on the belief that a diverse, inclusive and healthy workforce enables us to best address the needs of our stakeholders. To maintain a diverse workforce reflective of the communities we serve, we are committed to sourcing candidates from historically underrepresented groups and focus our recruitment efforts on hiring team members with a wide range of diverse characteristics including gender, ethnicity, LGBTQ+, disability and military service. We also internally track our hiring, promotion and retention rates to inform our overall progress against achieving DEI targets and to guide our strategy in maintaining an inclusive workforce.

Intentional Language in Job Postings

✔ Routine review of job postings to ensure use of neutral language to eliminate unintended barriers to prospective applicants.

Diverse Candidate Slates

✔ We increased our outreach to both passive and active candidate pools to ensure a diverse slate of candidates for all leadership positions.

PROMOTION, RETENTION AND TEAM MEMBER ENGAGEMENT

Throughout 2022, approximately 1,200 team members were promoted or transferred internally into new positions, representing one-third of our corporate workforce. Our professional development education assistance program provides reimbursement to our corporate team members to advance their knowledge and skills through certificate and degree programs. We offer leadership development curricula led by our team of learning and talent development professionals for new leaders, called LEAD at AMN, as well as a leadership curriculum for our individual contributors who are seeking leadership positions, our emerging leaders program. In 2022, we also partnered with a university to offer a virtual certificate program for high-potential leaders and expanded access to executive coaching programs. Additionally, we provide a mentorship program to provide a larger group of our team members the opportunity to connect with others across our company to support their development, strengthen their skills, and deepen relationships. Nearly 10% of our team members participated in the mentoring program during 2022 as either a mentor or mentee. These programs are supplemented with professional development resources from third-party vendors and our corporate memberships in large industry associations, to which every team member has access.

In 2022, we continued to prioritize engaging with our team members through live virtual question and answer sessions on a monthly basis, through AMN Live as well as other town halls throughout the year with our Chief Executive Officer and other senior executives. To assess the engagement of our team members and take action to mitigate risks associated with workforce engagement, development and retention, in 2022 we restarted the annual survey that we have historically conducted to assess team member engagement. Based on the feedback we received, which was discussed with our Board, we incorporated several initiatives and areas of focus into our human capital management strategic plan. We then followed up later in the year with a shorter pulse survey. Team member engagement helps to strengthen our retention rate, which was above 85% in 2022, and our highest in the past five years.



2018	2022	YoY Change (%)
78% 2018 RETENTION	**87%** 2022 RETENTION	▲ **12%**

FOSTERING A WORKPLACE CULTURE WHERE ALL CAN THRIVE

Because people are our greatest asset, we remain focused on embedding a culture of inclusion in every aspect of our work to drive engagement.

AMN HEALTHCARE INVESTS IN OUR ERGS

As a total talent solutions company, we understand how important it is to ensure all of our team members feel a deep sense of belonging in the workplace. In 2022, we continued to invest in and grow opportunities for team members to connect and build communities with colleagues. One of the key ways we continue to do this is through our growing Employee Resource Groups ("ERGs") and our over 100+ Diversity Champions. Our goal in investing in our ERGs and our Diversity Champions is to increase our team members' individual and collective visibility and leadership, empower inclusion, and strengthen a culture of belonging. Each of these groups is sponsored by members of our executive team who participate in meetings, provide guidance and professional development as well as amplify the voices of team members across levels of the organization.

Our ERGs hold a variety of events throughout the course of the year to raise awareness, enable team members to connect, and build greater understanding of the diverse mosaic that strengthens our company. Our directors and senior leadership understand the integral role ERGs play in driving our DEI priorities and are active participants in educational forums, our multicultural fair and community-based events sponsored by our ERGs and Diversity Champions. In 2022, to further drive our investment in DEI, we increased our investment in these groups to over $250,000. We also expanded the number of ERGs from 8 to 10, with the addition of Loving Our Bodies' Existence ("LOBE") and Black Women Leading in Inclusion, Excellence, Vision and Education ("BELIEVE"). We are proud that our ERGs enjoy robust participation, with approximately 39% of team members belonging to at least one ERG.



10 EMPLOYEE RESOURCE GROUPS			**39%** TEAM MEMBER PARTICIPATION	
OPEN Mental Health Advocacy & Awareness	**WISE** Wisdom + Insight + Sincerity + Experience	**PRIDE** LGBTQ + Allies	**BRAVE** Be Ready Always – Veterans Enterprise	**LOBE** (Loving Our Bodies Existence)
Advocating for mental health awareness and creating a work environment where everyone feels comfortable communicating authentically.	Creating positive intergenerational dialogue benefitting team members of the entire Company.	Engaging with and supporting LGBTQ+ team members and their allies in an inclusive environment.	Serving and advocating for military veterans, deployed troops, their families and supporters.	Promoting body image positivity in the workplace by raising awareness, encouraging openness, and supporting all team members.
PAVE Power & Value in Equality	**PACT** Parents & Caregivers Together	**SLIDE** Strength Lies in Diversity & Equity	**LALA** Latin American Legacy Alliance	**BELIEVE** Black Women Leading in Inclusion, Excellence, Vision and Education
Advancing gender diversity and equality enabling women to connect while developing professionally.	Championing working parents and caregiver team members by cultivating an inclusive, welcoming, agile and flexible workplace that ultimately builds trust, improves retention, and fosters innovation.	Enhancing the professional development, career path prospects and leadership opportunities of BIPOC in the workplace.	Representing, advocating, and celebrating the unique experiences, challenges, and culture of the Latin community.	Advancing equity and belonging with a focus on Black women by engaging a network of allies to attract, retain, empower and inspire Black women to achieve their fullest potential across the spectrum of professional development nurtured by AMN Healthcare leadership.

DEI EDUCATION

We offer a variety of courses through our LinkedIn Learning Library on several DEI topics. Currently, new team members are assigned an Inclusive Communications course which includes elements of unconscious bias. Additionally, newly promoted and newly hired leaders are required to complete an Inclusive Leadership course that centers learning around diversity, equity, and inclusion within leadership

Inclusive Communication Training for all Team Members

✓ Working with team members to build awareness, recognize blind spots based on mistaken, incomplete, or inaccurate assumptions, and embrace diversity.

Inclusive Leadership Course for all Leaders

✓ Live, four-hour mandatory DEI training for all leaders at the Company on inclusive leadership.

ADVANCING DIVERSITY, EQUALITY, EQUITY AND INCLUSION IN THE MARKETPLACE

Our commitment to DEI extends to our supplier partners and our community health partners. We actively engage diverse suppliers and identify new opportunities to support and grow small, minority, women, LGBTQ+, and veteran-owned businesses. By prioritizing supplier diversity, we positively impact the overall socio-economic health of the communities we serve.

SUPPLIER DIVERSITY

AMN Healthcare is focused on economic growth and creating work opportunities in line with our purpose of helping others achieve their personal and professional goals. We believe that equitable business opportunities contribute to a more equitable world, so we actively facilitate business partnerships with diverse vendors and suppliers by identifying business opportunities and partnerships that support small, minority, women, veteran, and LGBTQ+ owned businesses.

We understand that through supplier diversity, we have an opportunity to benefit the overall socioeconomic health of the communities we serve, so we increased our diverse and small supplier spend to $961,271,589 for 2022, continued funding our pledge of 100 minority-owned business certifications, and expanded our Vendor Development Program. In recognition of AMN Healthcare's efforts to increase our spend with Minority-owned Business Enterprises, we were named Prime Supplier of the Year by the Western Regional Minority Supplier Development Council in 2022.

GIVING BACK

In addition to the work we do every day at AMN Healthcare, we reinforce our mission to empower the future of care and foster a stronger, more cohesive society through community service and charitable giving. We are proud to support and partner with nonprofits that are dedicated to encouraging diversity and driving equity, as we share those values. We have committed to supporting nonprofits that align with our holistic approach and goals toward health equity. We also recognize that AMN Healthcare is at its best when team members have the opportunity to support causes they care about. That is why we offer eight hours of paid time off for volunteering to our team members and encourage them to give back to their communities in personally meaningful ways. Being a healthcare industry leader demands purpose, a commitment to serve our communities, and the drive to use our resources for the greater good. To this end, we strive to create a meaningful impact and actively engage in philanthropy and community service to create a stronger, more cohesive society that supports our purpose and mission. Our core values act as a compass to our commitment to corporate social responsibility, and we align our charitable giving efforts with these values to help organizations and communities flourish. In 2022, we committed an additional $1.8 million to advance healthcare workforce pipeline, diversity, resilience, and wellness, and we contributed $1.1 million to nonprofits focused on health equity, wellness, DEI, and healthcare workforce (including $200,000 of the $1.8 million commitment noted just above). Our goal is to have a positive impact on the health and well-being of all our stakeholders.

Below are some of the additional non-profit organizations we supported over the past year:



 ## Sustainability

SUSTAINABILITY	

	COMMITMENTS	PROGRESS IN 2022
	1. Reduce our operational footprint to zero in market-based CO2 emissions (Scopes 1 and 2) by end of 2024	### 34% EMISSION REDUCTION ✔ **Reduced Scope 1 & 2 GHGE by 34% from 2019 baseline year**
	2. Set Scope 3 (value chain) GHG emissions Science-Based Target by end of 2024	### MEASURED ENVIRONMENTAL IMPACT ✔ **Measured water and waste footprints for 2020, 2021, and 2022**
	3. Water & Waste footprints measured by 2023. Targets set by end of 2024	✔ **Measured full Scope 1, 2, and 3 GHGE for 2020, 2021, and 2022**

AMN Healthcare is committed to significantly reducing our environmental impact across our own operations, accelerating our value chain's sustainability journey, and catalyzing a healthy, sustainable, and regenerative future where all can thrive. As part of our commitment to embed sustainability in our business, we monitor emerging ESG risks and opportunities. Building off our last two TCFD reports, we conducted a TCFD gap analysis, conducted a physical and transition risk analysis, identified business impact (risks and opportunities) to inform strategic planning and our enhanced 2022 TCFD report. For more detail, please see our 2022 TCFD report, which is located in our 2022 ESG Report.

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

MEASURING SCOPE 1, 2 AND 3 GREENHOUSE GAS EMISSIONS

Addressing our shareholders' and other stakeholders' calls for greater transparency surrounding environmental and social impact, and building from our baseline (2019) operational greenhouse gas emissions ("GHGE") inventory which we conducted in 2021, we have calculated our full operational (Scope 1 and Scope 2) and value chain (Scope 3) GHGE for 2020, 2021, and 2022 – as well as our operational waste and water footprints. Please see our 2022 ESG Report for more detail.

SELECT AWARDS AND RECOGNITION

NACD
Winner – Diversity, Equity & Inclusion Award – Public Company – Mid-Cap 2022



WOMEN'S FORUM OF NEW YORK
Corporate Champion Honoree for Over 40% Female Board Representation, 2017-2023 (biennial)

BLOOMBERG
Gender Equality Index 2018-2023



HUMAN RIGHTS CAMPAIGN
Corporate Equality Index 2018-2022

NEWSWEEK
America's Most Responsible Companies 2020-2023



FORBES
America's Best Large Employers 2022 America's Best Employers for Women 2022









ESG-Linked Performance Pay

At AMN Healthcare, we integrate ESG goals into executive compensation. Specifically, the Company holds leadership accountable for executing on our ESG-related commitments by integrating achievement of ESG-related objectives into leadership metrics that comprise a portion of the "Leadership" component that makes up 30% of our senior executives' target annual cash incentive bonus. In determining the ESG component, the Compensation Committee considers the Company's performance and progress on certain ESG initiatives.

For 2022, these initiatives included, among other things, increasing representation of historically underrepresented groups, including women, in leadership roles, overseeing an enterprise-wide review of pay equity, leadership of our Employee Resource Groups, philanthropic leadership through board service, and the completion of an ESG materiality assessment.

In 2022, AMN Healthcare made significant progress in each of these and other ESG initiatives which the Compensation Committee determined significantly exceeded our goals. Among other achievements for 2022, the Company under its executive leadership:

- Received multiple national and regional awards and recognition for DEI leadership
- Increased team member representation of underrepresented groups, including women, in management-level roles
- Expanded the quantity and membership of our Employee Resource Groups

- Expanded philanthropic leadership through board service, giving and volunteering programs
- Completed a materiality assessment to facilitate prioritization and implementation of ESG initiatives.

Political Activity and Trade Associations

Our executive management reports annually to the Governance and Compliance Committee regarding compliance and overall strategic priorities for political and policy lobbying and political contributions that align with AMN's long-term corporate strategy.

AMN makes limited direct political contributions to U.S. state and local candidates in accordance with our Corporate Political Activities Policy. AMN occasionally participates in the political process by providing financial support to state or local ballot initiatives relating to specific issues that have a direct impact on our businesses. AMN did not make any such contributions in 2022. As with every other aspect of our political involvement, AMN's participation is guided by our purpose and values and is fully reported in accordance with governing laws. AMN does not make political contributions outside the United States.

From time to time, we engage in discussions with all levels of governments, industry associations, and coalitions on public policy and regulatory issues. When we determine it is in the best interest of our company, we work with lobbyists, trade associations, and government officials to provide information and perspective to support our point of view.

As part of our engagement in the public policy process, we participate in certain industry trade organizations representing the interests of the healthcare, healthcare workforce, staffing industry, and the broader business community with purposes that include, but are not limited to education about the industry, issues affecting the industry, and industry best practices and standards. We may not always support every position taken by our trade associations or the other members, however, we believe our participation in these organizations makes us more effective and broadens our perspective on policy issues critical to our industry, our company, our customers, and our communities.

Our complete Corporate Political Activities Policy can be found on our website at https://ir.amnhealthcare.com/governance/governance-documents.com.

Policies and Procedures Governing Conflicts of Interest and Related Party Transactions

Our Corporate Governance Guidelines, Code of Conduct and Related Party Transactions Policy collectively establish the Company's procedures related to conflicts of interest and related party transactions.

Under these policies, directors and executive officers must notify the Company's Chief Legal Officer in advance of any potential "related party transaction" that the Company would be required to disclose publicly under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934. Potential related party transactions involving the Chief Legal Officer must be disclosed to the CEO. If the Chief Legal Officer or CEO, as the case may be, determines that a potential related party transaction would be an actual related party transaction, if consummated, such matter must be referred to the Governance and Compliance Committee for review and approval. Any transaction involving a director, regardless of amount, must be referred to the Governance and Compliance Committee. The Governance and Compliance Committee may approve the transaction if it determines that consummation of the transaction is in the best interests of the Company's shareholders.

Further, our policies require our directors and executive officers to avoid any action, position or interest that conflicts with an interest of the Company or gives the appearance of a conflict. Any potential conflict of interest involving our directors or executive officers must be reported in advance to the Chairman of the Board and Chief Legal Officer. If the Chief Legal Officer determines that an actual conflict of interest may exist, then the matter must be referred to the Governance and Compliance Committee for review.

Certain Transactions

In determining whether directors are independent, the Board considered Ms. Fontenot's role as an independent director at Orlando Health, Inc. The Board also considered Ms. Fontenot's prior role as an independent director of LHC Group, Inc., where she served as an independent director from 2019 until the company was acquired by United Healthcare and the board was disbanded in February 2023. In 2022, we continued commercial relationships with LHC Group and Orlando Health that existed before Ms. Fontenot joined the Board under which the Company provides clinical staffing and language services to LHC Group and Orlando Health. The approximately $800 thousand and $6.5 million in fees that we received from LHC Group and Orlando Health, respectively, in 2022 were negotiated on an arm's-length basis and are within the categorical independence standards that the Board has adopted. Neither relationship prevents Ms. Fontenot from qualifying as an independent director under the categorical independence standards, and the Board considers Ms. Fontenot to be an independent director.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Board and Committee Structure

Board Leadership Structure

The Board has carefully considered its leadership structure, including whether the role of Chair should be a non-executive position or be combined with that of the CEO. Following due consideration, the Board continues to conclude that maintaining an independent chair best positions the Board to promote shareholders' interests and contribute to the Board's overall efficiency and effectiveness. As announced on October 31, 2022, Ms. Grace joined the Company on November 28, 2022, as our President and Chief Executive Officer and a member of our Board. As our CEO, Ms. Grace, is responsible for working with the Board in setting our strategic direction and our day-to-day leadership and performance, while the Chair of the Board, Mr. Wheat, leads the Board in overseeing our strategy, provides guidance to our CEO and presides over meetings of the Board.



Douglas D. Wheat

Chair of the Board

The Board has selected Douglas D. Wheat to serve as its independent Chair because he:

- Brings unique and extensive board leadership experience that effectively allows him to lead our high-performing Board by keeping it focused on key areas of oversight, coordinating across committees and facilitating effective communication among directors and the Company's executive management;
- Fosters a productive relationship between the Board and the Company's CEO by providing a sounding board with candid, constructive feedback from the Board to the Company's executive management team;
- Is deeply committed to our values and mission while driving long-term shareholder value;
- Increases the independent oversight of the Company and partners with the Compensation Committee to oversee the performance and compensation of our CEO;
- Acts as an independent spokesperson for the Company to our shareholders; and
- Has significant experience serving AMN Healthcare under different operating environments, management teams and financial market cycles, affording a unique and valuable ability to provide support to the Company's new CEO.

Duties of Our Chairman

- Serves as Chair of regular sessions of the Board and manages the overall Board process.
- Leads the Board in anticipating and responding to crises.
- Oversees and monitors Board engagement to ensure our directors are in-tune with issues of our dynamic industry and the evolving landscape.
- Supports the Governance and Compliance Committee with board refreshment and executive leadership succession.
- Models the culture and values expected of all directors.
- Conducts individual meetings with other directors, including the CEO, to encourage open communication, collaboration and differences in perspective.
- Evaluates overall Board effectiveness, with emphasis on identifying areas of enhancement, development and/or furtherance and communicating these observations to the Board for discussion.
- Represents the Board on occasions where it is important for the Board to respond on matters independently from or in concert with the Company's executive management team.
- Provides guidance and direction to the CEO and executive management team.
- Engages with shareholders and presides over the Company's Annual Meeting of Shareholders. Also recommends to the Board an agenda to be followed at the Annual Meeting.

Committees of the Board

We have standing Audit, Corporate Governance and Compliance and Compensation Committees. We also have an Executive Committee that meets periodically, as necessary, to oversee the Company's business development and capital allocation strategy. Additionally, shortly after Ms. Salka announced her intention to retire on March 10, 2022, the Board formed a CEO Search Committee to oversee the CEO succession process and engage a search firm to evaluate internal and external candidates. The Committees are chaired by independent directors, each of whom report to the Board at meetings on the activities and decisions made by their respective committees. The Board makes committee assignments and designates committee chairs based on a director's independence, knowledge, and areas of expertise. We believe this structure helps facilitate efficient decision-making and communication among our directors and fosters efficient Board functioning at Board meetings.

We describe the current functions and members of each committee below. A more detailed description of the functions, duties and responsibilities of the Audit, Corporate Governance and Compliance and Compensation Committees is included in each Committee's charter and available in the link entitled "Governance" located within the "Investor Relations" tab of our website at www.amnhealthcare.com.

The table below provides current committee memberships and fiscal year 2022 committee meeting information:

Director	Audit[1]	Compensation[2]	Corporate Governance and Compliance[3]	Executive[4]	CEO Search Committee
Mark G. Foletta	● Chair				
R. Jeffrey Harris		● Member	● Chair	● Member	● Member
Jorge A. Caballero	● Member		● Member		
Martha H. Marsh		● Chair			● Member
Cary Grace				● Member	
Teri G. Fontenot	● Member		● Member		
Sylvia Trent-Adams		● Member	● Member		
Douglas D. Wheat				● Chair	● Chair
Daphne E. Jones	● Member	● Member			
Committee Meetings and Actions by Written Consent					
Total Committee Meetings	9	7	5	3	8
Actions by Written Consent	0	4	0	2	0

● Chair ● Member

[1] The Board has determined that all Audit Committee members (A) are financially literate, and (B) meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act, and Section 303A of the NYSE Listed Company Manual. The Board further determined that Jorge A. Caballero, Mark G. Foletta and Teri G. Fontenot are each an "Audit Committee Financial Expert" as defined by SEC Rules and Regulations.

[2] The Board has determined that all members of the Compensation Committee meet the standards for independence required by the NYSE.

[3] The Board has determined that all members of the Corporate Governance and Compliance Committee meet the standards for independence required by the NYSE.

[4] Ms. Salka served on the Executive Committee until she retired and resigned from the Board on November 27, 2022.



Mark G. Foletta (Chair)

Members



Teri G. Fontenot



Daphne E. Jones



Jorge A. Caballero

Audit Committee

Total Committee Meetings: 9 | Attendance: 100%

The Audit Committee is responsible for, among other things, overseeing our financial reporting process and cybersecurity risk management. In performing its functions, the Audit Committee:

- reviews our internal accounting controls and audited financial statements,
- reviews with our independent registered public accounting firm the scope of its audit, its audit report, and its recommendations,
- considers the possible effect on the independence of such firm in approving non-audit services requested of it,
- reviews disclosures made by our CEO and CFO in connection with the certification of our periodic reports,
- reviews and discusses with management significant technology strategic initiatives, operations, and risk,
- reviews and discusses with management the Company's process to manage our major enterprise risk exposures and the steps taken to monitor, control and manage such exposures,
- receives and reviews quarterly reports from the Chief Information & Digital Officer on the Company's technology and cyber risk profile, and
- appoints our independent registered public accounting firm, subject to ratification by our shareholders.

Key 2022 Activities

- Received quarterly updates and oversaw the continued investment in and maturity of the Company's information security program and progress improvements on key initiatives.
- Annual review of the Company's risk management program and oversight of the enterprise risk management process.
- Oversaw the relationship between the Company's finance team and its independent auditor to ensure an effective audit process.



Martha H. Marsh (Chair)

Members



R. Jeffrey Harris



Daphne E. Jones



Sylvia Trent-Adams

Compensation Committee

Total Committee Meetings: 7 | Attendance: 95%

The Compensation Committee is responsible for, among other things, overseeing our executive compensation and human capital management programs. In the course of performing its functions, the Compensation Committee:

- establishes the executive compensation philosophy for the Company,
- designs executive compensation programs to attract, incent and retain executive talent,
- reviews, and, when appropriate, administers and makes recommendations to the Board regarding: (A) the compensation of our CEO, all senior executives that report directly to our CEO, and our directors and (B) our incentive compensation plans and equity-based plans,
- prepares the Compensation Committee Report, approves the financial performance measures that were used by the Company to link compensation paid to the Company's executives to performance for the most recently completed fiscal year, and oversees the preparation of our compensation disclosure and analysis to be included in our annual proxy statement and recommends its inclusion in the annual proxy statement to the Board,
- recommends the proposals on "say-on-pay" and the frequency of the "say-on-pay" vote that are required by SEC rules
- reviews our incentive compensation arrangements generally to determine whether they encourage excessive risk-taking,
- evaluates the performance of our CEO, and
- oversees the Company's human capital management strategy, including talent recruitment, retention and engagement and its diversity, equality, equity, and inclusion initiatives.

For further information about the responsibilities of the Compensation Committee, please see the Compensation Discussion and Analysis portion of this proxy statement below.

Key 2022 Activities

- Oversaw human capital infrastructure project designed to mitigate key risks related to talent and support the Company's growth strategies.
- Oversight of DEI initiatives to increase representation of team members from historically underrepresented communities.
- Approved the terms for a transition agreement with Ms. Salka upon her retirement from the Company.
- Designed retention bonus program for key executives in recognition of the competitive labor environment and to promote stability and continued growth during CEO transition.
- Approved compensation package for new CEO.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee, whose members are Ms. Marsh, Mr. Harris, Ms. Jones, and Dr. Trent-Adams consists exclusively of non-employee, independent directors, none of whom has a business relationship with us, other than in his or her capacity as director, or has any interlocking relationships with us that are subject to disclosure under the rules of the SEC related to proxy statements.

Compensation Committee Consultant Independence

The Compensation Committee retains an independent consultant to assist it in fulfilling its responsibilities. Since 2008, the Compensation Committee has utilized Frederic W. Cook & Co., Inc. as its compensation consultant. Our compensation consultant advises the Compensation Committee on a variety of topics, including, among others, our equity compensation program, the design of our cash incentive program, the evaluation of the alignment of our compensation program with our shareholders' interests, the risks presented by our executive compensation program structure, the assessment of the program compared to our peers and director and executive compensation trends.

In retaining and utilizing Frederic W. Cook & Co., the Compensation Committee considers (1) our directors' experience with its employees and representatives while serving on other boards, (2) knowledge and experience in executive compensation program design, corporate finance and legal and regulatory issues, (3) experience providing consultative services to boards, as well as its analysis of our existing program and proposal of key considerations in evaluating and strengthening our program and (4) factors affecting independence, including factors set forth by the NYSE for evaluating the independence of advisors. In connection with its consideration of Frederic W. Cook & Co.'s independence, the Compensation Committee factored in that Frederic W. Cook & Co. does provide consulting services to other companies that have a director who is also a director of ours, but it does not have any other relationship with or provide any other services to us. As a result of the Compensation Committee's review of the factors affecting independence, it has determined that Frederic W. Cook & Co. is independent and has no conflicts of interest with us.



R. Jeffrey Harris (Chair)

Members



Jorge A. Caballero.



Teri G. Fontenot



Sylvia Trent-Adams

Corporate Governance and Compliance Committee

Total Committee Meetings: 5 | Attendance: 95%

The Corporate Governance and Compliance Committee is responsible for, among other things, overseeing our board composition and refreshment strategies, corporate governance practices, ESG reporting strategies and ethics and compliance programs. In the course of performing its functions, the Corporate Governance and Compliance Committee:

- identifies and recommends qualified individuals with diverse backgrounds and experiences to become members of the Board,
- oversees the Company's ESG strategies and practices, including its governance reporting frameworks
- periodically evaluates the Code of Conduct and the Governance Guidelines,
- reviews the performance of the Board and its committees on an annual basis,
- oversees all aspects of the Company's ethics and compliance programs, including the Company's healthcare, employment and privacy regulatory compliance and risk oversight with respect to the credentialing of candidates,
- reviews and evaluates succession planning for the CEO and other members of our executive management team,
- oversees our shareholder engagement program as it relates to corporate governance issues and considers feedback provided by our shareholders,
- reviews related party transactions, and
- reviews and discusses with our executive team relevant quality metrics, compliance with certification standards and related laws and regulations as well as our enterprise risk management process relating to the quality of our services.

Key 2022 Activities

- Oversaw the advancement of the Company's ESG strategy, commitments, and initiatives, including the Company's measurement of its full value chain (Scopes 1, 2 and 3) GHGe footprint.
- Oversaw the continued development and effectiveness of the Company's Enterprise Compliance Program utilizing an independent third-party assessment.
- Received quarterly updates and oversaw the continued investment in and maturity of the Company's Privacy Compliance program.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE



Douglas D. Wheat (Chair)

Members

 

R. Jeffrey Harris   **Cary Grace**

Executive Committee

Total Committee Meetings: 3 | Attendance: 100%

The Executive Committee exercises the power of the Board between its meetings, including the approval of certain acquisitions within established parameters.

Key 2022 Activities

- Oversaw the Company's acquisition of Connetics Communications.
- Oversaw the Company's business development strategies and evaluated acquisition targets.



Douglas D. Wheat (Chair)

Members

 

R. Jeffrey Harris   **Martha H. Marsh**

Search Committee

Total Committee Meetings: 8 | Attendance: 100%

The CEO Search Committee was responsible for overseeing the CEO succession process and engaging a search firm to evaluate internal and external candidates.

Key 2022 Activities

- Development of desired profile and characteristics for the Company's next CEO.
- Selection of Executive Search firm to conduct robust internal and external search for the Company's next CEO.
- Oversaw the search and recommended final candidates for the Board to interview.

Meetings and Attendance

We expect each of our directors to attend each meeting of the Board and of the committees on which he or she serves. We also expect our directors to attend our annual meetings. Our Board has an excellent record of attendance and engagement. During 2022, the Board met 8 times and took 3 actions by unanimous written consent. In 2022, our directors attended (i) 100% of the aggregate of the total number of meetings of the Board (held during the period for which he or she has been a director) and the number of meetings held by the Audit, Executive and CEO Search Committees of the Board (during the periods that he or she served on such committees) and (ii) 95% of the aggregate of the total number of meetings of the Corporate Governance and Compliance Committee and Compensation Committee of the Board (held during the period for which he or she served on such committee). All our then-serving directors also attended our 2022 Annual Meeting of Shareholders.

Executive Sessions

The Board has executive sessions at each regularly scheduled Board meeting during the year, for which our management director, Ms. Grace (or Ms. Salka before her retirement), is not present. In addition, all independent directors met to unanimously appoint Cary Grace as the Company's President and Chief Executive Officer and a member of the Board, effective November 28, 2022.

More Information

You can learn more about our corporate governance by visiting https://www.amnhealthcare.com/, where you will find our Corporate Governance Guidelines, each standing committee charter, and Director Independence Standards. AMN Healthcare has adopted a comprehensive Code of Conduct that applies to the CEO, CFO, Controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at https://www.amnhealthcare.com/. Each of the above documents is available in print upon written request to the Office of the Corporate Secretary, AMN Healthcare Services, Inc. 2999 Olympus Blvd, Suite 500, Dallas, TX 75019 (469) 524-1473, or by email request to officeofthecorporatesecretary@amnhealthcare.com Attn: Corporate Secretary.

Director Compensation and Ownership Guidelines

Members of the Board who are not employees of the Company receive compensation for their service in the form of cash and equity. We refer to these directors as "Independent Directors." Each form of compensation is evaluated by the Compensation Committee on an annual basis.

DIRECTOR COMPENSATION PHILOSOPHY AND PROCESS

The Compensation Committee believes director pay should be aligned with the long-term interests of our shareholders, so it gives substantial weight to the equity component, which represented approximately two-thirds of our Independent Directors median total compensation in 2022.

As part of its annual review process, the Compensation Committee evaluates a variety of sources and benchmarks the compensation we pay our Independent Directors against our executive compensation peer group and relevant market data. It also consults with our independent compensation consulting firm, Frederic W. Cook & Co., Inc., prior to issuing a recommendation to the Board, which it has historically done in conjunction with the election of directors at the Annual Shareholders Meeting. Following this process provides the Compensation Committee with more visibility into director pay trends based on the most recently disclosed public filings of peer companies included in its analysis.

Director Cash Compensation

We pay our Independent Directors an annual cash retainer that is paid in advance on a quarterly basis. We do not pay any meeting fees to our directors. The Chairman of the Board, Committee Chairpersons and one Executive Committee member receive an additional annual retainer for their services. We also reimburse directors for out-of-pocket expenses incurred in connection with their service. Annual retainers are paid in four equal quarterly instalments. The table below sets forth the current annual retainer schedule for our Independent Directors.

Position	Annual Retainer ($)
Independent Director	75,000
Chairperson of the Board	150,000[1]
Chairperson of Audit Committee	30,000
Chairperson of Compensation Committee	20,000[2]
Chairperson of Corporate Governance and Compliance Committee	15,000

[1] Effective April 1, 2022, we approved an increase in the annual cash retainer for the Chairperson of the Board from $100,000 to $150,000.

[2] Effective April 1, 2022, we approved an increase in the annual cash retainer for the Chairperson of the Compensation Committee from $15,000 to $20,000.

Director Equity Compensation

We typically grant full-value equity awards to Independent Directors upon appointment or election to the Board, and annually thereafter during the director's term. Because we believe that director compensation should be weighted in equity, we anticipate that we will continue to grant annual equity awards to our Independent Directors for the foreseeable future. The aggregate grant date fair value, which we refer to as AGD Fair Value, of such equity awards is $160,059, which we believe aligns with the market for independent director compensation.

On April 21, 2022, each Independent Director serving on the Board at such time received an equity award of 1,458 restricted stock units, which we refer to as RSUs. The RSU awards issued to our Independent Directors vest on the earlier of the one-year anniversary of the grant date or the 2023 Annual Meeting of Shareholders, provided such director remains in service. Each director was also given the option to defer receipt of the shares underlying the RSUs until their separation of service from the Board. Independent Directors that are elected to the Board at a time other than in connection with our annual meeting receive an equity award upon election in an amount equal to the pro rata annual grant value approved for Independent Directors for the anticipated service time from his or her date of election through the Company's next annual meeting of shareholders. The chart on the right illustrates a breakdown of the current annual compensation of our Independent Directors, excluding committee retainers.



INDEPENDENT DIRECTORS

Cash vs. Equity Compensation

32%

68%

- $75,000 Cash
- $160,059 Equity

Director Compensation Table

The following table reflects compensation that our directors earned during fiscal year 2022. The table does not include Ms. Salka or Ms. Grace, neither of whom received additional compensation for their service as a director.

Name	Fees Paid in Cash ($)[1]	Fees Paid in Stock ($)[2]	Total ($)
Mark G. Foletta	110,000	160,059	270,059
R. Jeffrey Harris	100,000	160,059	260,059
Martha H. Marsh	103,750	160,059	263,809
Jorge A. Caballero	75,000	160,059	235,059
Sylvia Trent-Adams	75,000	160,059	235,059
Douglas D. Wheat	232,500	160,059	392,559
Daphne E. Jones	75,000	160,059	235,059
Teri G. Fontenot	75,000	160,059	235,059

[1]   In addition to their annual cash retainer, on December 13, 2022, we approved a payment of $20,000 to Mr. Wheat, $10,000 to Mr. Harris, $10,000 to Ms. Marsh and $5,000 to Mr. Foletta for their services as directors in connection with additional work performed in 2022 as part of the CEO Search and evaluation of strategic initiatives.

[2]   The amount set forth in this column represents the AGD Fair Value of the 1,458 RSUs granted to each director elected to the Board on the date of the Annual Meeting of Shareholders held on May 6, 2022.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Director Equity Ownership Requirement

Our Board believes that all directors should maintain a meaningful personal financial stake in the Company to further align their long-term interests with our shareholders. Accordingly, it is the Board's desire that each non-management director will hold Common Stock and vested but unsettled RSUs of the Company equal to a value of at least five times the director's annual cash retainer (i.e., $375,000). The Company does not take into account the value of unvested RSUs and vested or unvested stock appreciation rights and options in determining whether a director meets our director equity ownership guidelines. As of December 31, 2022, all AMN non-management directors satisfy our director equity ownership guidelines, except for our two newest directors, Dr. Trent-Adams and Mr. Caballero, who were appointed to the Board in October 2020 and December 2021, respectively.

Level	Shares Held as Multiple of Annual Cash Retainer	Complies
Mark G. Foletta	53.5x	✓
R. Jeffrey Harris	116.4x	✓
Martha H. Marsh	72.5x	✓
Jorge A. Caballero	2.6x	N/A[1]
Sylvia Trent-Adams	4.6x	N/A[2]
Douglas D. Wheat	47.7x	✓
Daphne E. Jones	13x	✓
Teri G. Fontenot	10.7x	✓

[1] Mr. Caballero was appointed to the Board in December 2021 and does not yet satisfy the director equity ownership requirement.

[2] Dr. Trent-Adams was appointed to the Board in October 2020 and does not yet satisfy the director equity ownership requirement.

Executive Officers

Our named executive officers as of December 31, 2022 are listed below. We provide information regarding the business experience, qualifications, and affiliations of our currently employed named executive officers who are not directors below.

For Ms. Grace's experience, qualifications, and affiliations, please see page 26 above.



Jeffrey R. Knudson | 48
Chief Financial Officer and Treasurer

Mr. Knudson joined us as Chief Financial Officer and Treasurer in November 2021. In his role, Mr. Knudson oversees the Company's accounting, finance, investor relations and internal audit functions.

Prior to his appointment as Chief Financial Officer and Treasurer, Mr. Knudson served as Chief Financial Officer and Executive Vice President, Supply Chain of At Home Group, Inc., in which capacity he oversaw accounting, financial planning and analysis, treasury, investor relations, and internal audit and supply chain activities.

Prior to Mr. Knudson's tenure with At Home Group, Inc., he served in several leadership positions at CVS Health and CVS Caremark Corp., including as Senior Vice President of Finance and Retail Controller for their retail pharmacy segment. Prior to CVS, Mr. Knudson was a key member of the treasury and mergers and acquisition leadership teams at L Brands and Express Scripts.

Mr. Knudson received his bachelor's degree in accounting and finance from the University of San Diego.



Mark C. Hagan | 54
Chief Information and Digital Officer

Mr. Hagan joined us as Chief Information Officer in June 2018. In March 2020, Mr. Hagan was promoted to Chief Information and Digital Officer and is responsible for our digital strategy, technology R&D, enterprise information technology infrastructure, operations, development, security, program management operations as well as certain customer support operations.

Prior to joining AMN, from 2014-2018, Mr. Hagan was Chief Information Officer and Senior Vice President of IT at Envision Healthcare, a diverse healthcare services and technology company and a leading provider of physician-led services, post-acute care, ambulatory surgery services, and related management services. Prior to Envision, Mr. Hagan was IT Director at TeleTech.

Mr. Hagan currently serves as a director of M&M Properties Colorado LLC and Wonolo, Inc.

Mr. Hagan holds a Master of Business Administration from the University of Colorado and a Bachelor of Science and Computing from Queensland University of Technology.

AMN®
Healthcare
EMPOWERING THE FUTURE OF CARE



Denise L. Jackson | 58

Chief Legal Officer and Corporate Secretary

Ms. Jackson joined us as General Counsel and Vice President of Administration in October 2000 and we appointed her as our Corporate Secretary in May 2003. Ms. Jackson is responsible for our legal, environmental, social and governance functions, compliance, risk management, real estate, government affairs and equity compensation.

Ms. Jackson serves on the Board of Tractor Supply Company (TCSO: Nasdaq), the largest retailer of rural lifestyle products in the United States and is the Chair of its Corporate Governance Committee.

Prior to joining AMN, from 1995 to September 2000, Ms. Jackson worked for The Mills Corporation serving as Vice President and Senior Counsel from 1998 to 2000.

Ms. Jackson holds a Juris Doctorate degree from the University of Arizona, a Master of Public Health from The George Washington University and a Bachelor of Science in Liberal Studies from the University of Arizona. Ms. Jackson is licensed as an attorney in California, the District of Columbia, Arizona, and New York.

Executive Compensation

Advisory Vote on Executive Compensation

 The board unanimously recommends a vote **"FOR"** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Section 14A of the Exchange Act, as amended by the Dodd-Frank Act, enables our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. As previously disclosed, the Board has determined that it will hold an advisory vote on executive compensation on an annual basis, and the next shareholder advisory vote will occur at our 2023 Annual Meeting of Shareholders.

Our Board believes that AMN Healthcare's long-term success as the leading total talent healthcare solutions company depends in large part on the attraction and retention of our named executive officers and the alignment of their compensation with the overall performance of the Company. Our compensation programs are designed to attract, retain, and properly incentivize executives and focus on the creation of shareholder value. Under our executive compensation programs that are focused on aligning pay with performance, we reward our named executive officers for the Company's short- and long-term performance, including the achievement of specific pre-established performance metrics tied to annual and long-term operational, financial and strategic goals. The compensation packages for our named executive officers are substantially tied to our strategic objectives, financial plan, and total shareholder return and align with the interests of our stakeholders and our commitment to values and purpose. In setting target levels of compensation and long-term incentive opportunities, the Compensation Committee closely monitors evolving best practices as well as the compensation programs and pay levels of executives at peer companies to ensure that our compensation programs fall within the relevant market practices.

The Compensation Discussion and Analysis that follows details our compensation philosophy and the implementation of that philosophy against goals, including how we set compensation targets and objectives and evaluate each named executive officer against those targets and objectives to ensure performance is appropriately rewarded.

We ask that you support the compensation of our named executive officers as disclosed in our Compensation Discussion and Analysis and the accompanying tables contained in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, Summary Compensation Table and the other related tables and narrative disclosure."

Our Board and our Compensation Committee value the opinions of our shareholders and will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs and policies. Because your vote is advisory, it will not bind us, the Compensation Committee, or our Board.

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

2022 PAY AND PERFORMANCE

In 2022, the Company delivered strong financial and operational performance, including record high revenue of $5.24 billion and adjusted EBITDA of $847 million, a 32% and 33% increase over 2021, respectively. We are proud of how the entire AMN team supported our clients and clinicians amidst severe workforce shortages positively impacting our communities. The Compensation Committee believes the strength and diversity of experience across our leadership team, their continued focus on our strategic priorities, and our partnership with healthcare organizations to provide our full suite of total talent solutions to optimize their workforce were key to the Company's outstanding performance in 2022 and demonstrates our ability to continue to execute on our long-term growth strategy.

As part of our long-term strategy to create sustainable value for shareholders, AMN Healthcare acquired Connetics Communications in May 2022, which specializes in the direct hire recruitment and permanent placement of international nurse and allied health professionals with healthcare facilities in the United States. The addition of Connetics expanded our international nurse business, adding permanent placement to our nurse and allied solutions and will help us bring more qualified and experienced healthcare professionals to the U.S. and further assist our clients in filling their staffing needs as the critical labor shortage continues. In 2022, we continued to make significant progress on our investments in digital capabilities to enhance our client and clinician experience. Our clinician mobile application, AMN Passport, was downloaded by 97% of our nurse and allied clinicians on assignment and received industry-leading user satisfaction scores.

This year's Compensation Discussion and Analysis highlights decisions made by the Compensation Committee in the context of AMN's exceptional 2022 financial and operational performance. The Compensation Committee has primary oversight over the design and execution of the Company's executive compensation program that is structured on a pay-for-performance model that leverages short-and long-term incentives to drive multiple dimensions of performance and aligns the interests of our executives with those of our shareholders and other stakeholders. More specifically, we have designed a total rewards program consisting of base salary, annual cash bonuses, and long-term equity incentive awards.

By aligning pay with performance, we motivate and reward our executives for increases in long-term shareholder value. We grant performance restricted stock units based on total shareholder return and Adjusted EBITDA performance over a three-year period. For our 2020 awards, whose performance period ended on December 31, 2022, our absolute TSR of 95% placed us in the 89th percentile versus the Russell 2000 and our adjusted EBITDA performance exceeded target by more than 120%, resulting in the maximum payout of both awards. We also grant restricted stock units, the inherent value of which, is directly tied to the value of the Company's stock performance.

We designed our 2022 Senior Management Incentive Bonus Plan, which we refer to as the Bonus Plan, to ensure that 70% of each executive's annual cash bonus target is based on annual revenue and pre-bonus adjusted EBITDA goals, which serve as two key financial metrics for the Company. The Compensation Committee believes that the combination of these longer-term equity and annual cash incentive vehicles are effective to motivate and reward our executives, which is why they make up a substantial majority of their total compensation packages. As a result of this compensation structure that is focused on aligning our pay with performance and our leadership's strong contributions and results in 2022, the Company's named executive officers earned the maximum amount possible under each of our performance incentive programs for the 2022 performance period, which we cap at either 175% or 200% of target.

In May 2022, in recognition of the competitive labor environment and to promote stability and continued growth during our CEO transition, we established a cash bonus program (the "**2022 Performance and Retention Plan**") for our named executive officers (other than Ms. Grace and Ms. Salka) and other key executives based on achieving 121% to 140% of our pre-bonus adjusted EBITDA target. These awards pay out at a range of 0% to 100% based on the performance, and the executive remaining employed by the Company on May 1, 2023. As a result of the Company's exceptional performance, the 2022 Performance and Retention Plan is expected to result in the maximum payout, provided that the executive is employed by the Company on May 1, 2023.

The Compensation Committee believes that the Company's compensation structure properly aligns pay with performance and appropriately incentivizes executives without excessive risk. The Compensation Committee is comfortable that the outcomes under the Company's incentive compensation plans align with the Company's record financial performance, and the Company's named executive officers continue to take the necessary actions today to achieve our long-term strategic plan and continue to deliver sustainable value to our shareholders.

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[1] For information on pre-bonus adjusted EBITDA and adjusted EBITDA, which means adjusted earnings before interest, taxes, depreciation and amortization, and a reconciliation of it from our 2022 net income, please see Exhibit A to this proxy statement (page 113).

Performance Goals for 2023

Looking to 2023, the Compensation Committee established financial goals for performance-based compensation over a three-year period (2023 through 2025). We set Bonus Plan targets based on our annual operating plan and intend that the achievement of our annual targets will contribute to the successful execution of our long-term strategy.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that follows with Management and has recommended to the Board that it be included in this proxy statement.

Compensation Committee Members

Martha H. Marsh, Chair
R. Jeffrey Harris
Daphne E. Jones
Sylvia Trent-Adams

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, which we refer to as the CD&A, provides a detailed description of the compensation objectives, philosophy, design, practices, and programs for our named executive officers, and we listed those who served in this capacity during the 2022 fiscal year below. The Compensation Committee takes great care in exercising its oversight of the design of our comprehensive compensation program to attract, retain, and provide incentives for talent to lead our organization in a manner consistent with our core values and aligns with stakeholder interests and the achievement of our short- and long-term strategic goals.

More specifically, this CD&A provides details related to each of the following aspects of the total rewards program for our named executive officers: (1) the objectives and philosophy, (2) the processes and criteria in place for proper oversight, (3) the design and components of our named executive officers' total rewards program, and (4) how each component supports the Company's business strategy.

				
Cary Grace[1]	**Susan R. Salka**[2]	**Jeffrey R. Knudson**	**Mark C. Hagan**	**Denise L. Jackson**
President and Chief Executive Officer	Former President and Chief Executive Officer	Chief Financial Officer and Treasurer	Chief Information and Digital Officer	Chief Legal Officer and Corporate Secretary

[1] Ms. Grace joined the Company as President and Chief Executive officer on November 28, 2022.

[2] Ms. Salka resigned from the Company effective November 27, 2022.

AMN Healthcare — EMPOWERING THE FUTURE OF CARE

Executive Summary

Our Executive Compensation Program Philosophy and Objectives

Our executive compensation philosophy is that compensation realized by executives should (i) align with shareholders' interests, (ii) reflect the individual skills and contributions of the executive in achieving the strategic, financial, and operational goals of the Company and (iii) reflect the leadership they demonstrate in promoting our values-based culture and commitment to corporate social responsibility.

OUR EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

OUR COMPENSATION PROGRAM OBJECTIVES

- Pay-for-performance, with variable pay constituting a significant portion of total compensation
- Focus on propelling growth and the attainment of our long-term financial and strategic objectives
- Provide equal pay based on performance
- Build a strong talent base to reinforce our succession planning objectives
- Create commonality of interest between our executives and shareholders by tying realized compensation directly to changes in shareholder value

- Reward our executives for long-term improvement in shareholder value
- Attract, retain, and motivate highly skilled and innovative executives who embrace and promote AMN's values-based culture that fosters innovation, diversity, and inclusion
- Provide compensation that is competitive with compensation paid by other similarly sized companies, including those in our executive compensation peer group
- Align compensation with established corporate governance practices and avoid excessive risk

With these principles in mind, we have designed and continually evaluate and modify, as necessary, our executive compensation program to support our strategic objectives of achieving above-market growth in revenue and profitability by (1) being the leader and innovator in healthcare total talent management solutions and services, (2) growing our overall revenue mix from strategic talent solutions and technology and (3) delivering a superior customer experience through operational excellence and agility.

To support AMN's objectives, the Compensation Committee has designed a total rewards program for our named executive officers, including the following primary features that constitute the majority of our named executive officer's total compensation: (1) base salary; (2) annual bonuses; and (3) long-term incentive awards.

Executive Compensation Practices

WHAT WE DO

✓ **Executive Compensation Philosophy** that reflects our commitment to long-term shareholder value, equal pay, corporate social responsibility and a culture of compliance and ethics.

✓ **Align Pay with Performance.** Design an executive compensation program that is focused on performance with variable pay comprising the majority of each executive's compensation.

✓ **Reward for Increases in Shareholder Value.** We grant performance restricted stock units, which we refer to as PRSUs, based on absolute and relative total shareholder return over a three-year performance period to reward named executive officers for above-market stock performance (relative to the Russell 2000 Index).

✓ **Focus on Our Long-term Goals.** We utilize PRSUs based on the Company's achievement of certain adjusted EBITDA targets with a three-year vesting period and RSUs, the inherent value of which, is directly tied to the value of the Company's stock performance.

✓ **Strong Ownership Requirements.** We have stock ownership guidelines requiring our directors and executive officers to hold significant multiples of their annual retainer or base salary.

✓ **Cap Incentive Awards.** We cap payouts for both our cash and equity incentive awards.

✓ **Incentives to Achieve Objective Key Financial Metrics.** 70% of our annual cash bonus incentive plan is based on revenue and pre-bonus adjusted EBITDA targets, two key financial metrics for the Company.

✓ **Competitive Peer Benchmarking.** We review our executive compensation peer group on an annual basis to ensure that our compensation program is properly aligned with companies of similar size within the healthcare and recruitment and staffing industries.

✓ **Independent Compensation Consultant.** Our Compensation Committee utilizes the services of an independent and reputable compensation consultant, Frederic W. Cook, to provide pay recommendations.

✓ **"Double-trigger" Change in Control Provisions.** Our equity award arrangements include "double-trigger" mechanics.

✓ **Recoupment Policy:** Our Clawback policy authorizes the Board to recoup all or any portion of the bonus and equity or cash incentive compensation from all current or former executive officers in the event of a material restatement of the Company's financial results due to misconduct.

WHAT WE DON'T DO

✗ **No Pledging or Hedging of Company Securities Permitted**

✗ **No Tax Gross-ups**

✗ **No Single-Trigger Change in Control Agreements**

✗ **No Excessive Perquisites**

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

2022 Performance Highlights

A long-standing principle of our executive compensation program is linking pay to performance. Accordingly, when making compensation decisions, we analyze our financial, operational, and stock performance and execution on strategic initiatives. The Company delivered revenue, profitability and share growth in 2022[1] and continued to make significant progress on our short- and long-term objectives and overall business strategy. We describe some of our 2022 highlights below.

Record consolidated **REVENUE** of **$5.24 Billion** increased from **$3.98** billion in 2021	Increased Reported **ADJUSTED EBITDA**[2] by **33%** from **$635** million in 2021 to **$847** million
Increased Reported **ADJUSTED EPS**[2] by **48%** from **$8.03** in 2021 to **$11.90** in 2022	Deployed **$577** million in **SHARE REPURCHASES** representing 13% of weighted average shares outstanding in 2022[3]

[1] For more detail regarding our financial results, please see our 2022 annual report on Form 10-K filed by us with the SEC on February 22, 2023 and provided to you concurrently with this proxy statement. We provide the summary financial information in this proxy statement solely to help you in your evaluation and review of our CD&A. It should not be used as a substitute for a review of the detailed financial information in our 2022 annual report on Form 10-K.

[2] More information on our adjusted diluted EPS and adjusted EBITDA, which refers to our adjusted earnings before interest, taxes, depreciation and amortization, and a reconciliation of our 2022 GAAP diluted net income per share to adjusted diluted EPS and 2022 net income to adjusted EBITDA, can be found at Exhibit A to this proxy statement (page 113).

[3] For the year ended December 31, 2022.

DEEPENED PARTNERSHIPS TO ADDRESS SUSTAINED WORKFORCE CHALLENGES

As we began a new phase of challenges and change within healthcare, the Company remained focused on our commitment to our team members, healthcare professionals, clients, and their patients. We supported our clients amidst extreme staffing shortages and growing demand for patient care by collaborating, innovating, and evolving our existing solutions and creating new ones. We supported the full spectrum of our client's staffing needs and partnered to use an array of our total talent services and technology to enhance workforce sustainability and improve patient outcomes. In 2022, the number of clients that utilized 10 or more of our workforce solutions increased 10% and more than 60% of our consolidated revenue was generated from managed services programs. Additionally, as part of our growth strategy to add value to our clients and increase the supply of healthcare workforce, we acquired Connetics Communications in May 2022, an international nurse and allied recruitment company that specializes in nursing and allied professional direct hire recruitment and placements. Throughout 2022, the Company deployed more than 60,000 healthcare professionals each quarter and increased our corporate workforce by 10%. Guided by our core purpose of helping to achieve personal and professional goals, we increased our investment in our healthcare professionals' and team members' wellness, resiliency, mental health, and professional development. We believe that the deeper relationships with our clients, healthcare professionals and team members created through these efforts was central to delivering record performance in 2022 and sets us up for success in executing on our long-term strategy.

ADVANCING THE OVERALL HEALTH OF OUR WORKFORCE, WORKPLACE AND MARKETPLACE

AMN's Purpose is helping people achieve their professional and personal goals. We believe our commitment to advancing the overall health and wellbeing of our workforce, workplace and marketplace is vital to our ability to be the employer and strategic partner of choice in healthcare total talent solutions.

To advance our purpose and achieve our business strategy, we believe that we must foster a healthy and diverse workforce that will advance equity and inclusion in our workplaces and society. One way in which we measure this is the representation of our workforce and its reflections of the communities that we serve. As of January 2023, 69% of our team members are women, and 45% of our team members and 35% of our leaders are from other historically underrepresented communities. To ensure our ability to continue to attract and develop diverse talent, we also enhanced our human capital infrastructure to support pay equity, leadership development and professional connections. For the sixth consecutive year, we were named to the Bloomberg Gender Equality Index and received a top ranking in the Human Rights Campaign Foundation's Corporate Equality Index. Our Board was recognized with the 2022 National Association of Corporate Directors Diversity, Equity & Inclusion Award. Our executive leaders continued to serve in important and influential roles within our industry and our communities. We believe our commitment to advancing the overall health and wellbeing of or workforce, workplace and marketplace is vital to our ability to be the employer and strategic partner of choice in healthcare total talent solutions.

EXECUTION ON TECHNOLOGY AND DIGITAL STRATEGIC INITIATIVES

Throughout 2022, we maintained a sharp focus on our investments in technology and digital capabilities to enhance our client, candidate, and team member experience and to prepare for the future of healthcare delivery. We continued to execute on our digital business optimization strategy through our digital staffing platform, AMN Passport, enabling on-line and mobile touchpoints, self-service capabilities, and automated processes, resulting in high utilization and user satisfaction by healthcare professionals on assignment. We also improved ease of use, increased automation and enabled capabilities across our suite of workforce technologies. We believe our investments in technology systems and digital capabilities will continue to drive innovation and position us to serve growing health systems and diverse care settings while reducing costs and complexities for our clients and more effectively engage our healthcare professionals on their entire career journey.

2022 COMPENSATION ELEMENTS

The following charts compare our year-over-year performance on key financial metrics that we utilized in making compensation decisions for our named executive officers for 2022.



CONSOLIDATED REVENUE (MM)

32% Revenue Growth



CONSOLIDATED ADJUSTED EBITDA (MM)

33% Adjusted EBITDA Growth

The Compensation Committee placed considerable emphasis on our financial and operational performance over the past 12 months as well as our 2022 total shareholder return when determining our named executive officers' 2022 cash bonus and equity awards. When determining Ms. Salka's 2022 cash bonus, we placed considerable emphasis on the months in 2022 prior to Ms. Salka's Transition Agreement, as well as her agreement to remain Chief Executive Officer until a new Chief Executive Officer was named. Because certain compensation information included in this proxy statement spans the last three fiscal years, we have set forth below our cumulative total shareholder return and compound annual growth rate for the one-, two- and three-year periods ended December 31, 2022.

Period	Cumulative Total Shareholder Return[3] (%)	Compound Annual Growth Rate (%)	Common Stock Price at Beginning of Period ($)
One-Year Period Ended December 31, 2022	4	N/A	120.80
Two-Year Period Ended December 31, 2022	76	23	68.92
Three-Year Period Ended December 31, 2022	94	18	62.11

(3) The price of our common stock on December 31, 2022 (the last trading day of the year) was $102.82. The cumulative total shareholder return illustrated in this column is based upon the provisions of the Company's TSR performance equity awards agreements, which measure the percentage increase in the 90-day average closing price of our common stock on the trading day at the end of the relevant investment period from the 90-day average closing price of our common stock on the last trading day of the year preceding the beginning of the applicable period. We did not pay any dividends during the periods set forth in this table.

The illustrations below provide an overview of the principal components of our executive compensation program aimed at driving long-term shareholder value and rewarding strong financial and operational performance. Numerous factors played a role in our 2022 compensation decisions with the overarching goal of closely linking pay to performance. In 2022, given the Company's exceptional financial performance and long-term stock performance, performance-based cash incentives paid for 2022 performance and equity compensation granted in 2022 comprised 83% of Ms. Salka's total compensation, and 76% - 80% of the total compensation for each of our other named executive officers resulting in an average of 77% of total compensation for our other named executive officers at risk (other than with respect to Ms. Grace's partial year of service), as set forth in the Summary Compensation Table on page 85 below.

MS. GRACE'S COMPENSATION AT RISK


2%
Salary
6%
Non-Incentive Bonus
91%
Equity/Long-Term Incentive
1%
Other
91% of Total Compensation At Risk

MS. SALKA'S COMPENSATION AT RISK


12%
Salary
31%
Bonus
52%
Equity/Long-Term Incentive
5%
Other
83% of Total Compensation At Risk

OTHER NEO COMPENSATION AT RISK[1]


18%
Salary
33%
Bonus
44%
Equity/Long-Term Incentive
5%
Other
77% of Total Compensation At Risk

Components[1]		Purpose	Key Features
Base Salary			
Ms. Salka's: 12%	**Other NEOs (Average):** 18%	Attract and retain talent	• Fixed base of cash compensation • Reviewed and approved annually • Benchmarked annually to the median and 75th percentile of our peer group and other companies of similar revenue and market capitalization
Annual Cash Incentive Bonus			

Ms. Salka's: 31%	**Other NEOs (Average):** 33%	Drive achievement of annual strategic and financial objectives	• 70% of target values are directly tied to measurable financial measures (known as the "Financial" component)
			  • Consolidated revenue (30%)
			  • Consolidated adjusted EBITDA (40%)
			• 30% of target values are directly tied to non-financial factors (known as the "Leadership" component)
			• One-year performance period, aligned with our strategic priorities
			• Payout Range: 0-200% of target

Long-Term Incentive			

Ms. Salka's: 52%	**Other NEOs (Average):** 44%	Align with shareholders' interests and drive achievement of our long-term strategic objectives	• Equity mix of:
			  • Time-vested restricted stock units (35%)
			  • Performance-based restricted stock units based on total shareholder return (30%)
			    • Payout Range: 0-175% of target
			  • Performance-based restricted stock units based on adjusted EBITDA performance (35%)
			    • Payout Range: 0-200% of target
			• Three-year performance/vesting period
			• Actual payout dependent upon long-term financial and stock performance and retention

[1] Ms. Grace joined the Company as President and CEO on November 28, 2022 and was not eligible to participate in the Bonus Plan for 2022 and did not receive the mix of long-term incentive awards reflected in this chart. The components of Ms. Grace's 2022 compensation are included below in the section "Named Executive Officer Compensation in 2022." Other NEOs reflected in this chart include Mr. Hagan, Mr. Knudson, and Ms. Jackson.

As the Compensation Committee has consistently done, it based its 2022 compensation decisions on the Company's 2022 financial goals and other actions influencing executive compensation based on the expectation that (1) we would achieve targeted revenue and adjusted EBITDA performance on a consolidated basis, and (2) our named executive officers would lead their teams to successfully execute our business strategy in a manner that reflected our core values. Below is a breakdown of our current named executive officers' actual compensation for 2022, as set forth in the Summary Compensation Table on page 85 below.

Named Executive Officer Compensation In 2022

Cary Grace



$23,855
$200,000
$81,538
$2,999,903

- Salary
- Long-Term Incentive Awards
- Sign-On Bonus
- All Other Compensation

TOTAL: $3,305,296

Susan R. Salka



$394,379
$977,308
$2,650,000
$4,447,137

- Salary
- Long-Term Incentive Awards
- Non-Equity Incentive Plan Compensation
- All Other Compensation

TOTAL: $8,468,824

Jeffrey R. Knudson



$60,048
$600,000
$1,080,000
$1,515,805

- Salary
- Long-Term Incentive Awards
- Non-Equity Incentive Plan Compensation
- All Other Compensation

TOTAL: $3,255,853

Mark C. Hagan



$171,705
$524,423
$946,000
$1,263,328

- Salary
- Long-Term Incentive Awards
- Non-Equity Incentive Plan Compensation
- All Other Compensation

TOTAL: $2,905,456

Denise L. Jackson



$151,875
$459,231
$828,000
$1,111,639

- Salary
- Long-Term Incentive Awards
- Non-Equity Incentive Plan Compensation
- All Other Compensation

TOTAL: $2,550,745

Response To 2022 Say-On-Pay Vote

At our 2022 Annual Meeting of Shareholders held on May 6, 2022, we received approximately 90% support (based on shares voting) on our advisory "say-on-pay" proposal regarding the compensation of our named executive officers. Our compensation program has remained consistent with that set forth in our 2022 proxy statement, and we believe the following four themes remain most important to our shareholders: (1) compensation should correlate to company performance, (2) performance compensation should constitute a majority of compensation (3) long-term performance awards to ensure sustainable value for shareholders should be an integral part of compensation and (4) compensation should be designed to motivate, reward and retain executives.

The Compensation Committee believes that our executive compensation program in 2022 satisfied each of the four themes identified above. In 2022, the Compensation Committee took the following actions:

1. Issued PRSUs tied to total shareholder return and adjusted EBITDA performance over a three-year period,
2. Established performance goals consolidated revenue and adjusted EBITDA performance in line with our annual financial operating plan for the named executive officers to receive their target bonuses,
3. Adjusted base salaries, cash incentive annual bonus opportunity and long-term equity incentive grant values aligned with market and peer group to reward strong performance and to retain our talent, and
4. Established the 2022 Performance and Retention Bonus to be paid to certain key executives who remain employed with the Company on May 1, 2023, based on adjusted EBITDA performance exceeding 121% - 140% of previously established targets.

Principal Components of our Compensation Program

In line with our core value of continuous improvement, we (1) listen to our shareholders, (2) review the latest trends in executive compensation practices, (3) evaluate whether shareholders or proxy advisory services view certain pay practices with disfavor and (4) review our pay practices to ensure that we have designed and implemented compensation programs that we believe will create value for our shareholders that attract, incentivize, and retain executives.

PRINCIPAL COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

- Base salary,
- Short-term or annual performance awards in the form of cash bonuses, and
- Long-term incentive awards in the form of restricted stock units and performance restricted stock units.

We also provide:

- benefits generally available to other employees, including a non-qualified deferred compensation plan,
- severance agreements, and
- reimbursement for each named executive officer up to $25,000 for certain financial, estate planning and personal health and wellness expenses.

Base Salary

Base salary serves as the first principal component of our executive compensation program. In setting base salaries, the Compensation Committee considers several factors.

FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE IN SETTING BASE SALARIES

- The market salary for similarly situated executives within our peer group and other companies of similar revenue size and market capitalization,
- Our operational and financial performance,
- Individual performance, skills, knowledge, tenure, experience, and responsibilities, and
- The recommendations of our CEO for our other named executive officers.

We manage salary changes to fall within our annual budget. We evaluate our operational and financial performance against our annual strategic objectives and our annual operating plan. We evaluate our stock performance against our executive compensation peer group and the Russell 2000 Index. Our CEO recommendations are particularly helpful for the Compensation Committee to evaluate the other executive officers' performance, knowledge, skills, experience and responsibilities.

Annual Cash Performance Bonus

Annual cash performance bonus opportunities serve as the second principal component of our executive compensation program and are designed to incentivize and reward performance. The Company's Bonus Plan is the mechanism by which the Compensation Committee provides cash bonus opportunities as a strong incentive for our executive officers to achieve annual financial targets that support our strategic objectives. Although certain details of the Bonus Plan may change from year to year, its principal elements remain consistent and include specific consolidated revenue and consolidated adjusted EBITDA financial goals tied to our annual operating plan. We refer to these financial metrics of the Bonus Plan as the Financial Component. The Compensation Committee sets threshold, "target" (i.e., 100% payout) and maximum amounts for bonuses and a weight for each metric that corresponds to the level of achievement required to trigger a threshold, target, or maximum bonus for the named executive officer under such metric.

The threshold level for each metric typically starts at a minimum performance level (i.e., 90% of targeted consolidated adjusted EBITDA). The maximum bonus typically requires a performance level of 110% to 120% of the target amount for each metric. We have typically used incremental hurdles (usually 1% increments for adjusted EBITDA and one-half percent increments for revenue) of performance between the threshold level and the maximum level that increase the amount of bonus that can be earned on a straight-line basis depending on the hurdle ultimately achieved. The leadership component of the bonuses, which we refer to as the Leadership Component in this CD&A, has been based on non-financial factors, such as performance relative to direct competition, leadership, achievement of strategic objectives, including Company's diversity and ESG-related objectives and effective leadership in line with our core values.

In addition, in 2022 we established the 2022 Performance and Retention Plan to provide incentive compensation in the form of an additional cash bonus to our named executive officers (other than Ms. Grace and Ms. Salka) and other key employees that is directly related to 2022 consolidated adjusted EBITDA for performance beyond 121% of our annual operating plan. The 2022 Performance and Retention Plan has a payout range of 0% and 100%, upon the Company's achievement of a minimum performance level of 121% of target consolidated adjusted EBITDA (with a cap at a maximum level of 140% of the target), provided that to receive the bonus the executive must remain employed by the Company on May 1, 2023.

In setting each named executive officer's target bonus, the Compensation Committee evaluates benchmarking data for comparable positions generally and within our executive compensation peer group, the recommendations of our CEO (except with respect to her target bonus), individual performance, knowledge, experience and responsibilities.

PRINCIPLES GOVERNING THE DESIGN OF CASH INCENTIVE BONUSES

- The metrics must be tied to key indicators of our success and our annual objectives,
- The performance goals must be reasonably achievable and viewed as fair, while at the same time encouraging stretch performance,
- The metrics must be simple to understand and can be influenced by the executive,

- The portion of an individual's target annual cash compensation attributable to target annual bonus should increase with successively higher levels of responsibility, and
- Payouts should reflect our performance as well as the performance of the executive, including performance relative to the Company's diversity, equality, equity, and inclusion objectives and furtherance of its culture of ethics.

The Compensation Committee may amend the Bonus Plan at any time and may also amend any outstanding award granted under the Bonus Plan.

Long-Term Incentives

Long-term incentives in the form of equity awards are the third principal component of our executive compensation program and serve to align the interests of our named executive officers with our shareholders. Under the Company's 2017 Equity Plan, which we refer to in this CD&A as the Equity Plan, we grant equity awards with various vesting parameters, typically three years in length, to named executive officers and key employees to incentivize the achievement of our long-term strategic objectives. We also use them as an employee retention tool. We utilize PRSUs as part of our long-term incentive structure to strengthen the performance-based component of the long-term incentive component. In 2022, we utilized PRSUs that pay out based on (i) the Company's total shareholder return over three years and (ii) adjusted EBITDA Performance PRSUs that vest and pay out at the end of three years that accrue value on a one year and then two-year performance period based on the Company's achievement of a target at the end of the first year and then a certain year-over-year compounding adjusted EBITDA performance target in the remaining two years. We refer to these awards as our TSR PRSUs and Adjusted EBITDA Performance PRSUs, respectively.

PRINCIPLES GOVERNING THE DESIGN OF LONG-TERM INCENTIVES

- Performance periods should cover multiple years to create balance between short- and long-term objectives,
- Long-term incentives should function to (a) align executive and shareholder interests, (b) enhance focus on improvements in operating performance and the creation of shareholder value and (c) drive achievement of our long-term strategic objectives, and
- Awards should support retention.

- Aggregate annual share usage should be carefully managed to avoid excessive levels of shareholder value transfer, and
- The aggregate cost of long-term incentives should be reasonable compared to members of our peer group, and the cost implications should be supported by our annual operating plan.

Our Compensation Determination Process

Roles and Responsibilities

Responsible Party	Primary Roles and Responsibilities Relating to Compensation Decisions
Compensation Committee *(Comprised solely of independent directors)*	The primary responsibilities of the Compensation Committee include oversight of our executive compensation programs. Specifically, they include: • Review the design of, and risks associated with, the Company's compensation policies and practices, including our Equity Plan and Bonus Plan; • Approve annual performance goals and objectives for our Chief Executive Officer; • Determine the annual compensation of our Chief Executive Officer, including the performance metrics and goals for performance-based long-term and short-term incentive compensation; • Conduct an annual evaluation of our Chief Executive Officer's performance and review such evaluation with the independent members of the Board; • Approve the annual compensation of our other named executive officers and executives that directly report to our CEO (we refer to this group of executives, including the Chief Executive Officer, as the CEO Committee), including performance metrics and goals for performance-based long-term and short-term incentive compensation; • Hire the Company's independent compensation consultant; and • Approve the composition of our executive compensation peer group.
Independent Members of the Board	• Participate in and consider the Compensation Committee's annual evaluation of our Chief Executive Officer's performance; and • Consider the Committee's actions regarding the compensation of our Chief Executive Officer and, if deemed appropriate or necessary, ratify such actions.
Independent Compensation Consultant *(Frederic W. Cook & Co., Inc.)*	• Provide the Compensation Committee with advice regarding the design of all elements of the Company's executive compensation program; • Review and provide an assessment of the material risks associated with the Equity Plan and Bonus Plan; • Provide advice to the Compensation Committee regarding the composition of the compensation peer groups; • Provide expert knowledge of marketplace trends and best practices relating to executive compensation and competitive pay levels; • Provide advice and recommendations regarding the compensation of the Company's named executive officers; and • Regularly attend and actively participate in meetings of the Compensation Committee, including executive sessions.
Chief Executive Officer	• Recommend annual non-financial performance goals and objectives for the CEO Committee (other than herself); • Conduct an annual performance evaluation for each member of the CEO Committee (other than herself) and discuss the results with the Committee; and • Make recommendations to the Compensation Committee with respect to the compensation of the members of the CEO Committee (other than herself) based on the final assessment of their performance.

The Compensation Committee generally conducts its salary and bonus structure review for a particular year in the last quarter of the previous year or early in the subject year. At that time, the Compensation Committee evaluates compensation by, among other things, reviewing (1) peer benchmarking information, (2) the individual's performance, duties, and experience, (3) analysis and advice from its compensation consultant, (4) our financial and operational performance, and (5) the recommendations of our CEO (who does not provide a recommendation for herself).

With respect to our Bonus Plan, the Compensation Committee determines the performance metrics for the award each year. In December, the Board approves our annual operating plan and financial targets for the upcoming year. Once our annual operating plan is approved, the Compensation Committee sets the range of financial performance targets for our named executive officers under the Bonus Plan in early January of each year. These financial targets set by the Compensation Committee correspond to our annual operating plan financial targets approved by the Board.

The Compensation Committee also grants annual equity awards under our Equity Plan. In addition to annual grants, the Compensation Committee utilizes the Equity Plan to grant equity awards to key employees upon their initial employment, promotion, or as special retention awards. In the Compensation Committee's discretion, it may authorize our CEO to grant equity awards to employees that do not serve on the CEO Committee within certain individual and aggregate thresholds that the Compensation Committee approved. The Compensation Committee regularly reviews any awards granted by our CEO.

Peer Group

On an annual basis, the Compensation Committee reviews potential peer companies to help assess the competitiveness of compensation and practices for our executives and approves an appropriate executive compensation peer group. Accordingly, to understand our position within the marketplace and make compensation decisions that will help attract and retain a strong management team, the Compensation Committee reviews (1) compensation information for companies comparable in size and industry, (2) our financial performance against our internal financial targets, our designated peer group, and the Russell 2000, and (3) internal compensation comparability among senior executives.

The Compensation Committee believes an important factor to consider in ensuring that our compensation program remains competitive, is the proper identification and selection of the executive compensation peer group, as we may compete for executive talent with such peer companies. The Compensation Committee selects peers from the healthcare, commercial and professional services industries, and targets companies operating in the healthcare and employment services, healthcare technology and diversified support services sectors. Our 2022 executive compensation peer group, as determined by our Compensation Committee, was as follows:

Our 2022 Executive Compensation Peer Group

- Veradigm Inc.[1]
- Amedisys, Inc.
- Cross Country Healthcare, Inc.
- Healthcare Services Group, Inc.
- TriNet Group, Inc.

- Insperity, Inc.
- Kforce, Inc.
- Korn/Ferry International
- LHC Group, Inc.
- Pediatrix Medical Group, Inc.[2]

- ASGN Incorporated
- Premier, Inc.
- Robert Half International Inc.
- TrueBlue, Inc.
- R1 RCM, Inc.

[1] Effective January 1, 2023, Allscripts Healthcare Solutions, Inc. changed its name to Veradigm, Inc.

[2] Effective July 1, 2022, MEDNAX, Inc. changed its name to Pediatrix Medical Group, Inc.

Each July the Compensation Committee evaluates our executive compensation peer group for the upcoming year primarily using industry, revenue and market capitalization of companies. When evaluating our 2022 executive compensation peer group, the Compensation Committee reviewed (1) our 2022 executive compensation peer group, (2) the peers that Institutional Shareholder Services lists for us that were not in our 2022 executive compensation peer group, (3) peers that Glass Lewis lists for us that were not in our 2022 executive compensation peer group, (4) companies that were not in our 2022 executive compensation peer group that disclosed us in their proxy statement as part of their peer group, and (5) companies within our GICS code that met Institutional Shareholder Services' recommended revenue and market capitalization band criteria.

Our 2022 executive compensation peer group of 15 companies ranged from approximately $1.3 billion to $7.2 billion in revenues for the year ended December 31, 2022, and from approximately $641 million to $8 billion market capitalization as of December 31, 2022. For purposes of comparison, our consolidated revenue for the year ending December 31, 2022 was approximately $5.24 billion while our market capitalization was $4.5 billion as of December 31, 2022, placing us third in our 2022 executive compensation peer group for revenue and fourth for market capitalization. This does not include Veradigm Inc., who reported on February 28, 2023 that internal control failures resulting in a mis-statement to the reported revenue over the prior six quarters had occurred and filed a Form 12b-25, extending the due date of the Company's Form 10-K. For the same reason, Veradigm Inc. is not included in the revenue chart directly below.

TRAILING TWELVE MONTHS REVENUE ($MM) AS OF DECEMBER 31, 2022


Premier, Inc.
MEDNAX, Inc.
Healthcare Services Group, Inc.
Kforce, Inc.
R1 RCM, Inc.
Amedisys, Inc.
TrueBlue, Inc.
LHC Group, Inc.
Cross Country Healthcare, Inc.
Korn/Ferry International(1)
ASGN Incorporated
TriNet Group, Inc.
Insperity, Inc.
Robert Half International Inc.
$1,503
$6,461
$5.24
AMN Healthcare

(1) Revenue is reflected as of December 31, 2022 with the exception of Korn Ferry, which is based on the trailing twelve months ending January 31, 2023.

MARKET CAPITALIZATION ($MM) AS OF DECEMBER 31, 2022


TrueBlue, Inc.
Healthcare Services Group, Inc.
Cross Country Healthcare, Inc.
Kforce, Inc.
Pediatrix Medical Group, Inc.(1)
Veradigm Inc.(2)
Korn/Ferry International
Amedisys, Inc.
ASGN Incorporated
Premier, Inc.
TriNet Group, Inc.
Insperity, Inc.
R1 RCM, Inc.
LHC Group, Inc.
Robert Half International Inc.
$641
$8,010
$4.5
AMN Healthcare

(1) Effective July 1, 2022, Mednax, Inc. changed its corporate name to Pediatrix Medical Group, Inc.

(2) Effective January 1, 2023, Allscripts Healthcare Solutions, Inc. changed its name to Veradigm, Inc.

Benchmarking

The principal components of our executive compensation program - (1) base salary, (2) annual cash performance bonuses, and (3) long-term equity incentive awards - reflect the implementation of our executive compensation philosophy. The Compensation Committee receives benchmarking information for each of these components at the median and 75th percentile utilizing a blend of companies, including those within our executive compensation peer group, that are similar in terms of business type, revenue, and market capitalization. The Compensation Committee considers benchmarking data as a reference point rather than determinative data. Compensation for specific individuals may vary upward or downward from the median for individual named executive officers based on, among other things, individual performance, tenure, experience, scope of responsibilities, internal parity considerations, the recommendations of our CEO (for compensation other than her own) and succession planning considerations.

Our 2022 Compensation Program and Results

Our named executive officers' 2022 direct compensation consisted of: (1) a base salary; (2) cash incentive bonus based on performance; (3) long-term equity incentives; (4) reimbursement for certain financial, estate planning and personal health and wellness expenses; and (5) certain other additional compensation, such as matching deferred compensation contributions. We discuss each component of our 2022 compensation program for our named executive officers in more detail below.

Base Salary

In late 2021, the Compensation Committee reviewed annual base salary levels for the named executive officers and, after careful consideration, approved increases effective January 1, 2022 ranging from zero to five percent from the previous year, as reflected in the table below. In making its determinations, the Compensation Committee considers, among other things, (1) the market salary for similarly situated executives within our executive compensation peer group and other companies of similar revenue size and market capitalization, (2) Company operational and financial performance, and (3) individual performance.

When benchmarking Ms. Salka's 2022 base salary, it was slightly above the median among other CEOs within our 2022 executive compensation peer group. The Compensation Committee believed this base salary was appropriate for Ms. Grace as well.

Named Executive Officer	2021 Salary ($)	2022 Salary ($)	Increase %
Cary Grace	—	1,060,000	—
Susan R. Salka[1]	1,030,000	1,060,000	3
Jeffrey R. Knudson	600,000	600,000	—
Mark C. Hagan	510,000	525,000	3
Denise L. Jackson	440,000	460,000	5

[1] Ms. Salka retired from the Company effective November 27, 2022.

Senior Management Incentive Bonus Plan

Target Bonus Levels

In December 2021, the Compensation Committee reviewed the 2022 target bonus levels for our named executive officers, which we express as a percentage of annual base salary. In furtherance of the Company's pay-for-performance philosophy, the Compensation Committee adjusted the existing bonus target for Mr. Hagan and Ms. Jackson in 2022 due to an increase in their base salary, but did not change the bonus target as a percentage of salary.

The table below shows 2022 target bonus information for each named executive officer both in dollar amount and as a percentage of salary together with, for comparative purposes, the same figures for 2021.

Named Executive Officer	2021 Bonus Target (% of Salary)	2022 Bonus Target (% of Salary)	2021 Bonus Target ($)	2022 Bonus Target ($)
Cary Grace[2]				
Susan R. Salka	120	125	1,236,000	1,325,000
Jeffrey R. Knudson[3]		90	—	540,000
Mark C. Hagan	90	90	459,000	472,500
Denise L. Jackson	90	90	396,000	414,000

[2] Ms. Grace joined the Company on November 28, 2022 but was not eligible to participate in the Bonus Plan in 2022.

[3] Mr. Knudson joined the Company on November 2, 2021 and assumed the role of Chief Financial Officer and Treasurer on November 8, 2021, but was not eligible to participate in the Bonus Plan in 2021.

The dollar amount of Ms. Salka's 2022 cash bonus target amount was generally aligned with the 50th percentile among CEOs within our 2022 executive compensation peer group based on the most recent proxy statements filed by our executive compensation peer group, which the Compensation Committee believed was appropriate.

Structure of our Senior Management Incentive Bonus Plan

In 2022, and consistent with previous years, the Financial Component comprised 70% of our named executive officers' total target bonuses and the Leadership Component comprised the remaining 30%.

For 2022, consistent with prior years' practice, the Compensation Committee tied the Financial Component of the Bonus Plan to the achievement of our 2022 annual operating plan revenue and pre-bonus adjusted EBITDA targets. We use pre-bonus adjusted EBITDA, which we refer to as Pre-Bonus AEBITDA[1], solely to determine bonuses. Pre-bonus AEBITDA excludes from Adjusted EBITDA the payment of bonuses, the impact of acquisitions that were not included in the Company's operating plan, and certain increases to the Company's legal expense accruals not contemplated by its 2022 annual operating plan. For information on the calculation of Pre-Bonus AEBITDA, and a reconciliation of our 2022 net income to adjusted EBITDA and Pre-bonus AEBITDA, please see Exhibit A to this proxy statement (page 113).

In 2022, the weighting of the performance metrics reflected below were consistent for each of our named executive officers:

Consolidated Revenue	Pre-Bonus AEBITDA	Leadership Component
30%	40%	30%

[1] Under no circumstances should Pre-Bonus adjusted EBITDA be used to substitute for any other financial metric and is used by us solely to determine bonus amounts.

Rationale for 2022 Senior Management Incentive Bonus Plan Performance Objectives

In 2022, the Compensation Committee continued to utilize the Financial and Leadership Components as the annual performance metrics under the Bonus Plan for a variety of reasons, which are described in more detail below.

- **Financial Component**
  - **Consolidated Revenue (30%):** The Compensation Committee believes revenue remains one of the most reliable measurements to evaluate the success of our growth strategy and operational performance. It also selected revenue because investors focus on revenue growth as a metric when evaluating our performance.

  - **Pre-Bonus AEBITDA (40%):** The Compensation Committee chose Pre-Bonus AEBITDA because adjusted EBITDA is widely accepted among management, the Board, shareholders, and financial analysts as a measurement of our profitability and performance. Revenue and adjusted EBITDA are routinely areas of focus during our earnings calls and meetings with investors. Furthermore, the Compensation Committee believes Pre-Bonus AEBITDA remains an objective measure of management's performance because it excludes items over which management has less control, such as amortization, interest expense and taxes.

  - The actual consolidated revenue and consolidated Pre-Bonus AEBITDA targets that the Compensation Committee established as the basis for paying "target" pay outs under the 2022 Financial Component for each named executive officer represented performance that the Compensation Committee believed was at or above anticipated performance of those in our market sector. The threshold for a named executive officer to receive a bonus under the Financial Component required achievement of 90% of our 2022 annual operating plan target for each of Pre-Bonus AEBITDA and consolidated revenue. Receipt of the target bonus amount for each of the consolidated revenue and Pre-Bonus AEBITDA metrics required the Company to meet 100% of our 2022 annual operating plan for that metric.

- **Leadership Component (30%):** The Compensation Committee uses the Leadership Component to focus on the executive's contribution to achieving our strategic goals that will fuel our financial success and create long-term value. While the specific measures may differ slightly for each named executive officer, we generally measure the Leadership Component based upon our named executive officers' leadership, personal performance, execution on our strategic and operational initiatives and achievement of ESG-related objectives.

2022 Payouts Under Senior Management Incentive Bonus Plan

FINANCIAL COMPONENT

We have included a table below ($ in thousands) that summarizes how we performed against the target financial performance metrics that we utilized when determining the Financial Component portion of our named executive officers' bonuses for 2022.

Metric	2022 Target	2022 Results	$ Variance From 2022 Target	% Variance From 2022 Target
Consolidated Revenue	3,575,000	5,243,242	1,668,242	47
Pre-Bonus AEBITDA	545,100	846,687	301,587	55

LEADERSHIP COMPONENT

With respect to the Leadership Component, the Compensation Committee believes our named executive officers demonstrated strong leadership in 2022 resulting in exceptional financial and operational results for the Company. Specifically, we (i) effectively responded, and worked with our clients to help address the continued challenges and opportunities that arose as labor market shortages increased and became severe, (ii) continued to focus on our long-term strategic priorities and our partnerships with healthcare organizations to provide our full suite of total talent solutions to optimize their workforce, (iii) expanded our international nurse business, adding permanent placement to our nurse and allied solutions, (iv) continued to make significant progress on our investments in digital capabilities, and (v) made significant progress in advancing our other ESG-related initiatives.

PAYOUTS

The 2022 annual operating plan did not reflect the potential financial impact of any acquisitions. As such, the Compensation Committee did not include the financial impact of the Company acquisition of Connectics when determining the Company's 2022 bonus plan revenue and adjusted EBITDA. Excluding the impact of such acquisitions, the Company's 2022 revenue and Pre-Bonus AEBITDA results exceeded its 2022 annual operating plan and the revenue and Pre-Bonus AEBITDA Bonus Plan targets approved by the Compensation Committee in January 2022 by 47% and 55%, respectively. As a result of our leadership's strong performance, the Company's named executive officers earned maximum payouts of 200% above their target long-term incentive compensation based on Pre-Bonus AEBITDA targets.

Based on outcomes, the Company and its Compensation Committee believe that the Bonus Plan is working as designed and intended. The illustrations below demonstrate the Company's reported performance compared to annual operating plan target for each of the elements of the Financial Component together with an illustration of the Company's 2022 bonus payout compared to the Financial Component targets.



The tables below set forth metrics and summary calculations for each named executive officer's bonus amounts under the Leadership Component together with the final amounts paid under the Financial Component, which made up 70% of the total target bonus amount. Ms. Salka and Ms. Grace are not reflected in the tables below. For more information on compensation paid to Ms. Salka and Ms. Grace, see New CEO Compensation and Ms. Salka's Retirement below.

MR. KNUDSON BONUS METRICS



	Threshold	Target	Maximum	Payout	Achieved
Revenue ($ in 1000's)	$3,235,400	$3,575,000	$3,932,500	$324,000	$5,243,242
% of Target	90.5%	100%	110%		147%
Bonus Amount ($)	$8,100	$162,000	$324,000		
Pre-Bonus AEBITDA ($ in 1000's)	$490,600	$545,100	$654,100	$432,000	$846,687
% of Target	90%	100%	120%		155%
Bonus Amount ($)	$108,000	$216,000	$432,000		

% of Target Bonus Earned under Financial Component:

200%

	Payout
Leadership Target ($)	$324,000
% of Target	

% of Target Bonus Earned under Leadership Component:

200%

Total Bonus Earned: $1,080,000

MR. HAGAN'S BONUS METRICS



	Threshold	Target	Maximum	Payout	Achieved
Revenue ($ in 1000's)	$3,235,400	$3,575,000	$3,932,500	$283,500	$5,243,242
% of Target	90.5%	100%	110%		147%
Bonus Amount ($)	$7,087	$141,750	$283,500		
Pre-Bonus AEBITDA ($ in 1000's)	$490,600	$545,100	$654,100	$378,000	$846,687
% of Target	90%	100%	120%		155%
Bonus Amount ($)	$94,500	$189,000	$378,000		

% of Target Bonus Earned under Financial Component:

200%

	Payout
Leadership Target ($)	$283,500
% of Target	

% of Target Bonus Earned under Leadership Component:

200%

Total Bonus Earned: $945,000

76 AMN Healthcare EMPOWERING THE FUTURE OF CARE

MS. JACKSON'S BONUS METRICS



Total Bonus Earned: $828,000

2022 Performance and Retention Plan

In May 2022, we established the 2022 Performance and Retention Plan for our named executive officers (other than Ms. Grace and Ms. Salka) and other key executives based on heightened adjusted EBITDA goals, in recognition of the competitive labor environment and to promote stability and continued growth during our CEO transition. The awards were designed to pay out at a range of 0% to 100%, subject to the Company's adjusted EBITDA performance exceeding target by 121% to 140% and the executive remaining employed by the Company on May 1, 2023. As a result of the Company's exceptional performance, the 2022 Performance and Retention Plan is expected to result in the maximum pay out, provided that to receive the bonus the executive must remain employed by the Company on May 1, 2023. Neither Ms. Salka nor Ms. Grace received a 2022 Performance and Retention Bonus, as the bonus was established after Ms. Salka announced her retirement and before Ms. Grace joined the Company.

**Pre-Bonus AEBITDA
($ in 1000's)**
% of Target



New CEO Compensation

On March 10, 2022, the Company announced that Ms. Salka would retire as President and Chief Executive Officer but would stand for re-election to AMN Healthcare's board and would remain as President and Chief Executive Officer until the hiring of her successor. On October 31, 2022, the Company announced the appointment of Cary Grace to succeed Ms. Salka as CEO of the Company, effective November 28, 2022.

The Board determined that Ms. Grace was the right candidate to build upon AMN Healthcare's operational and organizational strengths and guide AMN Healthcare in the next phase of its evolution. Ms. Grace's proven track record of leading dynamic, client-centric businesses positions her to lead AMN into the new environment of post-pandemic healthcare. She is the former CEO of Global Retirement, Investment and Human Capital at Aon where she also led their enterprise client management and oversaw the integration of all acquisitions for the company. Prior to joining Aon in 2011, she spent more than 14 years at Bank of America, where she led several institutional and private banking businesses, including their $9 billion Mass Affluent Client Business. Ms. Grace is a passionate advocate for Environmental, Social and Governance issues and connected to AMN Healthcare's purpose and values.

In designing Ms. Grace's compensation package, the Compensation Committee, advised by its independent compensation consultant, sought to deliver market-competitive compensation commensurate with Ms. Grace's capabilities, experience, alignment with AMN's values and culture and reflective of the challenging healthcare environment. Ms. Grace's base salary of $1,060,000 and annual cash bonus target of 125% of base salary are both equal to those of her predecessor, which the Compensation Committee determined were market competitive and recognized Ms. Grace's expertise and leadership experience. Upon her hire, Ms. Grace received (i) an equity grant in the form of restricted stock units valued at $2 million (the "Buy-Out Award") and (ii) an equity grant in the form of RSUs valued at $1 million (the "Sign-On Award") that, in each case, will vest ratably on each of the first three anniversaries of the grant date. Additionally, on December 16, 2022, the Company paid Ms. Grace a sign-on cash bonus of $200,000. Ms. Grace also received an annual long-term incentive award with a target value of $4.4 million comprised of a mix of RSUs and performance-based RSUs in accordance with the Company's standard equity practices in January 2023.

In determining the size and structure of her one-time new hire equity awards and bonus payment, the Compensation Committee considered the following factors:

- The importance of creating immediate alignment with AMN's shareholders,
- The competitive market for a talented, experienced, transformational leader capable of leading AMN,
- Ms. Grace's unique skill-set and proven record as a successful executive at large organizations, and
- Outstanding equity awards that would be forfeited.

Ms. Salka's Retirement

On November 27, 2022, Ms. Salka retired as President and Chief Executive Officer of the Company and resigned as a board member. Upon the announcement of her retirement, the Compensation Committee approved a Transition Agreement with Ms. Salka which included provisions related to her 2022 annual bonus, continued employment with the Company through her retirement date and future service to the Company in an advisory capacity. Specifically, the Transition Agreement provided that payment of the 2022 annual bonus would be made at the maximum payout amount of 250% (200% of the target bonus) of Ms. Salka's base salary (i.e., $2,650,000) and would be paid in 2023 at the same time it would have been paid had she remained a Company employee. Additionally, to facilitate a smooth transition, Ms. Salka agreed to serve as an advisor to the Company from the date of retirement through the third anniversary of the separation date, pursuant to an Advisory Agreement, pursuant to which Ms. Salka will receive renumeration amounting to $300,000 on each of the three anniversaries following the effective date of the Advisory Agreement.

In designing the compensation-related provision of the Transition Agreement, the Compensation Committee considered the following factors:

- Ms. Salka's significant tenure and success while at AMN,
- Ms. Salka's strong client, industry and other stakeholder relationships,
- The significant portion of 2022 for which Ms. Salka would be serving as President and CEO before retirement, and
- Ms. Salka's commitment to enabling a smooth and efficient CEO transition.

The Compensation Committee believes that this arrangement is beneficial to the Company and its shareholders given the duration Ms. Salka's tenure as well as her commitment to enabling a smooth and efficient CEO transition. Ms. Salka also satisfies the requirement for retirement eligibility for equity awards granted, but not yet vested at the time of her retirement.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

Long-Term Incentive Compensation

2022 Long-Term Incentive Equity Awards

In 2022, the Compensation Committee granted equity awards to each named executive officer and the Committee believes these awards serve as a key component of their total compensation package. Consistent with prior years, we used a mix of time-based restricted stock units, which we refer to as RSUs in this CD&A, and PRSUs. All equity awards that we granted to our named executive officers (1) provide for "double trigger" vesting mechanics in the event of a change in control of the Company, and (2) allow for continued vesting of outstanding equity awards if a grantee terminates his or her employment after satisfying certain age (55) and service time (15 years) requirements, which our equity agreements refer to as "retirement."

Ms. Salka and Ms. Jackson each satisfy the requirements for retirement eligibility under their respective 2022 equity awards. In light of Ms. Salka's announced retirement, we amended Mr. Knudson's restricted stock unit agreements on May 5, 2022, for his outstanding awards granted in 2021 and 2022 to also provide for accelerated vesting if he is terminated from the Company without Cause or termination of his service for Good Reason at a time when he could not have been terminated for Cause.

The RSUs that Ms. Grace received when she joined the Company on November 28, 2022 will vest ratably on each of the first three anniversaries of the grant date. In the event of a termination of Ms. Grace's service by the Company without Cause or by Ms. Grace for Good Reason, (a) the Buy-Out Award will vest in full, (b) the Sign-On Award will vest on a pro-rata basis based on the number of full calendar months elapsed between the grant date and the termination date, (c) each Annual Award granted prior to 2026 in the form of RSUs will vest on a pro-rata basis based on the number of full calendar months elapsed between the grant date and the termination date and (d) each Annual Award granted prior to 2026 in the form of PRSUs will be eligible to vest on a pro-rata basis based on the number of full calendar months elapsed between the beginning of the applicable performance period and the termination date, subject to actual performance as measured at the end of the applicable performance period. "Cause" and "Good Reason" as used in the section are defined below in Termination of Employment and Change in Control Arrangements.

AGGREGATE GRANT DATE FAIR VALUE

The chart below reflects the aggregate grant date fair value of each equity award type that we granted to each named executive officer in 2022.

Named Executive Officer	AGD Fair Value of 2022 TSR PRSU Award(s) ($)	AGD Fair Value of 2022 Adjusted EBITDA Performance PRSU Award ($)	AGD Fair Value of 2022 RSU Award(s) ($)	Total AGD Fair Value of 2022 Awards ($)
Cary Grace	—	—	2,999,903	2,999,903
Susan R. Salka	1,367,247	1,539,945	1,539,945	4,447,137
Jeffrey R. Knudson	465,990	524,907	524,907	1,515,805
Mark C. Hagan	388,374	437,477	437,477	1,263,328
Denise L. Jackson	341,775	384,932	384,932	1,111,639

Each of our named executive officers received PRSU grants in January 2022. The PRSUs represented 65% or more of the AGD Fair Value of the total equity grant value for Ms. Salka, Mr. Knudson, Mr. Hagan and Ms. Jackson.

Ms. Grace received equity grant of 8,164 and 16,329 RSUs in connection with her appointment as President and Chief Executive Officer on November 28, 2022, the Sign-On Award and Buy-Out Award, respectively. The Compensation Committee did not grant Ms. Grace PRSUs at that time, because it thought it would be more appropriate to wait until it approved equity awards for the other named executive officers in 2023.

To provide further clarity on our equity compensation practices, the chart below reflects the change in the AGD Fair Value of all 2022 equity awards granted to our named executive officers against the AGD Fair Value of all 2021 equity awards.

Named Executive Officer	AGD Fair Value of 2021 Equity Awards ($)	AGD Fair Value of 2022 Equity Awards ($)	Variance ($)	% Increase (Decrease)
Cary Grace	—	2,999,903	—	
Susan R. Salka	5,643,694	4,447,137	(1,196,557)	(21)
Jeffrey R. Knudson	2,999,940	1,515,805	(1,484,135)	(49)
Mark C. Hagan	2,841,104[1]	1,263,328	(1,577,776)	(56)
Denise L. Jackson	2,495,210[1]	1,111,639	(1,383,571)	(55)
Total	**13,979,948**	**11,337,812**		

[1] The AGD Fair Value of the 2021 equity awards for Mr. Hagan and Ms. Jackson were understated in the Company's proxy statement filed on March 23, 2022 by $515,580, due to an administrative error. The AGD Fair Value of the 2021 equity awards for Mr. Hagan and Ms. Jackson were $2,841,104 and $2,495,210, respectively, not $2,325,524 and $1,979,630, as previously reported.

TSR PRSUs

TSR PRSUs represented approximately 30% of the total 2022 equity grant value that we awarded to Ms. Salka, Mr. Knudson, Mr. Hagan and Ms. Jackson based on the AGD Fair Value. Each of our executive officers received a TSR PRSU grant in January each year that will be earned at the end of an approximately three-year performance period based on our stock performance against two measures:

1. a relative basis, which we refer to as Relative TSR, against a broader market (companies in the Russell 2000 Index at the beginning of the performance period) and

2. an absolute total shareholder return basis, which we refer to as Absolute TSR.

We refer to the determination of our Relative TSR and Absolute TSR collectively as the TSR Measurement. The number of PRSUs earned if the Company's Relative TSR exceeds the 50th percentile but its Absolute TSR is negative is capped at the target number of PRSUs granted.

The table below discloses the percentage of the January 2022 target PRSUs that may be earned depending on the actual results of the Company's TSR Measurement as of December 31, 2024.[1]

Relative TSR Percentile Rank	% of 2022 TSR PRSUs Earned if Absolute TSR is Negative[2]	% of 2022 TSR PRSUs that are Earned if Absolute TSR is Positive
<25.0%	0	0
25.0%	25.00	25.00
37.5%	62.50	62.50
50.0%	100.00	100.00
62.5%	100.00	137.50
75.0%	100.00	175.00

[1] As set forth in the Grants of Plan-Based Awards Table, the target number of TSR PRSUs that we granted in January 2022 for each named executive officer is as follows: (i) for Ms. Salka, 9,301; (ii) for Mr. Knudson, 3,170; (iii) for Mr. Hagan, 2,642 and (iv) for Ms. Jackson, 2,325. Due to the timing of Ms. Grace's appointment, the Committee elected to wait until January 2023 to approve her TSR PRSUs awards.

[2] For each one percentile above the 25th percentile, an additional 3% of the TSR PRSUs will be earned if Absolute TSR is positive, and the maximum payout cannot exceed 175%. If Absolute TSR is negative, for each one percentile above the 25th percentile, an additional 1.5% of the TSR PRSUs will be earned up to the 50th percentile with the maximum payout of 100%.

ADJUSTED EBITDA PERFORMANCE PRSUs

In 2022, the Compensation Committee determined it best to dedicate a significant portion of the PRSUs to focus our named executive officers on achieving an adjusted EBITDA performance target of $537 million in 2022 with compound year-over-year adjusted EBITDA performance rate target of 4% for the two-year period of 2023 and 2024[1] by issuing Adjusted EBITDA Performance PRSUs. For these awards, the number of shares that could ultimately be earned ranges from 0% to 200% of the target number of PRSUs depending on actual adjusted EBITDA performance in 2022 and compound year-over-year adjusted EBITDA performance in the two-year period of 2022 and 2023.

[1] As set forth in the Grants of Plan-Based Awards Table, the target number of adjusted EBITDA PRSUs that we granted in 2022 for each named executive officer is as follows: (i) for Ms. Salka, 14,214; (ii) for Mr. Knudson, 4,845 (iii) for Mr. Hagan, 4,038, and (iii) for Ms. Jackson, 3,553.

TIME-VESTED RSUs

RSUs that we granted in 2022 vest ratably on each of the first three anniversaries of the grant date.

Results of our 2020 Performance Restricted Stock Unit Awards

In early 2023, the Compensation Committee performed the TSR Measurement for the 2020 TSR PRSU awards for the period January 1, 2020 through December 31, 2022.

2020 TSR PRSUS:

RELATIVE TSR PERCENTILE RANK VS. RUSSELL 2000	ABSOLUTE TSR %	% OF 2020 TSR PRSUs EARNED
89th	94%	175%

Named Executive Officer	Number of 2020 TSR PRSUs Earned
Cary Grace[1]	—
Susan R. Salka	23,336
Jeffrey R. Knudson[1]	—
Mark C. Hagan	4,204
Denise L. Jackson	4,401

[1] Ms. Grace and Mr. Knudson were not employed by the Company when it issued the 2020 TSR PRSUs and therefore did not receive any of these awards.

Additional Compensation Practices

Other Compensation Elements

Retirement and Health Plans

Retirement plans and other customary employee benefits serve as the fourth component of our executive compensation program. We adopted our 2005 Amended and Restated Executive Nonqualified Excess Plan, which we refer to as the Deferred Compensation Plan, primarily based on our review of peer market data indicating that a deferred compensation plan was a significant component of executive compensation. Our named executive officers are not eligible to participate in our 401(k) if they exceed the compensation threshold set by the Internal Revenue Service, which is primarily designed to assist us in satisfying discrimination testing performed on our 401(k) plan.[1] The Deferred Compensation Plan serves as the only retirement plan for our named executive officers. The Deferred Compensation Plan is not intended to be tax qualified. We describe the Deferred Compensation Plan more fully in the section entitled "Nonqualified Deferred Compensation" below.

In addition, all equity awards allow for continued vesting of outstanding equity awards if a grantee terminates his or her employment (other than for cause or due to a change in control) after satisfying certain age and service time requirements, which our equity agreements refer to as "retirement eligible."

We also offer healthcare insurance and other employee benefits to our named executive officers, which are generally the same as those programs provided to all eligible employees. We offer these plans to support our objective of attracting and retaining strong talent.

[1] Ms. Grace was eligible to participate in our 401(k) plan when she joined the Company in November 2022 but is not eligible to participate in 2023.

Perquisites

In addition to the benefits described above, the Company reimburses each named executive officer up to $25,000 in connection with annual expenses incurred in connection with financial, estate planning and personal health and wellness services. The Compensation Committee approved this limited perquisite to attract and retain talent and provide market competitive compensation. Our named executive officers also received an inflation stipend consistent with our other corporate employees. In connection with Ms. Grace's appointment as President and Chief Executive Officer and her agreement to relocate to our headquarters in Dallas, Texas, we agreed to reimburse her for certain expenses consistent with our Company policy for executives. We additionally paid certain attorney's fees for Ms. Salka and Ms. Grace in connection with Ms. Salka's Transition Agreement and related agreements and Ms. Grace's compensation-related agreements. The Compensation Committee believes that its approval of these perquisites remains consistent with the Company's philosophy and commitment to align pay with performance.

Severance Arrangements

Severance arrangements serve as the fifth component of our executive compensation program. We are party to a severance agreement with each of our current named executive officers. We entered into these agreements in support of our objectives regarding attraction and retention of strong management. In determining the appropriate severance levels, we considered survey data, advice from our compensation consultant and the Compensation Committee's experience. We describe the terms of these agreements more fully in the section entitled "Termination of Employment and Change in Control Arrangements" below.

Equity Ownership, Clawback and No Pledging or Hedging Policies

The Board believes that all named executive officers should maintain a meaningful personal financial stake in the Company to align their long-term interests with those of our shareholders. Accordingly, our named executive officers are subject to meaningful equity ownership requirements as set forth below. Additionally, our named executive officers are subject to a securities trading policy that prohibits trading in the Company's securities based on material information and engaging in inappropriate transactions such as pledging and hedging. We set forth a summary of these requirements and policies below. Additional details related to these requirements and policies are contained in the Governance Guidelines posted on the Company's website.

As of March 21, 2023, all of our named executive officers satisfied our equity ownership requirements with the exception of Ms. Grace, whose employment with the Company began on November 28, 2022, and Mr. Knudson, whose employment with the Company began on November 2, 2021.

Level	Required Ownership as a Multiple of Base Salary	Shares Held as Multiple of Base Salary[1]	Complies[2]
Cary Grace	5x Base Salary	—	—
Jeffry R. Knudson	2x Base Salary	1.7	—
Mark C. Hagan	2x Base Salary	4.5	✓
Denise L. Jackson	2x Base Salary	3.0	✓

Additionally, other CEO Committee Members are subject to equity ownership requirements amounting to 1.5 times their annual base salary.

[1] The value of unvested RSUs and vested or unvested stock appreciation rights and options are not considered when determining whether a named executive officer satisfies our equity ownership requirements. Our Chief Executive Officer, Named Executive Officers and other CEO Committee Members are subject to equity ownership requirements, which requires them to retain 50% of net vested shares from equity awards issued by the Company until they have reached the applicable ownership requirements reflected above.

[2] Ms. Grace and Mr. Knudson joined the Company on November 28, 2022 and November 2, 2021, respectively, and do not yet meet the required equity ownership as a multiple of each of their base salary.

Clawback Policy

Under the Governance Guidelines, if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws caused by misconduct, we can seek recoupment from all of our current or former executive officers who participated in the misconduct of:

1. all or any portion of the bonus and equity or cash incentive compensation received by such individuals during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial document embodying such defective financial statement; and

2. any profits realized by such individuals from the sale of securities of the Company during that 12-month period.

The Company intends to adopt a clawback policy consistent with the requirements of the Exchange Act Rule 10d-1 and in accordance with the final listing standards adopted by the New York Stock Exchange.

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

No Pledging or Hedging Policy

The Governance Guidelines prohibit named executive officers (and directors) from pledging, hypothecating, or otherwise placing a lien on any shares of our common stock (or any other equity interests) that they own.

Tax Deductibility of Executive Compensation

Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017, which we refer to as the TCJA, was signed into law, Section 162(m) of the Internal Revenue Code generally disallowed a tax deduction to publicly held companies for compensation paid to certain executive officers in excess of $1 million per officer in any year that did not qualify as performance-based. We refer to the Internal Revenue Code as the Code.

The TCJA repealed the performance-based exception, and the $1 million deduction limit now applies to anyone serving as the chief executive officer or the chief financial officer at any time during the taxable year and the top three other highest compensated executive officers serving at fiscal year-end. The new rules generally apply to taxable years beginning after December 31, 2017. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our named executive officers is likely not to be fully deductible for tax purposes due to Section 162(m).

Our 2023 Executive Compensation Program

Overall, the Compensation Committee believes the Company performed well during 2022 and continued to execute on the Company's long-term strategic plan. In 2022, we achieved year-over-year consolidated revenue and consolidated adjusted EBITDA performance of approximately 32% and 33%, respectively. The Compensation Committee believes it has designed the 2023 compensation structure to provide for important short- and long-term performance components that are aligned with shareholders' interests, consistent with the market environment and tailored specifically to us. Additional discussion of the Company's 2023 executive compensation decisions will be provided in next year's proxy statement.

Base Salary

The Compensation Committee approved the annual base salaries for the named executive officers for 2023 as follows:

Named Executive Officer	2022 Salary ($)	2023 Salary ($)	% Increase
Cary Grace	1,060,000	1,060,000	—
Jeffrey R. Knudson	600,000	630,000	5
Mark C. Hagan	525,000	550,000	4.8
Denise L. Jackson	460,000	500,000	8.7

The base salaries of our named executive officers reflect a 0% to 8.7% increase. The 2023 base salary for our named executive officers is based on executive compensation market and peer group competitive analyses, the Compensation Committee's recognition that the Company's 2022 growth and business performance well exceeded targeted expectations, the individual performance and commitment to maintain a pay for performance environment.

Bonus Plan

Target Bonus

In January 2023, the Compensation Committee reviewed the target bonus level for each named executive officer, which we express as a percent of annual base salary. After careful consideration, the Compensation Committee determined not to increase the 2022 bonus target as a percentage of salary for Mr. Hagan and Ms. Jackson but determined to slightly increase the bonus target for Mr. Knudson based on executive compensation peer group and market competitive data. We set forth the 2023 target bonuses for each named executive officer as a percentage of salary below.

Named Executive Officer	2022 Bonus Target (% of Salary)	2023 Bonus Target (% of Salary)
Cary Grace	–	125
Jeffrey R. Knudson	90	100
Mark C. Hagan	90	90
Denise L. Jackson	90	90

Structure

After careful consideration of the factors set forth above in the subsection of this CD&A entitled "Principal Components of Our Compensation Program — Annual Cash Performance Bonus," the Compensation Committee decided to retain the bonus structure used in 2022 for named executive officers, with 40% of the bonus earned for achieving 2023 pre-bonus adjusted EBITDA target and 30% earned for achieving 2023 revenue target. The target goals for each of the financial metrics are consistent with the targets under our 2023 annual operating plan and generally require growth that exceeds our estimate of anticipated industry performance. For Ms. Grace, her 2023 bonus target percentage falls near the 50th percentile among CEOs within our 2022 peer group.

Long-Term Equity Incentives

The Compensation Committee continues to believe that aligning its pay for performance philosophy, goals and objectives is the foundation upon which it evaluates its annual long-term incentive award strategy. In 2023, the Compensation Committee utilized a combination of (1) TSR PRSUs, (2) adjusted EBITDA performance PRSUs and (3) time-vested RSUs, keeping the allocation attributable to performance awards at 65% which was the same as 2022. In 2023, the Compensation Committee targeted an allocation of 30% TSR PRSUs, 35% adjusted EBITDA performance PRSUs and 35% time-vested RSUs (as a percentage of the estimated AGD Fair Value of all 2023 equity awards) in 2023.

Peer Group

Based on its evaluation, the Compensation Committee decided to add Change Healthcare, Inc., Encompass Health Corporation, Kelly Services, Inc, Option Care Health, Inc. and Teladoc Health, Inc. to our peer group for 2023, and to remove Veradigm Inc., (formerly, Allscripts Healthcare Solutions, Inc.), Healthcare Services Group, Inc., KForce, Inc., LHC Group, Inc. and TrueBlue, Inc. from our peer group in 2023.

Executive Compensation Disclosure

Summary Compensation Table

The following table shows the compensation earned or accrued by our named executive officers for the three fiscal years ended December 31, 2022, 2021 and 2020.

Named Executive Officer and Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Cary Grace PEO,[7] President & CEO	**2022**	**81,538**	**200,000**[5]	**2,999,903**[6]	**—**	**23,855**	**3,305,296**
	2021						
	2020						
Susan R. Salka President & CEO	**2022**	**977,308**	**—**	**4,447,137**[8]	**2,650,000**	**394,379**	**8,468,824**
	2021	1,030,000	—	5,643,694[9]	2,472,000	326,857	9,472,551
	2020	1,027,692	—	3,632,452[10]	1,236,000	129,155	6,025,299
Jeffrey R. Knudson PFO,[12] CFO & Treasurer	**2022**	**600,000**		**1,515,805**[11]	**1,080,000**	**60,048**	**3,255,853**
	2021	90,000	900,000[13]	2,999,940[14]	—	32,745	4,022,685
	2020						
Mark C. Hagan Chief Information & Digital Officer	**2022**	**524,423**	**—**	**1,263,328**[15]	**946,000**	**171,705**	**2,905,456**
	2021	510,000	—	2,841,104[16]	918,000	137,868	4,406,972
	2020	498,731	—	830,405[17]	386,250	114,692	1,830,078
Denise L. Jackson Chief Legal Officer & Corporate Secretary	**2022**	**459,231**	**—**	**1,111,639**[18]	**828,000**	**151,875**	**2,550,745**
	2021	440,000	—	2,495,210[19]	792,000	119,811	3,847,021
	2020	442,615	—	660,064[20]	339,900	55,529	1,498,108

[1] Salary includes all salary amounts deferred by the named executive officers under the Deferred Compensation Plan.

[2] This column reflects the dollar amounts for the years shown of the AGD Fair Value of RSUs and PRSUs granted to our named executive officers. For PRSUs, which are subject to performance conditions, we report the grant date fair value based upon the probable outcome of such conditions and that value is consistent with the estimate of aggregate compensation cost to be recognized over the service period as of the grant date, excluding the effect of estimated forfeitures. For additional information on the valuation assumptions used in the calculation of these amounts, refer to notes 1(p) and 11 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 22, 2023.

[3] This column consists of cash awards paid to our named executive officers pursuant to our Bonus Plan and generally sets forth bonus amounts in the year in which they are earned, although we typically pay them in the following fiscal year.

[4] This column consists of compensation received by our named executive officers in the form of matching contributions to the Deferred Compensation Plan as follows: (1) $332,581.23 for Ms. Salka, (2) $36,828.61 for Mr. Knudson, (3) $137,488.49 for Mr. Hagan, and (4) $119,344.25 for Ms. Jackson. This column also reflects Company-paid life insurance premiums and health insurance, reimbursements for certain financial and estate planning and personal health and wellness expenses incurred by our named executive officers as follows: (1) $0 for Ms. Grace, (2) $53,015 for Ms. Salka, (3) $21,540 for Mr. Knudson, (4) $31,937 for Mr. Hagan, and (4) $30,850 for Ms. Jackson. This column also consists of compensation for the $300,000 annual fee paid to Ms. Salka pursuant to the terms of her November 27, 2022 Advisory Agreement.

[5] Ms. Grace joined the Company on November 28, 2022, so she was not eligible to receive an annual cash incentive bonus under the Bonus Plan. The Compensation Committee took this and other considerations into account at that time and determined it would be more appropriate to offer Ms. Grace a $200,000 sign-on bonus, which was paid on December 16, 2022.

[6] 8,164 RSUs with an AGD Fair Value of $999,927 and 16,329 RSUs with an AGD Fair Value of $1,999,976 comprise the amount of Ms. Grace's 2022 stock awards. For additional information on the valuation assumptions used in the calculation of these amounts, refer to notes 1(p) and 11 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 22, 2023.

[7] "PEO" refers to our principal executive officer.

[8] 14,214 RSUs with an AGD Fair Value of $1,539,945, 9,301 TSR PRSU with an AGD Fair Value of $1,367,247 and 14,214 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $1,539,945 comprise the amount of Ms. Salka's 2022 stock awards. Assuming the highest level of performance conditions will be achieved for the 9,301 TSR PRSU award and the 14,214 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $2,392,682 and $3,079,890, respectively.

[9] 30,717 RSUs with an AGD Fair Value of $3,443,683, 13,441 TSR PRSU with an AGD Fair Value of $1,200,012 and 14,652 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $999,999, comprise the amount of Ms. Salka's 2021 stock awards. Assuming the highest level of performance conditions will be achieved for the 13,441 TSR PRSU award and the 14,652 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $2,099,955 and $1,999,998, respectively.

[10] 19,625 RSUs with an AGD Fair Value of $1,357,461, 13,335 TSR PRSU with an AGD Fair Value of $1,049,998 and 19,625 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $1,224,993, comprise the amount of Ms. Salka's 2020 stock awards. Assuming the highest level of performance conditions will be achieved for the 13,335 TSR PRSU award and the 19,625 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $1,837,477 and $2,449,985, respectively.

[11] 4,845 RSUs with an AGD Fair Value of $524,907, 3,170 TSR PRSU with an AGD Fair Value of $465,990 and 4,845 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $524,907 comprise the amount of Mr. Knudson's 2022 stock awards. Assuming the highest level of performance conditions will be achieved for the 3,170 TSR PRSU award and the 4,845 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $815,483 and $1,049,815, respectively.

[12] "PFO" refers to our principal financial officer.

[13] Mr. Knudson joined the Company on November 2, 2021, so he was not eligible to receive an annual cash incentive bonus under the Bonus Plan. The Compensation Committee took this and other considerations into account at that time and determined it would be more appropriate to offer Mr. Knudson a $900,000 sign-on bonus, which was paid on March 11, 2022.

[14] 29,262 RSUs with an AGD Fair Value of $2,999,940 comprise the amount of Mr. Knudson's 2021 stock awards.

[15] 4,038 RSUs with an AGD Fair Value of $437,477, 2,642 TSR PRSUs with an AGD Fair Value of $388,374 and 4,038 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $437,477 comprise the amount of Mr. Hagan's 2022 stock awards. Assuming the highest level of performance conditions will be achieved for the 2,642 TSR PRSU award and the 4,038 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $679,655 and $874,954, respectively.

[16] 6,923 RSUs with an AGD Fair Value of $472,495, 3,528 TSR PRSUs with an AGD Fair Value of $314,980, 13,000 TSR PRSUs with an AGD Fair Value of $1,791,140 and 3,846 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $262,490 comprise the amount of Mr. Hagan's 2021 stock awards. The AGD Fair Value of the 13,000 TSR PRSUs was understated in the Company's proxy statement filed on March 23, 2022 due to an administrative error. The correct AGD FV is $1,791,140, not $1,275,560, as previously reported. Assuming the highest level of performance conditions will be achieved for the 3,528 TSR PRSU award, the 13,000 TSR PRSU award, and the 3,846 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $551,215, $3,134,495, and $524,979, respectively.

[17] 3,535 RSUs with an AGD Fair Value of $220,655, 2,603 RSUs with an AGD Fair Value of $199,962, 2,402 TSR PRSUs with an AGD Fair Value of $189,133 and 3,535 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $220,655 comprise the amount of Mr. Hagan's 2020 stock awards. Assuming the highest level of performance conditions will be achieved for the 2,402 TSR PRSU award and the 3,535 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $330,944 and $441,309, respectively.

[18] 3,553 RSUs with an AGD Fair Value of $384,932, 2,325 TSR PRSUs with an AGD Fair Value of $341,775 and 3,553 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $384,932 comprise the amount of Ms. Jackson's 2022 stock awards. Assuming the highest level of performance conditions will be achieved for the 2,325 TSR PRSU award and the 3,553 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $598,106 and $769,864, respectively.

[19] 4,642 RSUs with an AGD Fair Value of $316,817, 2,366 TSR PRSUs with an AGD Fair Value of $211,236, 13,000 TSR PRSUs with an AGD Fair Value of $1,791,140 and 2,579 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $176,017 comprise the amount of Ms. Jackson's 2021 stock awards. The AGD Fair Value of the 13,000 TSR PRSUs was understated in the Company's proxy statement filed on March 23, 2022 due to an administrative error. The correct AGD FV is $1,791,140, not $1,275,560, as previously reported. Assuming the highest level of performance conditions will be achieved for the 2,366 TSR PRSU award, the 13,000 TSR PRSU award, and the 2,579 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $369,619, $3,134,495, and $352,034, respectively.

[20] 3,701 RSUs with an AGD Fair Value of $231,016, 2,515 TSR PRSUs with an AGD Fair Value of $198,031 and 3,701 adjusted EBITDA Performance PRSUs with an AGD Fair Value of $231,016 comprise the amount of Ms. Jackson's 2020 stock awards. Assuming the highest level of performance conditions will be achieved for the 2,515 TSR PRSU award and the 3,701 adjusted EBITDA Performance PRSU award, the AGD Fair Value of such awards would equal $346,535 and $462,033, respectively.

AMN Healthcare®
EMPOWERING THE FUTURE OF CARE

Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards to our named executive officers under our cash and equity plans during the year ended December 31, 2022.

Name and Type of Equity	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: # of Shares of Stock or Units	Grant Date Fair Value of Stock Awards ($)[8]
		Threshold ($)[2]	Target ($)[3]	Maximum ($)[4]	Threshold (#)[5]	Target (#)[6]	Maximum (#)[7]		
Cary Grace		—	—	—					
RSU	11/28/2022							24,493	2,999,903
Susan R. Salka		265,000	1,325,000	2,650,000					
TSR PRSU	1/15/2022				2,325	9,301	16,277		1,367,247
Adjusted EBITDA PRSU	1/15/2022				3,554	14,214	28,428		1,539,945
RSU	1/15/2022							14,214[10]	1,539,945
Jeffrey R. Knudson		108,000	540,000	1,080,000					
TSR PRSU	1/15/2022				793	3,170	5,548		465,990
Adjusted EBITDA PRSU	1/15/2022				1,211	4,845	9,690		524,907
RSU	1/15/2022							4,845[9]	524,907
Mark C. Hagan		94,500	472,500	945,000					
TSR PRSU	1/15/2022				661	2,642	4,624		388,374
Adjusted EBITDA PRSU	1/15/2022				1,010	4,038	8,076		437,477
RSU	1/15/2022							4,038[9]	437,477
Denise L. Jackson		82,800	414,000	828,000					
TSR PRSU	1/15/2022				581	2,325	4,069		341,775
Adjusted EBITDA PRSU	1/15/2022				888	3,553	7,106		384,932
RSU	1/15/2022							3,553[10]	384,932

[1] The columns comprising the "Estimated Future Payouts Under Equity Incentive Plan Awards" set forth information regarding PRSUs granted to our named executive officers in 2022: (1) TSR PRSUs based on total shareholder return over a three-period ending on December 31, 2024 and (2) adjusted EBITDA PRSUs based on our adjusted EBITDA performance over a three year period. The ultimate number of PRSUs that vest under these awards depends on the results of the TSR Measurement or our adjusted EBITDA performance over a three-year period. All equity awards reflected in this table were granted under the Equity Plan.

[2] The amount set forth in this column represents the minimum amount that a named executive officer would receive under our Bonus Plan if we met our threshold for 2022 pre-bonus adjusted EBITDA. For information on the calculation of Pre-Bonus AEBITDA, and a reconciliation of our 2022 net income to adjusted EBITDA, please see Exhibit A to this proxy statement (page 113). We describe the Bonus Plan, including the 2022 metrics utilized for each named executive officer, in our CD&A above.

[3] The amount set forth in this column represents the amount that a named executive officer would receive under our Bonus Plan if the named executive officer met the target of each metric upon which his or her bonus is based.

[4] The Compensation Committee set the maximum bonus for 2022 under the Bonus Plan at 200% of the target amount for each named executive officer. The amount set forth in this column represents the amount that a named executive officer would receive under our Bonus Plan if all financial metrics to which he or she is subject exceeded our target for each metric by 10% to 20% (depending on the metric) and the individual, in the sole discretion of the Compensation Committee, demonstrated superior leadership, made exceptional individual contributions to our success in 2022 and our performance or the performance of the applicable division surpassed that of our direct competitors such that the Compensation Committee awarded him or her 200% bonus for the Leadership Component.

[5] For TSR PRSUs awards, the number of shares set forth in this column assumes that under the TSR Measurement, our relative TSR percentile rank equals at least 25%, which establishes the minimum amount of performance that we must achieve for our named executive officers to earn a portion of the award. We describe Relative TSR in our CD&A above. For adjusted EBITDA margin PRSU awards, the number of shares set forth in this column assumes that the Company will achieve annual adjusted EBITDA performance equal to 90% of the Company's adjusted EBITDA targets. A more detailed discussion of targets and performance metrics applicable to the adjusted EBITDA Performance PRSUs is found in subsection titled "Adjusted EBITDA Performance PRSUs" on page 80 above.

[6] For TSR PRSUs, the number of PRSUs set forth in this column assumes that under the TSR Measurement, our relative TSR percentile rank equals at least 50%. For adjusted EBITDA margin PRSU awards, the number of shares set forth in this column assumes that the Company will achieve annual adjusted EBITDA performance equal to 100% of the Company's adjusted EBITDA targets.

[7] The number of TSR PRSUs set forth in this column assumes that under the TSR Measurement each of the following conditions have been satisfied: (1) Relative TSR percentile equals at least 75% and (2) Absolute TSR exceeds zero. For adjusted EBITDA PRSU awards, the number of shares set forth in this column assumes that the Company will achieve annual adjusted EBITDA performance equal to 120% of the Company's adjusted EBITDA targets.

[8] This column represents the grant date fair value, calculated in accordance with SEC rules, of each equity award. For PRSUs, which are subject to performance conditions, we report the grant date fair value based upon the probable outcome of such conditions and that value is consistent

with the estimate of aggregate compensation cost to be recognized over the service period as of the grant date, excluding the effect of estimated forfeitures. These amounts do not necessarily correspond to the actual value that will be realized by our named executive officers. For additional information on the valuation assumptions used in the calculation of these amounts, refer to notes 1(p) and 11 to the financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 22, 2023.

(9) The RSUs underlying this award vest in three tranches on each of the first, second and third anniversaries of the Grant Date and the Grantee's provision of three periods of Credited Service.

(10) The RSUs underlying this award are retirement eligible as of July 15, 2022 and vest in three tranches on each of the first, second and third anniversaries of the Grant Date.

Outstanding Equity Awards at Fiscal Year End

The following table represents equity interests held by the named executive officers as of December 31, 2022, which is comprised of RSU and PRSU awards.

	Option Awards				Stock Awards[1]				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price ($)	Option Expiration Date	RSU or PRSU Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Cary Grace					11/28/2022[3]	8,164	839,422		
					11/28/2022[3]	16,329	1,678,948		
Susan R. Salka					1/6/2020[4]			33,559[5]	3,450,536
					1/6/2020[6]			23,336[7]	2,399,408
					12/16/2020[8]	6,673	686,118		
					1/4/2021[9]			29,304[10]	3,013,037
					1/4/2021[11]			23,522[12]	2,418,532
					9/20/2021[8]	20,581	2,116,138		
					1/15/2022[13]			28,428[14]	2,922,967
					1/15/2022[15]			16,277[16]	1,673,601
					1/15/2022[8]	14,214	1,461,483		
Jeffrey R. Knudson					11/2/2021[3]	19,606	2,015,889		
					1/15/2022[13]			9,690[14]	996,326
					1/15/2022[15]			5,548[16]	570,445
					1/15/2022[3]	4,845	498,163		
Mark C. Hagan					1/6/2020[4]			6,045[5]	621,547
					1/6/2020[6]			4,204[7]	432,255
					1/6/2020[17]	1,203	123,692		
					3/9/2020[18]	2,603	267,640		
					1/4/2021[9]			7,692[10]	790,891
					1/4/2021[11]			6,174[12]	634,811
					1/4/2021[3]	4,639	476,982		
					8/15/2021[19]			11,375[20]	1,169,578
					1/15/2022[13]			8,076[14]	830,374
					1/15/2022[15]			4,624[16]	475,440
					1/15/2022[3]	4,038	415,187		
Denise L. Jackson					1/6/2020[4]			6,329[5]	650,748
					1/6/2020[6]			4,401[7]	452,511
					1/6/2020[17]	1,259	129,450		
					1/4/2021[9]			5,158[10]	540,346
					1/4/2021[11]			4,141[12]	425,778
					1/4/2021[8]	3,111	319,873		
					8/15/2021[19]			11,375[20]	1,169,578
					1/15/2022[13]			7,106[14]	730,639
					1/15/2022[15]			4,069[16]	418,375
					1/15/2022[8]	3,553	365,319		

(1) These columns consist of RSUs and PRSUs granted under the Equity Plan.

(2) The market value of stock awards and the equity incentive plan awards represents (i) the number of shares that had not vested as of December 31, 2022 as set forth in the applicable column, multiplied by (ii) $102.82, the closing price of our Common Stock on December 30, 2022 (the last

trading day of the year). For PRSUs, the number of shares set forth in the applicable column may be more than the target amount granted under the award as detailed in the footnotes below, and the amount ultimately received for each award may be different than the number of shares identified.

[3] The RSUs underlying this award vest in three tranches on each of the first, second and third anniversaries of the Grant Date and the Grantee's provision of three periods of credited service.

[4] The adjusted EBITDA PRSUs underlying this award vested on January 6, 2023 and settled on February 15, 2023 after the Compensation Committee determined the Company's 2022 adjusted EBITDA.

[5] Because the number of shares earned under this award was based on the Company's 2022 adjusted EBITDA, we set forth the number of shares earned. Based on the Company's adjusted EBITDA in each of the three performance periods consisting of 2020, 2021 and 2022, 171% of the target amount for this award was earned.

[6] These PRSUs vested on January 6, 2023.

[7] The Compensation Committee performed the TSR Measurement for this award for the measurement period ended December 31, 2022 on January 4, 2023. Relative TSR measured at the 89th percentile and Absolute TSR was positive. Based on those results, the number of PRSUs set forth in this column for this award, which was the maximum amount that could have been received under the award, vested as of January 4, 2023.

[8] The RSUs underlying this award vest in three tranches on each of the first, second and third anniversaries of the Grant Date and are irrevocable by the Company in the event of the executive's retirement.

[9] The adjusted EBITDA PRSUs underlying this award vest on January 4, 2024. The settlement date and the determination of the total amount of shares earned under this award will take place when the Compensation Committee determines our annual year-over-year adjusted EBITDA performance rate for 2021, 2022 and 2023, which we believe will occur in February 2024.

[10] Pursuant to the instructions set forth to Item 402(f)(2) of Regulation S-K, which provides that the number of shares reported in this column shall be based on achieving the maximum performance goal, because our long-term adjusted EBITDA performance rate is currently commensurate with the maximum performance of these awards.

[11] The TSR PRSUs underlying this award vest on the date on which the Compensation Committee performs the TSR Measurement, which shall occur within 30 days after December 31, 2023. We describe the TSR Measurement in detail in the CD&A section above.

[12] The ultimate number of TSR PRSUs that vest under this award depends on the results of the TSR Measurement. The target amount for each of Ms. Salka, Mr. Hagan and Ms. Jackson for his or her equity incentive plan award granted on January 4, 2021 is 13,441, 3,528 and 2,366, respectively. For the target amount of TSR PRSUs to be earned, Relative TSR under the TSR Measurement would need to equal the 50th percentile. The range of TSR PRSUs that may be earned by the identified named executive officer under this award is zero up to an amount equal to the product of (i) the target amount for such executive, multiplied by (ii) 1.75. The threshold amount equals 25% of the target amount. If we were to have conducted the TSR Measurement on December 31, 2022, Relative TSR would have measured at the 88th percentile. Based on those results, TSR PRSUs equal to 175% of target would have been earned.

[13] The adjusted EBITDA PRSUs underlying this award vest on January 15, 2025. The settlement date and the determination of the total amount of shares earned under this award will take place when the Compensation Committee determines our annual year-over-year adjusted EBITDA performance rate for 2022, and two-year performance for 2023 and 2024, which we believe will occur in February 2025.

[14] Pursuant to the instructions set forth to Item 402(f)(2) of Regulation S-K, which provides that the number of shares reported in this column shall be based on achieving the maximum performance goal, because our long-term adjusted EBITDA performance rate is currently commensurate with the maximum performance of these awards.

[15] The TSR PRSUs underlying this award vest on the date on which the Compensation Committee performs the TSR Measurement, which shall occur within 30 days after December 31, 2024. We describe the TSR Measurement in detail in the CD&A section above.

[16] The ultimate number of TSR PRSUs that vest under this award depends on the results of the TSR Measurement. The target amount for each of Ms. Salka, Mr. Hagan and Ms. Jackson for his or her equity incentive plan award granted on January 4, 2021 is 13,441, 3,528 and 2,366, respectively. For the target amount of TSR PRSUs to be earned, Relative TSR under the TSR Measurement would need to equal the 50th percentile. The range of TSR PRSUs that may be earned by the identified named executive officer under this award is zero up to an amount equal to the product of (i) the target amount for such executive, multiplied by (ii) 1.75. The threshold amount equals 25% of the target amount. If we were to have conducted the TSR Measurement on December 31, 2022, Relative TSR would have measured at the 88th percentile. Based on those results, TSR PRSUs equal to 175% of target would have been earned.

[17] The RSUs underlying this award vest in three tranches on each of the first, second and third anniversaries of the Grant Date and the Grantee's provision of three periods of credited service, but are still reflected on this table as unvested because they remained unvested as of December 31, 2022.

[18] The RSUs underlying this award vest on the third anniversary of the grant date and the Grantee's provision of three periods of credited service.

[19] The ultimate number of TSR PRSUs that vest under this award depends on the results of the TSR Measurement for the first and second performance periods. The target amount for each of Mr. Hagan and Ms. Jackson for his or her equity incentive plan award granted on August 15, 2021 is 13,000. For the target amount of TSR PRSUs to be earned, Relative TSR under the TSR Measurement would need to equal the 50th percentile. The range of TSR PRSUs that may be earned by the identified named executive officer under this award is zero up to an amount equal to the product of (i) the target amount for such executive, multiplied by (ii) 1.75. The threshold amount equals 25% of the target amount.

[20] 50% of the target TSR PRSUs underlying this award vested on August 16, 2022. The Compensation Committee performed the TSR Measurement for this award for the measurement period ended August 16, 2022 on August 16, 2022. Relative TSR measured at the 87th percentile and Absolute TSR was positive. Based on those results, the number of PRSUs for this award for the first performance period was the maximum amount that could have been received under the award, vested as of August 16, 2022. The Compensation Committee will perform the TSR Measurement following the end of the two-year performance period for the remainder of this award, which shall occur within 30 days after August 15, 2023. We describe the TSR Measurement in detail in the CD&A section above. If we were to have conducted the TSR Measurement on December 31, 2022, Relative TSR would have measured at the 86th percentile. Based on those results, TSR PRSUs equal to 175% of target would have been earned.

Option Exercises and Stock Vested

The following table shows information regarding exercises of option awards to purchase our Common Stock and vesting of stock awards held by our named executive officers during 2022, as of December 31, 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Cary Grace	—	—	—	—
Susan R. Salka	—	—	88,629	9,339,720
Jeffrey R. Knudson	—	—	9,656	1,226,698
Mark C. Hagan	—	—	28,356	3,133,889
Denise. L. Jackson	—	—	28,203	3,107,581

[1] We calculate the "Value Realized on Vesting" by multiplying (i) the gross number of shares acquired on vesting prior to shares being withheld to cover taxes and (ii) the closing price of our Common Stock on the day prior to the applicable vest dates.

Nonqualified Deferred Compensation

We maintain a Deferred Compensation Plan to provide our executives, including our named executive officers, with the opportunity to defer up to 80% of their base salary and up to 90% of their bonus. Our named executive officers are excluded from participating in our 401(k) plan, with exception to Ms. Grace and Mr. Knudson, who were eligible to participate in 2022, because they did not exceed the compensation threshold for at least a portion of 2022. In 2022, we matched 100% up to 10% of the executive's eligible compensation for a maximum match of 10% of the executive's cash compensation through June 25, 2022 and then 50% of their contribution up to 6% and 100% of the next 4% contribution for the remainder of 2022. The Deferred Compensation Plan credits deferrals (other than deferrals of RSUs or PRSUs) with earnings or losses based upon the executive's selection of publicly traded mutual funds, which may change from time to time. The current list of measurement funds, which were available throughout all of 2022 are as follows: Hartford Small Cap Growth Y, MassMutual Select Mid Cap Growth R5, Dodge & Cox International Stock, Invesco Diversified Dividend R5, and the Mid Cap Growth Fund Fee Class I1. In addition to these, there is a series of target date funds, which include several underlying funds. For the first half of 2022, these funds included the following underlying funds: T. Rowe Price New Horizons, T. Rowe Price Small-Cap Stock, T. Rowe Price Small-Cap Value, T. Rowe Price Growth Stock, T. Rowe Price Mid-Cap Growth, T. Rowe Price Equity Index 500, T. Rowe Price Mid-Cap Value, T. Rowe Price International Stock, T. Rowe Price US Large-Cap Core Z, T. Rowe Price Overseas Stock, T. Rowe Price Real Assets, T. Rowe Price Value, T. Rowe Price International Value Eq, T. Rowe Price Emerging Markets Stock, T. Rowe Price Em Mkts Discv Stk Z, T. Rowe Price High Yield, T. Rowe Price Emerging Markets Bond, T. Rowe Price US Treasury Long-Term, T. Rowe Price Floating Rate, T. Rowe Price Intl Bd USD Hdgd, T. Rowe Price New Income, T. Rowe Price Dynamic Global Bond Inv, T. Rowe Price Ltd Dur Infl Focus Bd, T. Rowe Price US Treasury Money. Effective August 8, 2022, the target date funds were replaced with the Blackrock Lifepath target date series which as the following underlying funds: iShares Core MSCI Total Intl Stk ETF (IXUS), iShares Developed Real Estate Idx K (BKRDX), iShares Russell 1000 Large-Cap Idx K (BRGKX), iShares Russell 2000 Small-Cap Idx K (BDBKX), iShares TIPS Bond ETF (TIP), iShares US Intermediate Credit Bond Idx (BICBX), iShares US Intermediate Gov Bd Idx (BIGBX), iShares US Long Credit Bond Index (BLCBX), iShares US Long Government Bond Idx (BLGBX) and the iShares US Securitized Bond Index (BISBX). Effective August 8, 2022, the following funds were replaced: MFS Mid Cap Value Fund Class R4 was replaced with MFS Mid Cap Value Fund Class R6; PGIM Total Return Bond Fund – Class Z was replaced with PGIM Total Return Bond Fund – Class R6; Principal LargeCap Growth Fund I R-5 Class was replaced with Principal LargeCap Growth Fund I Class R-6; Principal LargeCap S&P 500 Index Fund Institutional Class was replaced with Fidelity 500 Index Fund; Victory Sycamore Small Company Opportunity Fund Class I was replaced with Victory Sycamore Small Company Opportunity Fund R6; BNY Mellon Bond Market Index Fund – Class I was replaced with Fidelity U.S. Bond Index Fund; Large Cap Value Fund CL I2 was replaced with Large Cap Value Fund CL I1; Principal International Equity Index Fund Institutional Class was replaced with Fidelity International Index Fund; Principal MidCap S&P 400 Index Fund Institutional Class was replaced with Fidelity Mid Cap Index Fund; Principal SmallCap S&P 600 Index Fund Institutional Class was replaced with Fidelity Small Cap Index Fund; and the Small Cap Growth II I2 was replaced with Small Cap Growth Fund II Fee Class I1.

Executives may change their election of measurement funds on a daily basis. Additionally, beginning in 2014, the Deferred Compensation Plan permitted executives to invest in a Deferred Compensation Fixed Rate Fund, which provides an annual fixed rate of return that is generally set by the Company on January 1 of each year at 120% of the long-term Applicable Federal Rate. For 2022, the Company set the rate of return at 2.2% per annum.

Benefits under the Deferred Compensation Plan are payable in a lump sum or in annual installments for a period of up to ten years beginning seven months after the named executive officer's separation from service. Executives may also select at the time of deferral to be paid upon separation from service, a change in control or a fixed distribution date, which must be at least two years after the date of deferral. Benefits under the Deferred Compensation Plan are also payable if the executive experiences an unforeseen financial emergency. Deferrals of RSUs or PRSUs are settled in shares upon a fixed date selected by the executive or upon a separation from service or change in control.

The following table reflects contributions made by the named executive officers and matching contributions made by us under the Deferred Compensation Plan in fiscal year 2022 as well as the named executive officers' aggregate earnings, withdrawals, and balance information.

Name	Executive Contribution in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings (Loss) in Last FY ($)[3]	Aggregate Withdrawals or Distributions ($)	Aggregate Balance at FYE ($)[4]
Cary Grace					
Susan R. Salka	345,074	332,581	(1,269,601)	—	17,248,607[5]
Jeffrey R. Knudson	30,084	36,829	($1,968)	—	64,945
Mark C. Hagan	1,089,252	137,488	(540,239)	—	2,965,323
Denise L. Jackson	125,291	119,344	(424,912)	—	2,313,610

[1] The 2022 "Salary" and "Non-Equity Incentive Compensation" columns of the Summary Compensation Table include the contributions, as applicable, of the named executive officers set forth in this table.

[2] We include the matching contributions made by us set forth in this column in the 2022 "All Other Compensation" column of the Summary Compensation Table.

[3] Aggregate earnings are not reflected in the Summary Compensation Table. Additionally, any changes in the value of Common Stock underlying deferred vested awards are not included in this column.

[4] To the extent our named executive officers made contributions, or we made matching contributions to our named executive officers, for the periods set forth in the Summary Compensation Table, such amounts are included (subject to increases or decreased earnings on such amounts) in this column.

[5] This amount includes $10,409,805 representing the value of 101,243 shares of Common Stock underlying Ms. Salka's deferred vested equity awards in her deferred compensation account, which is calculated based on our Common Stock price of $102.82 per share, the closing price on December 31, 2022.

Termination of Employment and Change in Control Arrangements

Ms. Grace's Severance Agreement

We are party to a severance agreement (the "Severance Agreement"), dated November 28, 2022 providing that Ms. Grace will receive severance benefits should (1) the Company terminate her employment without Cause[1], or (2) Ms. Grace resigns for Good Reason[2] (both deemed an "Involuntary Termination").

[1] "Cause" is defined as (A) Executive's failure to perform in any material respect his or her duties as an employee of the Company, (B) violation of the Company's Code of Business Conduct, Code of Ethics for Senior Financial Officers and Principal Executive Officer, and/or Securities Trading Policy, (C) the engaging by Executive in willful misconduct or gross negligence which is injurious to the Company or any of its affiliates, monetarily or otherwise, (D) the commission by Executive of an act of fraud or embezzlement against the Company or any of its affiliates, or (E) the conviction of Executive of a crime which constitutes a felony or any lesser crime that involves Company property or a pleading of guilty or nolo contendere with respect to a crime which constitutes a felony or any lesser crime that involves Company property. The Executive shall not be deemed to have been terminated for Cause unless the Company shall have given or delivered to the Executive (1) reasonable notice setting forth the basis for termination for Cause, and (2) a reasonable opportunity for the Executive to cure such alleged Cause, to the extent curable as determined in the Company's sole discretion. For purposes of this Agreement, no act, or failure to act, on the Executive's part shall be deemed "willful" unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive's action or omission was in the best interest of the Company.

[2] "Good Reason" is defined as the occurrence of any of the following events without the Executive's express written consent: (i) a material reduction in the Executive's base salary or target annual bonus compensation; provided, however that a reduction in the Executive's base salary or target annual bonus compensation that is commensurate with reductions simultaneously made to similarly situated executives shall not constitute a material reduction, (ii) the Company's assignment to the Executive of duties that are both materially inconsistent with and materially adverse to the Executive's position, in effect on the Effective Date (iii) any failure to nominate the Executive as a member of the Board or (iv) the Company's relocation of Executive's principal place of employment, other than to the Company's headquarters that is designated in its filings with the Securities and Exchange Commission, to a locale that is more than fifty (50) miles from the Executive's principal place of employment as of the Effective Date.

In the event of an Involuntary Termination, except due to a Change-in-Control[3], Ms. Grace's severance benefits will include: (1) a one-time cash payment equal to the sum of (A) 2 times Ms. Grace's then-current annual base salary and (B) a prorated portion of her Average Bonus (an amount equal to the average of the annual performance bonus payments received by Ms. Grace for the three most recent fiscal years (or such fewer number of fiscal years during which Ms. Grace was employed)) and (2) reimbursement for COBRA health coverage for her health insurance for an 18-month period following the Involuntary Termination (or until such time as Ms. Grace becomes eligible for comparable coverage under another employer's health plans, whichever is earlier), less her share of premiums.

Involuntary Termination due to Change-in-Control. If an Involuntary Termination occurs within one year of a Change in Control, Ms. Grace's severance benefits will include (1) a one-time cash payment equal to 2.5 times her then-current annual base salary, (2) a one-time cash payment equal to 2.5 times her Average Bonus, (3) a one-time cash payment equal to a prorated portion of her Average Bonus, and (4) reimbursement for COBRA health coverage for her health insurance for an 18-month period following the Involuntary Termination (or until such time as Ms. Grace becomes eligible for comparable coverage under another employer's health plans, whichever is earlier), less her share of premiums. The following table sets forth illustrative examples of the payments and benefits Ms. Grace would have received if any of the circumstances described above occurred as of December 31, 2022.

Termination Reason	Cash Severance ($)	Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)	Tax Gross-Up ($)	Total ($)
Termination of Employment by Us without Cause or by Ms. Grace for Good Reason Absent a Change in Control	2,120,000	—	15,201	1,702,265[1]	—	3,837,466
Termination of Employment by Us without Cause or by Ms. Grace for Good Reason with Change in Control	2,650,000	—	15,201	2,518,370[2]		5,183,571

[1] Represents the value of full acceleration of unvested RSUs pursuant to the RSU grant agreement for the buy-out award in addition to the vesting of a pro-rated portion of RSUs pursuant to the RSU grant agreement for the sign-on award based on the number of full calendar months elapsed between the grant date and the termination date. For the purpose of calculating the value of the vesting of the accelerated RSUs, we used $102.82, the closing price of our Common Stock on December 31, 2022, as the fair market value.

[2] Represents the value of full acceleration of unvested RSUs pursuant to the respective RSU grant agreements for the buy-out and sign-on awards. For the purpose of calculating the value of the vesting of the accelerated RSUs, we used $102.82, the closing price of our Common Stock on December 31, 2022, as the fair market value.

On or after a Change in Control and ending on the first anniversary thereof, "Good Reason" is defined as the occurrence of any of the following events without the Executive's express written consent: (i) a material reduction in the Executive's base salary or target annual bonus compensation, as in effect on the date immediately prior to a Change in Control, (ii) the Company's assignment to the Executive without the Executive's consent of duties materially and adversely inconsistent with the Executive's position, duties or responsibilities as in effect immediately before the Change in Control, including, but not limited to, any material reduction in such position, duties or responsibilities, or a change in the Executive's title or office, as then in effect, or any removal of the Executive from any of such positions, titles or offices including Executive ceasing to be the Chief Executive Officer of the surviving company, or any failure to nominate the Executive as a member of the Board or (iii) the Company's relocation of Executive's principal place of employment to a locale that is more than fifty (50) miles from the Executive's principal place of employment immediately prior to the Change in Control.

[3] "Change in Control" is defined as occurring upon: (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a majority of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (ii) our dissolution or liquidation; (iii) the sale of all or substantially all of our business or assets; or (iv) the consummation of a merger, consolidation or similar form of corporate transaction involving the Company that requires the approval of our shareholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), if immediately following such Business Combination: (x) a Person is or becomes the beneficial owner, directly or indirectly, of a majority of the combined voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation), or (y) our shareholders cease to beneficially own, directly or indirectly, in substantially the same proportion as they owned the then outstanding voting securities immediately prior to the Business Combination, a majority of the combined voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation). "Surviving Corporation" means the corporation resulting from a Business Combination, and "Parent Corporation" means the ultimate parent corporation that directly or indirectly has beneficial ownership of a majority of the combined voting power of the then outstanding voting securities of the Surviving Corporation entitled to vote generally in the election of directors.

Executive Officer Severance Agreements

As of December 31, 2022, we were party to executive severance agreements with each of Mr. Knudson, Mr. Hagan and Ms. Jackson which are all virtually identical and provide that the applicable named executive officer will receive severance benefits if we terminate his or her employment without "cause,"[1] or the executive officer resigns for "good reason"[2] (in either case, an involuntary termination).

If an involuntary termination occurs, but not within one year of a "change in control" (as defined in Ms. Grace's Severance Agreement above), benefits include a cash payment equal to the applicable named executive officer's then-current annual base salary, payment of a prorated portion of his or her Average Bonus and reimbursement for the COBRA health coverage for his or her health insurance for a one-year period (or until he or she becomes eligible for comparable coverage under another employer's health plans, if earlier), less his or her share of premiums. If an involuntary termination occurs within one year of a change in control, the applicable named executive officer's severance payment equals two times the sum of (A) his or her then-current annual base salary, plus (B) an amount equal to his or her Average Bonus. Each severance agreement contains a requirement that the named executive officer execute a general release in our favor as a condition to receiving the severance payments. In addition, the named executive officers can resign their employment for "good reason" after a "change in control" and generally receive the same severance benefits described in the preceding paragraph.

---

[1] "Cause" is defined as (A) Executive's failure to perform in any material respect his or her duties as an employee of the Company, (B) violation of the Company's Code of Business Conduct, Code of Ethics for Senior Financial Officers and Principal Executive Officer, and/or Securities Trading Policy, (C) the engaging by Executive in willful misconduct or gross negligence which is injurious to the Company or any of its affiliates, monetarily or otherwise, (D) the commission by Executive of an act of fraud or embezzlement against the Company or any of its affiliates, or (E) the conviction of Executive of a crime which constitutes a felony or any lesser crime that involves Company property or a pleading of guilty or nolo contendere with respect to a crime which constitutes a felony or any lesser crime that involves Company property.

[2] "Good Reason" for purposes of an involuntary termination not within one year after a "change in control" means the occurrence of any of the following events without the named executive officer's express written consent: (i) a material reduction in the executive's base salary or target annual bonus compensation unless such reduction is commensurate with reductions simultaneously made to similarly situated executives, (ii) the Company's assignment to the executive of duties that are materially inconsistent and adverse to his or her position, or (iii) our relocation of the named executive officer's principal place of employment to a locale that is more than fifty (50) miles from his or her principal place of employment immediately prior to the change in control; provided, however, that a relocation to the Company's Dallas, Texas offices shall not trigger any severance obligation by the Company. On and after a "change in control," "good reason" means the occurrence of any of the following events without the named executive officer's express written consent: (i) a material reduction in his or her base salary or target annual bonus compensation as in effect on the date immediately prior to a change in control, (ii) the Company's assignment to the named executive officer without his or her consent of duties materially and adversely inconsistent with the named executive officer's position, duties or responsibilities as in effect immediately before the change in control, including, but not limited to, any material reduction in such position, duties or responsibilities, or a change in the named executive officer's title or office, as then in effect, or any removal of the named executive officer from any of such positions, titles or offices, or (iii) our relocation of the named executive officer's principal place of employment to a locale that is more than fifty (50) miles from his or her principal place of employment to a locale that is more than fifty (50) miles from his or her principal place of employment immediately prior to the change in control.

The following table sets forth illustrative examples of the payments and benefits Mr. Knudson, Mr. Hagan, and Ms. Jackson would have received if any of the circumstances described above occurred as of December 31, 2022. Ms. Salka is not reflected below as she retired as President and Chief Executive Officer of the Company on November 27, 2022 and as a result, would not be entitled to any payments as of the measurement date as the result of severance or a change in control.

JEFFREY R. KNUDSON

Termination Reason	Cash Severance ($)	Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)[1]	Total ($)
Involuntary Absent a Change in Control	630,000	1,080,000	18,977	4,080,720	5,809,697
Involuntary Within One Year of a Change in Control	1,260,000	2,160,000	18,977	4,080,720	7,519,697

MARK C. HAGAN

Termination Reason	Cash Severance ($)	Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)[1]	Total ($)
Involuntary Absent a Change in Control	525,000	666,125	18,977	—	1,210,102
Involuntary Within One Year of a Change in Control	1,050,000	1,332,250	18,977	6,238,089	8,639,317

DENISE L. JACKSON

Termination Reason	Cash Severance ($)	Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)[1]	Total ($)
Involuntary Absent a Change in Control	500,000	653,300	13,347	—	1,116,647
Involuntary Within One Year of a Change in Control	1,000,000	1,306,600	13,347	5,013,092	7,333,039

[1] Represents the value of the full acceleration of unvested RSUs pursuant to the respective equity award agreements with each of our executive officers. For the purpose of calculating the value of the vesting of the accelerated RSUs, we used $102.82, the closing price of our Common Stock on December 31, 2022, as the fair market value. This column does not reflect awards that had already vested as of December 31, 2022. As set forth in the applicable equity award agreements, for TSR PRSUs, we have utilized the number of shares the named executive officers would have received if the applicable TSR Measurements were performed on December 31, 2022; and for adjusted EBITDA PRSUs we have utilized the maximum number underlying the awards based on 2023 and 2024 adjusted EBITDA performance.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation of our median employee to the annualized total compensation of our CEO, Ms. Grace, for fiscal year 2022.

Pursuant to SEC rules, we are permitted to calculate our 2022 CEO pay ratio using the same median employee that we identified in 2020 because we do not believe there have been any changes to our employee population or employee compensation arrangements during 2022 that would have a significant impact on our pay ratio disclosure. Accordingly, we have elected to use the same median employee.

We calculated our median employee's annual total compensation using the same SEC rules we use for calculating the annual total compensation of our named executive officers, as set forth in the Summary Compensation Table above. In 2022, the annual total compensation of our median employee was $75,764, and our CEO's annualized total compensation was $4,262,478, of which $2,999,903 was variable compensation based on the performance of the Company. Since Ms. Grace joined the Company on November 28, 2022, we used her total annual base salary of $1,060,000, rather than the $81,538.46 in base salary that she received for 2022. She was also not eligible to receive an annual cash incentive bonus under the Bonus Plan. The resulting ratio of the total annual compensation of our median employee compared to the total annualized compensation of our CEO in 2022 was 56:1.

The pay ratio was calculated in accordance with SEC rules based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to the Company's pay ratio as disclosed above.

Pay Versus Performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Susan Salka[1] ($)	Compensation Actually Paid to Susan Salka[1,2,3] ($)	Summary Compensation Table Total for Cary Grace[1] ($)	Compensation Actually Paid to Cary Grace[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	Pre-Bonus Adjusted EBITDA[5] ($ Millions)
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	8,468,824	7,987,377	3,305,296	2,823,763	2,904,018	3,534,932	165.01	118.22	444	868
2021	9,472,551	22,502,459	—	—	2,972,826	3,451,653	196.32	147.19	327	660
2020	6,025,299	8,091,337	—	—	1,874,937	1,760,065	109.53	133.81	71	335

[1] Susan Salka was our PEO in 2020, 2021, and 2022. Cary Grace was our PEO in 2022. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022
Brian M. Scott	Brian M. Scott	Jeffrey R. Knudson
Ralph S. Henderson	Christopher S. Schwartz	Mark Hagan
Mark Hagan	Jeffrey R. Knudson	Denise Jackson
Denise Jackson	Mark Hagan	
	Denise Jackson	

[2] The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

AMN®
Healthcare
EMPOWERING THE FUTURE OF CARE

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Susan Salka ($)	Exclusion of Stock Awards for Susan Salka ($)	Inclusion of Equity Values for Susan Salka ($)	Compensation Actually Paid to Susan Salka ($)
2022	8,468,824	(4,447,137)	3,965,690	7,987,377
2021	9,472,551	(5,643,694)	18,673,602	22,502,459
2020	6,025,299	(3,632,452)	5,698,490	8,091,337

Year	Summary Compensation Table Total for Cary Grace ($)	Exclusion of Stock Awards for Cary Grace ($)	Inclusion of Equity Values for Cary Grace ($)	Compensation Actually Paid to Cary Grace ($)
2022	3,305,296	(2,999,903)	2,518,370	2,823,763
2021	—	—	—	—
2020	—	—	—	—

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	2,904,018	(1,296,924)	1,927,838	3,534,932
2021	2,972,826	(2,012,241)	2,491,068	3,451,653
2020	1,874,937	(900,110)	785,238	1,760,065

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Susan Salka ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Susan Salka ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Susan Salka ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Susan Salka ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Susan Salka ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Susan Salka ($)	Total - Inclusion of Equity Values for Susan Salka ($)
2022	5,424,177	(961,985)	—	(496,502)	—	—	3,965,690
2021	8,521,434	9,159,676	—	992,492	—	—	18,673,602
2020	4,013,649	1,508,995	—	175,846	—	—	5,698,490

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Cary Grace ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Cary Grace ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Cary Grace ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Cary Grace ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Cary Grace ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Cary Grace ($)	Total - Inclusion of Equity Values for Cary Grace ($)
2022	2,518,370	—	—	—	—	—	2,518,370
2021	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	1,581,852	(69,081)	—	415,067	0	—	1,927,838
2021	1,966,827	832,469	—	37,890	(346,117)	—	2,491,068
2020	729,754	327,207	—	(24,011)	(247,712)	—	785,238

(4) The Peer Group TSR set forth in this table utilizes the S&P Health Care Services Select Industry Index ("S&P Health Care Services Select Industry Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P Health Care Services Select Industry Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Pre-Bonus Adjusted EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in 2022. More information on Pre-Bonus Adjusted EBITDA can be found at Exhibit A to this proxy statement (page 113) and in Exhibit A to our proxy statements filed in 2022 and 2021, respectively. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.


PEO AND AVERAGE NEO COMPENSATION ACTUALLY PAID
VERSUS AMN HEALTHCARE SERVICES INC. TSR*
Compensation Actually Paid ($ in Millions)
$25
$20
$15
$10
$5
$0
$250
$200
$150
$100
$50
$0
Company TSR (FYE 2019=$100)
$100
$110
$196
$165
$22.5
$8.1
$1.8
$3.5
$8.0
$3.5
$2.8
2020
2021
2022
Fiscal Year
Susan Salka Compensation Actually Paid
Cary Grace Compensation Actually Paid
Average NEO Compensation Actually Paid
AMN Healthcare Services Inc. TSR

* The Company TSR summarized above is indexed to an initial $100 investment

Description of Relationship Between PEO *and Other NEO Compensation Actually Paid and Net Income*

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the three most recently completed fiscal years.



Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Pre-Bonus Adjusted EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our Pre-Bonus Adjusted EBITDA during the three most recently completed fiscal years.



Executive Compensation

Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P Health Care Services Select Industry Index over the same period.

**COMPARISON OF CUMULATIVE TSR OF AMN HEALTHCARE SERVICES INC. AND
S&P HEALTH CARE SERVICES SELECT INDUSTRY INDEX (FYE 2019 = $100)**



* The Company TSR summarized above is indexed to an initial $100 investment

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for 2022 to Company performance. The measures in this table are not ranked.

Pre-Bonus Adjusted EBITDA
Revenue
Adjusted EBITDA Performance
Relative TSR
Absolute TSR

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

Audit Committee Matters

Ratification of the Selection of Our Independent Public Accounting Firm

✅ **The board recommends a vote "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.**

The Audit Committee appointed KPMG LLP ("**KPMG**") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2023. The Board proposes and recommends that the shareholders ratify this appointment.

Selection and Engagement of KPMG as Our Independent Registered Public Accounting Firm

KPMG served as our principal independent registered public accounting firm for 2022. We expect representatives from KPMG to be present at the Annual Meeting. They will be given the opportunity to make a statement if they so desire and are expected to be available to respond to any appropriate questions.

Audit fees, Audit-Related fees, Tax fees and all other fees

The following sets forth the fees paid or accrued for audit services and the fees paid for audit-related, tax and all other services rendered by KPMG for each of the last two years:

	2022 ($)	2021 ($)
Audit Fees[1]	2,430,890	2,000,000
Audit-Related Fees[2]	21,683	10,960
Tax Fees[3]	362,218	248,750
All Other Fees	—	—

[1] Audit fees in 2022 consist of fees for professional services rendered in connection with the (i) annual audits of our consolidated financial statements, and the effectiveness of internal control over financial reporting and (ii) reviews of the interim consolidated financial statements included in quarterly reports.

[2] Audit-related fees in 2022 consist principally of fees not reported under the "Audit Fees" heading, including fees in respect of accounting consultations.

[3] Tax fees in 2022 consist of professional services rendered primarily relating to consultations in connection with research and development credits, an audit of the Company by the California State Franchise Tax Board and state sales and use tax compliance as well as other tax-related consulting services.

Pursuant to the Audit Committee Charter, it is the policy of the Audit Committee to review in advance and grant any appropriate pre-approvals of all auditing services to be provided by the independent registered public accounting firm and all non-audit services to be provided by the independent registered public accounting firm as permitted by Section 10A of the Exchange Act, and in connection therewith, to approve all fees and other terms of engagement. In 2021 and 2022, the Audit Committee approved all fees billed by KPMG prior to the engagement.

Report of the Audit Committee

Management is responsible for the Company's financial reporting process, including establishing and maintaining disclosure controls and procedures, establishing and maintaining internal control over financial reporting, evaluating the effectiveness of disclosure controls and procedures, evaluating and expressing an opinion on the effectiveness of internal controls and the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor, evaluate and oversee these processes. The Audit Committee members are not employees of the Company and are not professional accountants or auditors. The Audit Committee's primary purpose is to assist the Board to fulfill its oversight responsibilities by reviewing the financial information provided to shareholders and others, the systems of internal controls that management has established to preserve the Company's assets, the audit process, including the review of critical audit matters with the Company's independent registered accounting firm, and technology-related risks, including cybersecurity risks. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures or to determine that the Company's financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the audited financial statements with management. In giving the Audit Committee's recommendation to the Board, it has relied on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent registered public accounting firm, KPMG, included in its report on the Company's consolidated financial statements.

The Audit Committee is responsible for the appointment, subject to shareholder ratification, of the Company's independent registered public accounting firm. The members of the Audit Committee are independent as defined by Section 303A of the NYSE Listed Company Manual.

In this context, the Audit Committee has reviewed and discussed with management, its report on the effectiveness of the Company's internal control over financial reporting as well as KPMG's report related to its audit of (i) the consolidated financial statements; and (ii) the effectiveness of internal control over financial reporting. The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. In addition, the Audit Committee has received from KPMG the written disclosures and the letter from the independent registered accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG its independence. The Audit Committee also considered whether KPMG's provision of non-audit services to the Company is compatible with KPMG's independence. KPMG advised the Audit Committee that KPMG was and continues to be independent accountants with respect to the Company.

The Audit Committee discussed with KPMG the overall scope and plans for its audits. The Audit Committee has met with KPMG, with and without management present, to discuss the results of its audits, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based upon the Audit Committee's discussions with management and KPMG, the Audit Committee's review of the representations of management and the report of KPMG to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

Audit Committee Members

MARK G. FOLETTA
Financial Expert

TERI G. FONTENOT
Financial Expert

DAPHNE E. JONES
Financially Literate

JORGE A. CABALLERO
Financial Expert

Shareholder Proposal

PROPOSAL 4

Shareholder Proposal

The Company has been advised that Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated he is a beneficial owner of at least $2,000 in market value of AMN's Common Stock, intends to submit the following proposal at the Annual Meeting.

AMN is not responsible for the accuracy or content of this shareholder proposal, which is presented as received from the proponent in accordance with SEC rules.

Proposal 4 — Reform the Current Impossible Special Shareholder Meeting Requirements



FOR Shareholder Rights

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 15% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give all shares, including street name shares, the right to formally participate in calling for a special shareholder meeting to the fullest extent possible and to clear up any ambiguity on whether street name shares can formally participate in calling for a special shareholder meeting without converting their shares to another class of stock.

One of the main purposes of this proposal is to give all shares, regardless of the length of continuous stock ownership, the right to formally participate in calling for a special shareholder meeting to the fullest extent possible

It is important to adopt this proposal because all AMN shares held in street name are now 100% disqualified from formally participating in the call for a special shareholder meeting. Under this ill-conceived AMN rule management discriminates against shareholders who bought AMN stock in street name which is the most efficient form of ownership for most AMN shareholders.

Also all AMN shares not held for one continuous year are now 100% disqualified from formally participating in the call for a special shareholder meeting. Under this ill-conceived AMN rule management discriminates against shareholder who bought AMN stock during the past 12 months.

It currently takes 15% of shares that are not owed in street name to call a special shareholder meeting. This could disqualified 50% of AMN shares from participating in the calling of a special shareholder meeting. Thus it would take 30% of the non street names shares to call for a special meeting.

Then the owners of 30% of the AMN non street name shares held for more than a continuous year could determine that they own 45% of AMN non street name stock when length of stock ownership is factored out. Thus for practical purposes we may be left with a 45% stock ownership threshold to call a special shareholder meeting.

The nominal 15% of shares to call for a special shareholder meeting turns into a bait and switch 45% threshold – nothing for management to brag about.

I know of no shareholders who have succeeded in calling for a special shareholder meeting at any company that excludes all street name shares.

I know of no shareholders who have succeeded in calling for a special shareholder meeting at any company that excludes all shares owned for less than a continuous year.

Thus AMN seems to have 2 bullet-proof defences to make sure that a special shareholder meeting will never be called due to the enormous burden AMN places on shareholders by these 2 under the radar exclusions.

Please vote yes:

Reform the Current Impossible Special Shareholder Meeting Requirements —Proposal 4

Shareholder Proposal

 **AMN Healthcare's Statement in Opposition to Proposal No. 4**

The Board has considered the proponent's proposal to (i) permit beneficial shareholders of the Company's common stock to call a special meeting; and (ii) eliminate the requirement to hold the Company's common stock for at least one year prior to calling for a special meeting.

The Board has given careful consideration to this shareholder proposal and has concluded for the reasons set forth below that the adoption of this resolution is unnecessary and otherwise not in the best interests of the Company and its shareholders. Among other things, the one-year holding requirement to call a special meeting of shareholders protects the Company against abuses by shareholders with narrow short-term interests.

In 2020, the Company's proposal to enact the current threshold of 15% with a one year holding period, passed with 85.7% support. The Company's enacted threshold provides holders of 15% of our common stock for at least one year with the right to call a special meeting gave shareholders meaningful rights, aligned with best practices and strikes an appropriate balance. While the Company's 2020 proposal received overwhelming shareholder support, Mr. Chevedden's proposal, which sought the reduction of the ownership threshold from 20% to 10%, received just 31.5% support from shareholders.

Mr. Chevedden again sought to decrease the threshold to call a special meeting to 10% and also proposed the removal of the one-year stock holding period. The proposal received just 26.2% shareholder support.

The Board believes that the current special meeting right with a 15% threshold, including the one-year stock hold requirement, appropriately balances the shareholder right to call a special meeting while protecting its shareholder base against the risk that a narrow shareholder base will use the special meeting mechanism as a means to advance short-term interests adverse to the long-term interests of the Company and its shareholders.

Special meetings require substantial resources, and the elimination of a holding requirement as requested by the proposal could increase the potential for misuse of the special meeting right by special-interest shareholder groups with no long-term vested interest in the Company. Given the size of the Company and our large number of shareholders, a special meeting is a significant undertaking that requires substantial management and expense resources. The Board and management would be required to divert time and focus from their responsibility of managing the Company on behalf of all shareholders to prepare for, and conduct, the meeting, consequently distracting from their primary focus of operating our business and maximizing long-term shareholder value. Accordingly, special meetings should be extraordinary events that occur only when there are urgent and important strategic matters or concerns.

In response to the proponent's proposal, the Company has amended its By-laws to clarify that beneficial holders, or holders of the Company's common stock in street name, as well as record holders, can call a special meeting subject to the other conditions and procedural requirements as set forth in the By-laws.

While the Company's By-laws did not prohibit beneficial owners from calling a special meeting, the Company believes that the amendments serve to clarify the pre-existing ability of beneficial owners to call a special meeting.

We believe that the Company's overall corporate governance reflects best practices and provides shareholders with meaningful rights to communicate their views and ensure Board and management accountability and responsiveness to shareholders.

Given the Company's demonstrated commitment to effective corporate governance, there are a number of other ways for shareholders to express their views in addition to a special meeting right. The Board believes that the Company's commitment to ongoing and consistent dialogue with shareholders, combined with the following corporate governance practices, sufficiently serve to protect shareholders. This includes allowing multiple paths for shareholders to express their views to the Board, all without the added risks and expenses associated with eliminating the holding requirement:

- "Proxy access" right to nominate directors
- Annual director elections
- Action by written consent
- A majority shareholder voting right

AMN Healthcare
EMPOWERING THE FUTURE OF CARE

In light of the Board's belief that the Company's existing shareholder meeting right is aligned with best practices and strikes the appropriate balance between providing shareholders with meaningful rights while adequately protecting the long-term interests of the Company and all its shareholders, and the Board's demonstrated commitment to strong corporate governance and responsiveness to shareholders, the Board believes the adoption of this shareholder proposal is unnecessary and not in shareholders' best interest.

Recommendation of the Board of Directors

For all the reasons set forth above, the Board of Directors recommends a vote AGAINST Proposal No. 4

Security Ownership and Other Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 21, 2023 regarding (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director and director nominee of the Company, (iii) the named executive officers and (iv) all executive officers and directors as a group. Except as otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

Beneficial ownership includes shares for which a person, directly or indirectly, has or shares voting or investment power, or both, and also includes shares that each such person or group had the right to acquire within 60 days following March 21, 2023, including upon the exercise of options or warrants. Where applicable, we calculate the percentage of Common Stock beneficially owned by including the number of shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023 in both the numerator and the denominator.

Name	Number of Shares of Common Stock Beneficially Owned[1]	Percent of Class
BlackRock, Inc.[2]	7,152,134	16.50%
The Vanguard Group[3]	5,340,622	12.59%
R. Jeffrey Harris[4]	86,335	*
Susan R. Salka[5]	10,588	*
Martha H. Marsh[6]	54,348	*
Douglas D. Wheat[7]	36,261	*
Mark G. Foletta[8]	40,170	*
Denise L. Jackson[9]	17,518	*
Mark C. Hagan[9]	29,283	*
Jeffrey R. Knudson[9]	12,474	*
Daphne E. Jones[10]	10,938	*
Teri G. Fontenot[11]	7,008	*
Sylvia Trent-Adams[12]	4,794	*
Jorge A. Caballero[13]	1,895	*
Cary Grace[14]	0	*
All current directors, director nominees and executive officers as a group	311,612	*

* Less than 1%.

[1] In accordance with our policy, directors and named executive officers are not permitted to pledge, hypothecate or otherwise place liens on any equity securities of the Company that they own (or to engage in any hedging transactions involving our equity securities). Accordingly, no shares of Common Stock identified as beneficially owned in this table by our named executive officers and directors are pledged as security.

[2] Of the 7,152,134 shares of Common Stock BlackRock, Inc. beneficially owns, it has sole voting power over 7,051,024 shares of Common Stock, shared voting power over 0 shares, and sole dispositive power over 7,152,134 shares. BlackRock, Inc.'s address is 55 East 52nd Street, New York, NY 10055. Ownership amount and other information contained in this table and accompanying footnote for BlackRock, Inc., including voting power and dispositive power information, are based solely on information contained in the Schedule 13G/A (Amendment No. 1) filed by BlackRock, Inc. with the SEC on January 26,2023.

[3] Of the 5,456,661 shares of Common Stock The Vanguard Group (**"Vanguard"**) beneficially owns, it has sole voting power over 0 shares, shared voting power over 73,511 shares, sole dispositive power over 5,340,622 shares and shared dispositive power over 116,039 shares. Vanguard's address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Ownership amount and other information contained in this table and accompanying footnote for Vanguard, including voting power and dispositive power information, are based solely on information contained in the Schedule 13G/A (Amendment No. 9) filed by Vanguard with the SEC on February 9, 2023.

(4) Includes (A) 50,139 shares of Common Stock owned directly by Mr. Harris and (B) 36,196 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 36,196 shares consist of (i) 34,738 shares of Common Stock underlying vested RSUs for which receipt has been deferred until his separation from service and (iii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days of March 21, 2023 on April 21, 2023.

(5) Includes 10,588 shares of Common Stock owned directly by Ms. Salka and excludes 101,243 vested RSUs that she elected to defer until her separation from service. Under the terms of the applicable award agreements, if Ms. Salka is a "specified employee" within the meaning of Section 409A of the Code, which she is, the distribution of her Common Stock will be delayed six months and one day from her date of separation, and will be distributed on May 30, 2023. Accordingly, we have not included her 101,243 deferred vested RSUs in the table above because she will not have a right to receive such shares within 60 days from March 21, 2023. If we were to include such amounts, the number of shares beneficially owned by her as set forth in this table would be increased by the corresponding amount and be reflected as 111,831.

(6) Includes (A) 24,040 shares of Common Stock owned directly by Ms. Marsh and (B) 30,308 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 30,308 shares of Common Stock consist of (i) 28,850 shares of Common Stock underlying vested RSUs for which receipt has been deferred until her separation from service and (iii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days from March 21, 2023 on April 21, 2023.

(7) Includes (A) 65 shares of Common Stock owned directly by Mr. Wheat and (B) 36,196 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 36,196 shares of Common Stock consist of (i) 34,738 shares of Common Stock underlying vested RSUs for which receipt has been deferred until his separation from service and (iii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days from March 21, 2023 on April 21, 2023.

(8) Includes (A) 14,415 shares of Common Stock owned directly by Mr. Foletta and (B) 26,055 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 26,055 shares consist of (i) 24,597 shares of Common Stock underlying vested RSUs for which receipt has been deferred until his separation from service and (ii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days from March 21, 2023 on April 21, 2023.

(9) All shares of Common Stock reflected in this row are owned directly by the named executive officer.

(10) Includes (A) 7,341 shares of Common Stock owned directly by Ms. Jones and (B) 3,597 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 3,597 shares consist of (i) 2,139 shares of Common Stock underlying vested RSUs for which receipt has been deferred until her separation from service and (ii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days from March 21, 2023 on April 21, 2023.

(11) Includes (A) 2,826 shares of Common Stock owned directly by Ms. Fontenot and (B) 4,182 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 4,182 shares consist of shares of Common Stock underlying vested RSUs for which receipt has been deferred until her separation from service.

(12) Includes (A) 2,139 shares of Common Stock owned directly by Dr. Trent-Adams and (B) 2,655 shares of Common Stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023, which 2,655 shares consist of (i) 1,197 shares of Common Stock underlying vested RSUs for which receipt has been deferred until her separation from service and (ii) 1,458 shares of Common Stock underlying RSUs that will vest within 60 days from March 21, 2023 on April 21, 2023.

(13) Includes (A) 437 shares of Common Stock owned directly by Mr. Caballero and (B) 1,458 shares of Common Stock underlying RSUs deemed beneficially owned by reason of the right to acquire such shares within 60 days following March 21, 2023 on April 21, 2023.

(14) Ms. Grace joined the Company on November 30, 2022, so her equity awards have not vested as of March 21, 2023, nor will they vest within 60 days from March 21, 2023.

Section 16(a) Reporting Compliance

Section 16(a) of the Exchange Act generally requires our directors, executive officers and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Directors, executive officers and shareholders who own greater than 10% of our Common Stock are required by SEC rules to furnish us with copies of Section 16(a) forms they file. We believe that all of our directors, named executive officers and greater than 10% beneficial owners complied with all filing requirements applicable to them in 2022 other than a Form 4 filing for Denise Jackson relating to a sale of common stock, which was filed late due to an administrative error and was corrected promptly following the identification of the error.

Shareholder Proposals for the 2024 Annual Meeting

From time to time, shareholders present proposals, which may be proper subject for inclusion in the proxy statement and for consideration at the next annual meeting of shareholders. Any shareholder who desires to bring a proposal at our 2024 Annual Meeting of Shareholders without including such proposal in our proxy statement must deliver written notice to our Secretary not before January 18, 2024 and not later than February 17, 2024. We must receive shareholder proposals intended to be included in the 2024 proxy statement no later than December 6, 2023.

The shareholder proposals must comply with the requirements of Rule 14a-8 promulgated by the SEC under the Exchange Act.

If a shareholder proposal is not properly submitted for inclusion in the 2024 proxy statement pursuant to the requirements described above (but otherwise complies with the advanced notice provisions of our Bylaws), management will be permitted to vote proxies in its discretion if it advises shareholders in the 2024 proxy statement about the nature of the matter and how management intends to vote on such matter.

In addition, a shareholder who intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Bylaws must provide the notice required under Rule 14a-19 promulgated by the SEC under the Exchange Act to our Corporate Secretary no later than March 18, 2024.

Annual Report

Shareholders will receive with this proxy statement a copy of our Annual Report including the financial statements set forth in our annual report on Form 10-K, as filed with the SEC for the fiscal year ended December 31, 2022 and certain exhibits thereto.

Shareholders may request additional copies by sending a written request to AMN Healthcare Services, Inc., 2999 Olympus Blvd., Suite 500, an, Texas 75019, Attn: Denise L. Jackson, Chief Legal Officer and Corporate Secretary.

Delivery of Proxy Statement, Annual Report or Notice of Internet Availability

We may satisfy SEC rules regarding delivery of our proxy materials, including our proxy statement, or delivery of the Notice of Internet Availability of Proxy Materials (the "**Notice**") by delivering a single copy of these documents to an address shared by two or more shareholders. This process is known as "householding." To the extent we have done so, we have delivered only one set of proxy materials or one Notice, as applicable, to shareholders who share an address with another shareholder, unless contrary instructions were received prior to the mailing date.

We undertake to deliver promptly upon written or oral request a separate copy of our proxy statement, our annual report and/or our Notice, as requested, to a shareholder at a shared address to which a single copy of these documents was delivered. To make such a request, please contact our Secretary at the address set forth in the section immediately above entitled "Annual Report" or by calling our offices at 866-871-8519. If your Common Stock is held by a brokerage firm or bank and you prefer to receive separate copies of our proxy statement, our annual report, or the Notice, either now or in the future, please contact your brokerage or bank. If your brokerage or bank is unable or unwilling to assist you, please contact us as indicated above.

Shareholders sharing an address who are receiving multiple copies of proxy materials and who want to receive a single copy of our annual reports, proxy statements and/or our Notices may do so by contacting our Secretary at the address set forth in the section immediately above entitled "Annual Report" or by calling our offices at 866-871-8519.

Other Business

The Board does not know of any other matter that will come before the Annual Meeting other than those described in this proxy statement. If any other matters properly come up before the Annual Meeting, the persons named in the form of proxy intend to vote all proxies in accordance with their judgment on such matters.

General Information

When and where is the Annual Meeting?

Our 2023 Annual Meeting will be held virtually on Wednesday, May 17, 2023, at 1:00 p.m. Central Time, or at any subsequent time that may be necessary by any adjournment or postponement of the Annual Meeting.

What is "Notice and Access" and Why does AMN use it?

We are making the proxy solicitation materials available to our shareholders electronically via the Internet under the Notice and Access rules and regulations of the SEC. On or about April 4, 2023, we will mail to our shareholders the Notice in lieu of mailing a full set of proxy materials. Accordingly, our proxy materials are first being made available to our shareholders on or about April 4, 2023. The Notice includes information on how to access and review the proxy materials and how to vote online. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access the proxy materials on the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Electronic delivery decreases costs, expedites distribution, and reduces our environmental impact. Environmental stewardship is an important component of our ESG strategy, and we encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the Annual Meeting. Shareholders who received the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

Why am I Receiving these Proxy Materials?

We are providing these proxy materials in connection with the solicitation of proxies on behalf of our Board for use at the Annual Meeting. This proxy statement includes information that we are required to provide under SEC rules and is designed to assist you in voting your shares.

Proxies in proper form received by us at or before the time of the Annual Meeting will be voted as specified. You may specify your choices by marking the appropriate boxes on your proxy card. If a proxy card is dated, signed, and returned without specifying choices, the proxies will be voted in accordance with the recommendations of the Board set forth in this proxy statement, and, in their discretion, upon such other business as may properly come before the Annual Meeting. Business transacted at the Annual Meeting will be confined to the purposes stated in the Notice of Annual Meeting. Shares of our Common Stock cannot be voted at the Annual Meeting unless the holder is present in person or represented by proxy.

How can I Get Electronic Access to the Proxy Materials?

The Notice will provide you with instructions on how to (1) view our proxy materials for the Annual Meeting on the Internet, and (2) instruct us to send proxy materials to you by email. The proxy materials are also available under the "Investor Relations" tab on our website at www.amnhealthcare.com. Choosing to access our proxy materials electronically will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.

What is included in the Proxy Materials?

Our proxy materials include:

- Our Notice of Annual Meeting of Shareholders,
- This proxy statement, and
- Our 2022 Annual Report including the financial statements set forth in our annual report on Form 10-K.

If you receive a paper copy of these materials by mail, the proxy materials will also include a proxy card.

Who Pays the Cost of Soliciting Proxies for the Annual Meeting?

Proxies will be solicited on behalf of the Board by mail, telephone, email, or other electronic means or in person, and we will pay the solicitation costs. We have retained Morrow Sodali LLC, a proxy solicitation firm, to assist us in soliciting proxies and have agreed to pay them a fee of $9,500 for these services, plus reasonable out-of-pocket expenses.

Who is Entitled to Vote at the Annual Meeting?

In accordance with our Bylaws, the Board has fixed the close of business on March 21, 2023, as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. At the close of business on the Record Date, the outstanding number of our voting securities was 40,447,414 shares. Each shareholder is entitled to one vote for each share of Common Stock he or she held as of the Record Date. Shares cannot be voted at the Annual Meeting unless the holder is present in person or represented by proxy.

What Matters will be Addressed at the Annual Meeting?

At the Annual Meeting, shareholders will be asked:

- To elect the nine directors nominated by the Board and named in this proxy statement,

- To approve, by non-binding advisory vote, the compensation of our named executive officers,

- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, and

- To transact such other business, including consideration of a shareholder proposal, if properly presented, as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

What is the Vote Required for each Proposal and what are My Choices?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Proposal 1: Election of nine directors	Majority of the votes cast	No
Proposal 2: Advisory vote on the compensation of our named executive officers	Majority of the shares entitled to vote and present or represented by proxy	No
Proposal 3: Ratification of auditors for fiscal year 2022	Majority of the shares entitled to vote and present or represented by proxy	Yes
Proposal 4: Shareholder Proposal	Majority of the shares entitled to vote and present or represented by proxy	No

With respect to Proposal 1, the election of directors, you may vote FOR, AGAINST or ABSTAIN. Our Bylaws require that in an election where the number of director nominees does not exceed the number of directors to be elected, each director will be elected by the vote of the majority of the votes cast (in person during our virtual Annual Meeting or by proxy). A "majority of votes cast" means that the number of shares cast "FOR" a director's election exceeds the number of votes cast "AGAINST" that director's election. In accordance with our Bylaws, the following do not count as votes cast: (a) a share whose ballot is marked as withheld, (b) a share otherwise present at the meeting, but for which an ABSTAIN vote was cast, and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. In an uncontested election, a nominee who does not receive a majority of the votes cast will not be elected.

An incumbent director who is not elected because he or she does not receive a majority of the votes cast will continue to serve as a holdover director but will tender his or her resignation to the Board. Within 90 days after the date of the certification of the election results, the Governance and Compliance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken, and the Board will act on the Governance and Compliance Committee's recommendation and publicly disclose its decision and rationale.

With respect to Proposals 2, 3, and 4 (or on any other matter to be voted on at the Annual Meeting), you may vote FOR, AGAINST or ABSTAIN. If you ABSTAIN from voting on Proposals 2, 3, or 4, the ABSTAIN vote will have the same effect as an AGAINST vote.

AMN® Healthcare
EMPOWERING THE FUTURE OF CARE

How does the Board Recommend that I Vote?

The Board recommends that you vote:

- FOR: the election of the nine directors nominated by the Board and named in this proxy statement,
- FOR: the approval, by non-binding advisory vote, of the compensation of our named executive officers,
- FOR: the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023,
- AGAINST: the shareholder proposal entitled: "Special Shareholder Meeting Improvement".

HOW DO I VOTE MY SHARES?

ONLINE	**CALL**	**MAIL**	**DURING THE MEETING**
By following the Internet voting instructions included in the proxy package sent to you (or by going to www.proxyvote.com and following the instructions) at any time up until 11:59 p.m. Eastern Time on the day before the date of the Annual Meeting.	By following the telephone voting instructions included in the proxy package sent to you (by calling 1 (800) 690-6903 and following the instructions) at any time up until 11:59 p.m. Eastern Time on the day before the date of the Annual Meeting.	If you have elected to receive a printed copy of the proxy materials from us, by marking, dating, and signing your proxy card in accordance with the instructions on it and returning it by mail in the pre-addressed reply envelope provided with the proxy materials. The proxy card must be received prior to the Annual Meeting.	You can also cast your vote at our Virtual Shareholder Meeting. Even if you plan to attend, we encourage you to vote in advance by Internet, telephone, or mail so your vote will be counted if for some reason you are unable to attend.

If you are a beneficial owner and your shares are held through a broker, you should follow the instructions in the Notice provided by your broker, or your broker should provide instructions for voting your shares. In these cases, you may vote by Internet, telephone, or mail, as applicable. You may vote your shares beneficially held through your broker in person if you attend the Annual Meeting and you obtain a valid proxy card from your broker giving you the legal right to vote the shares at the Annual Meeting.

What is the Difference Between Shareholder of Record and Beneficial Owner?

Shareholder of Record. You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with American Stock Transfer & Trust Company, LLC, our transfer agent.

Beneficial Owner. You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares as described below.

What will Happen if I Do not Vote My Shares?

Shareholders of Record. If you are the shareholder of record and you do not vote by proxy card, telephone, Internet or in person at the Annual Meeting, your shares will not be voted at the Annual Meeting.

Beneficial Owners. If you are the beneficial owner and you do not direct your broker or nominee on how to vote your shares, your broker or nominee may vote your shares only on those proposals for which it has discretion to vote. Under the rules of the NYSE, your broker or nominee does not have discretion to vote your shares on non-routine matters such as Proposals 1, 2, and 4. We believe that Proposal 3 — ratification of our auditor — is a routine matter for which brokers and nominees can vote on behalf of their clients when voting instructions are not furnished by their clients.

What is the Effect of a Broker Non-Vote?

Brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to certain proposals. Accordingly, a broker non-vote will not impact our ability to obtain a quorum nor will it impact any vote that requires a majority of the votes cast (Proposals 1) or any proposal that requires the majority of the shares entitled to vote and present or represented by proxy (Proposals 2, 3, and 4).

May I Revoke My Proxy or Change My Vote?

Yes, you may revoke a proxy you have given at any time before it is voted at the Annual Meeting by (1) sending our Corporate Secretary a letter revoking the proxy, which must be received prior to the Annual Meeting, or (2) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting does not, standing alone, constitute your revocation of a proxy.

You may change your vote at any time prior to the voting of your shares at the Annual Meeting by (a) casting a new vote by telephone or over the Internet by 11:59 p.m. Eastern Time on the date before the day of the Annual Meeting, or (b) sending a new proxy card with a later date that is received prior to the Annual Meeting.

How Do I Attend the Virtual Annual Meeting?

Our Annual Meeting will be held virtually on Wednesday, May, 17, 2023, at 1:00 p.m. Central Time. Shareholders may sign-in to the virtual Annual Meeting starting at 12:45 p.m. (Central Time) by going to www.virtualshareholdermeeting.com/AMN2023. To register and attend the virtual Annual Meeting, you will need the control number included on your notice or proxy card voting instruction form or electronic notification. If you hold your shares through a securities broker (i.e., in "street name"), you should have received your notice or proxy card from your broker with your 16-digit control number. Only valid shareholders as of the record date, or their proxy holders, will be able to register for the meeting to participate and vote. The virtual Annual Meeting will start promptly at 1:00 p.m. (Central Time). A copy of the list of registered shareholders entitled to vote at the meeting will also be available for examination during the virtual Annual Meeting.

Will there be a Question and Answer Session?

Yes, as part of our virtual Annual Meeting, we will hold a Q&A session to allow shareholders the opportunity to ask questions similar to an in-person meeting. Once you have entered the virtual Annual Meeting platform, you will be able to type and submit your questions by using the applicable field provided in the web portal before the polls close. You or your proxy holder may participate, vote and ask questions at the virtual Annual Meeting subject to our Annual Meeting rules and procedures. We will post the Rules for Conduct of Meeting to our Investor Relations website at https://ir.amnhealthcare.com no later than one week prior to the Annual Meeting date of May 17, 2023 and will also make them available during the Annual Meeting through the virtual meeting platform. Only shareholders as of the record date or their proxy holders will be permitted to ask questions.

To make our virtual Annual Meeting more efficient, questions may be summarized and/or grouped topically for response and may also be omitted if inappropriate, not germane to the meeting agenda or in violation of any other rules and procedures, including, without limitation, our Annual Meeting Rules of Conduct. Any questions that comply with the Annual Meeting rules and procedures and are not addressed during the meeting will be published and answered as soon as practicable following the meeting on our Investor Relations website at https://ir.amnhealthcare.com.

What if I have Technical Questions?

Stockholders are encouraged to access the Annual Meeting early. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

How can I Find the Results of the Annual Meeting?

We will announce preliminary results at the Annual Meeting. We will publish the final voting results in a current report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting.

If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will disclose the final results in an amendment to the Form 8-K as soon as they become available.

Exhibit A to Proxy Statement

Non-GAAP Reconciliation for Consolidated Adjusted EBITDA and Consolidated Pre-Bonus Adjusted EBITDA for Purposes of 2022 Bonus Achievement

(in thousands)	Year Ended December 31, 2022 ($)
Net income	444,050
Income tax expense	162,653
Income before income taxes	606,703
Interest expense, net, and other	40,398
Income from operations	647,101
Depreciation and amortization	133,007
Depreciation (included in cost of revenue)	4,104
Share-based compensation	30,066
Acquisition, integration, and other costs	32,409
Adjusted EBITDA	**846,687**

(in thousands)	Year Ended December 31, 2022 ($)
Revenue	
Nurse and allied solutions	3,982,453
Physician and leadership solutions	697,946
Technology and workforce solutions	562,843
	5,243,242
Segment operating income[1]	
Nurse and allied solutions	576,226
Physician and leadership solutions	92,331
Technology and workforce solutions	299,390
	967,947
Unallocated corporate overhead[2]	121,260
Adjusted EBITDA[3]	**846,687**
Adjusted EBITDA	846,687
Adjustments[4]	21,245
Pre-bonus AEBITDA[5]	**867,932**

	Year Ended December 31, 2022 ($)
GAAP diluted net income per share (EPS)	9.90
Adjustments	2.00
Adjusted diluted EPS[6]	**11.90**

(1) Segment operating income represents net income plus interest expense (net of interest income) and other, income tax expense, depreciation and amortization, depreciation (included in cost of revenue), unallocated corporate overhead, acquisition, integration, and other costs, and share-based compensation expense.

(2) Please note that the amount set forth in this line item excludes the amounts set forth in the line item below entitled "acquisition, integration, and other costs." Acquisition, integration, and other costs are subsets of unallocated corporate overhead.

(3) Adjusted EBITDA represents net income plus interest expense (net of interest income) and other, income tax expense, depreciation and amortization, depreciation (included in cost of revenue), acquisition, integration, and other costs, and share-based compensation expense. Management believes that Adjusted EBITDA provides an effective measure of our results, as it excludes certain items that management believes are not indicative of our operating performance and considers measures used in credit facilities. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to income from operations or net income as an indicator of operating performance. Although management believes that some of the items excluded from Adjusted EBITDA are not indicative of our operating performance, these items do impact the statement of comprehensive income, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income.

(4) This amount represents the net adjustments to Adjusted EBITDA, as decided by the Compensation Committee for bonus calculation and payout only. For the purposes of determining in connection with the bonus calculation and payout, the Compensation Committee excluded the expense associated with the payout of bonuses, the impact of acquisitions that were not included in the Company's operating plan and certain increases to the Company's legal expense accruals not contemplated by its 2022 annual operating plan.

(5) Pre-bonus AEBITDA represents the adjustments made to Adjusted EBITDA decided by the Compensation Committee.

(6) Adjusted diluted EPS represents adjusted net income divided by diluted weighted average common shares outstanding. Management included this non-GAAP measure to provide investors and prospective investors with an alternative method for assessing the Company's operating results in a manner that is focused on its operating performance and to provide a more consistent basis for comparison between periods. However, investors and prospective investors should note that this non-GAAP measure involves judgment by management (in particular, judgment as to what is classified as a special item to be excluded in the calculation of adjusted net income). Although management believes the items in the calculation of adjusted net income are not indicative of the Company's operating performance, these items do impact the statement of comprehensive income, and management therefore utilizes adjusted diluted EPS as an operating performance measure in conjunction with GAAP measures such as GAAP diluted EPS.



AMN Healthcare

ABOUT AMN HEALTHCARE

AMN Healthcare is the leader and innovator in total talent solutions for healthcare organizations across the nation. The Company provides access to the most comprehensive network of quality healthcare professionals through its innovative recruitment strategies and breadth of career opportunities. With insights and expertise, AMN Healthcare helps providers optimize their workforce to successfully reduce complexity, increase efficiency and improve patient outcomes. AMN total talent solutions include managed services programs, clinical and interim healthcare leaders, temporary staffing, executive search solutions, vendor management systems, recruitment process outsourcing, predictive modeling, language interpretation services, revenue cycle solutions, credentialing and other services. Clients include acute-care hospitals, community health centers and clinics, physician practice groups, retail and urgent care centers, home health facilities, schools and many other healthcare settings. AMN Healthcare is committed to fostering and maintaining a diverse team that reflects the communities we serve. Our commitment to the inclusion of many different backgrounds, experiences and perspectives enables our innovation and leadership in the healthcare services industry. For more information about AMN Healthcare, visit www.amnhealthcare.com.



FORWARD-LOOKING STATEMENTS

This Proxy includes estimates, projections, statements related to our business plans, objectives, initiatives, strategies, practices, and expected operating Statement results that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, among others, the duration and severity of workforce shortages, the demand for healthcare services, the ability to grow our technology-enabled solutions and digital capabilities, our ability to innovate and improve patient outcomes, and performance for our company and our clients, our ability to accomplish our ESG commitments, our ability to attract and retain quality healthcare professionals and corporate team members, anticipated growth, acquisition and divestitures and their results on future operations, future economic conditions and performance, plans, objectives and strategies for future operations and growth, performance goals, actions related to our 2023 compensation, and other characterizations of future events or circumstances. The Company based these forward-looking statements on its current expectations, estimates, and projections about future events and the industry in which it operates using information currently available to it. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “estimates,” variations of such words and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements contained in the shareholder letter are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and its other periodic reports as well as the Company’s current and other reports filed from time to time with the Securities and Exchange Commission. Be advised that developments subsequent to the shareholder letter are likely to cause these statements to become outdated with the passage of time. The Company makes available additional information regarding the non-GAAP financial measures on the Company’s website at https://ir.amnhealthcare.com/static-files/d5502550-cffc-47a5-a1ce-89af91f2bcc2.



This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.



AMN Healthcare
Annual Report
2022

AMN Healthcare
Notice of Annual Meeting & Proxy Statement
2023

AMN Healthcare
Environmental, Social & Governance Report
2022

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Our Mission

Deliver the best talent and insights to help healthcare organizations optimize their workforce

Give healthcare professionals opportunities to do their best work towards quality patient care

Create a values-based culture of innovation where our team members can achieve their goals

Our Values

Our six core values drive our culture and our strength as a company.

- ◎ Customer Focus
- ★ Respect
- ✓ Trust
- 🏃 Continuous Improvement
- 🔥 Passion
- 💡 Innovation

Our Aspiration

We strive to be recognized as the most trusted, innovative, and influential force in helping healthcare organizations provide a quality patient care experience that is more human, more effective, and more achievable.

Awards List

 Forbes America's Best Large Employers (2022)

 Bloomberg Gender-Equality Index (2018– 2023)

 Corporate Champion Honoree for Over 40% Female Board Representation, 2017-2023 (biennial)

 Forbes America's Best Employers for Women (2022)

 Human Rights Campaign Corporate Equality Index (2018–2022)

 SOCIAL QUALITYSCORE HIGHEST RANKED BY ISS ESG — 1

 NACD Winner – Diversity, Equity & Inclusion Award – Public Company – Mid-Cap 2022

 Newsweek America's Most Responsible Companies (2020–2023)

 GOVERNANCE QUALITYSCORE HIGHEST RANKED BY ISS ESG — 1

 ENVIRONMENTAL QUALITYSCORE HIGHEST RANKED BY ISS ESG — 2



AMN® Healthcare

EMPOWERING THE FUTURE OF CARE

AMNHealthcare.com
NYSE: AMN
Toll Free: (866) 871-8519